                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-52917

                                  $75,000,000

                          (Kellstrom Industries Logo)
                           Kellstrom Industries, Inc.
                 5 1/2% Convertible Subordinated Notes Due 2003
                               ------------------

    The 5 1/2% Convertible Subordinated Notes Due 2003 (the "Notes") to be issued by Kellstrom Industries, Inc. (the "Company" or "Kellstrom") will be convertible into shares of common stock, par value $0.001 per share, of the Company (the "Common Stock") at any time after 60 days following the latest date of the original issuance thereof and prior to maturity, unless previously redeemed or repurchased, at a conversion price of $32 1/2 per share, subject to certain adjustments. See "Description of Notes -- Conversion of Notes." The Common Stock is traded on the Nasdaq National Market under the symbol "KELL." On June 11, 1998, the last reported sale price of the Common Stock was $26 1/16 per share.

    Interest on the Notes is payable on June 15 and December 15 of each year, commencing on December 15, 1998. The Notes will be redeemable, at any time, on at least 15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth in this Prospectus, in each case, together with accrued interest. Subject to certain restrictions and conditions, in the event of a Change in Control (as defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the date of repurchase. See "Description of Notes -- Optional Redemption by the Company" and "-- Repurchase at Option of Holders Upon Change in Control." The Notes are not entitled to any sinking fund. The Notes will mature on June 15, 2003.

    The Notes are general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As of June 11, 1998, the Company had approximately $102.1 million of Senior Indebtedness outstanding. After giving effect to the offering of the Notes and the Common Stock offered concurrently herewith and the application of net proceeds therefrom, the Company, as of June 11, 1998, would have had approximately $11.3 million of Senior Indebtedness outstanding. The Indenture will not restrict the Company or its subsidiaries from incurring Senior Indebtedness or other indebtedness.

    Concurrently with the Notes Offering, the Company is offering 2,750,000 shares of its Common Stock by a separate prospectus. The consummation of the Notes Offering and the Common Stock Offering are not conditioned upon each other.
                               ------------------

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 12.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

========================================================================================================================
                                                 INITIAL PUBLIC             UNDERWRITING              PROCEEDS TO
                                               OFFERING PRICE(1)           DISCOUNT(2)(3)            COMPANY(1)(3)
------------------------------------------------------------------------------------------------------------------------
Per Note..................................            100%                       3%                       97%
------------------------------------------------------------------------------------------------------------------------
Total(4)..................................        $75,000,000                $2,250,000               $72,750,000
========================================================================================================================

(1) Plus accrued interest, if any, from June 17, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $475,000 payable by the Company.
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $11,250,000 aggregate principal amount of Notes at the offering price shown above, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total public offering price, underwriting discount and proceeds to Company will be $86,250,000, $2,587,500 and $82,662,500, respectively. See "Underwriting."
                               ------------------

    The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about June 17, 1998, against payment therefor in immediately available funds.

BT Alex. Brown                                          Brean Murray & Co., Inc.

                 THE DATE OF THIS PROSPECTUS IS JUNE 11, 1998.

                           KELLSTROM INDUSTRIES, INC.

    (Photos containing airplane, engine, engine parts and Company personnel)

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, (i) all references to the "Company" or "Kellstrom" refer to Kellstrom Industries, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires, and
(ii) all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

GENERAL

     Kellstrom is a leader in the airborne equipment segments of the international aviation services after-market. The Company's principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft, engines and engine parts. The Company specializes in providing engines and after-market engine parts for large turbo-fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce. The Company believes that the engine types which it sells and leases and for which it supplies parts comprise in excess of 85% of the total world jet engine supply. The Company is a supplier to a broad base of approximately 1,000 domestic and international customers representing nearly all segments of the worldwide aviation industry, including commercial airlines such as American, Delta, Lufthansa, SwissAir and Singapore Airlines, and original equipment manufacturers ("OEMs") and engine overhaul facilities such as Daimler-Benz, GE Aircraft Engine Services and Pratt & Whitney. The Company enables customers to reduce their inventory, inventory carrying costs and airborne equipment maintenance costs by offering a broad inventory of engines and engine parts on a timely basis and at competitive prices. For the fiscal year ended December 31, 1997, the Company generated revenues of $79.4 million, EBITDA of approximately $23.8 million and net earnings of $8.5 million (or $0.95 per diluted share). On a pro forma basis, giving effect to the acquisitions completed by the Company since January 1997 and the Company's proposed Aerocar Acquisition (as defined below), the Company generated revenues of approximately $143.8 million, EBITDA of approximately $45.0 million and net earnings of approximately $15.0 million (or $1.64 per diluted share) for the fiscal year ended December 31, 1997.

     The Company's business strategy is focused on strong and controlled internal growth, supplemented by strategic inventory purchases and acquisitions of competing and complementary businesses meeting pre-defined criteria. The Company pursues acquisitions to strengthen current product lines, increase access to customers in its existing markets and expand into new product lines and markets. In evaluating acquisition opportunities, the Company's management considers the following criteria in addition to customary business and operational due diligence: the effects on earnings per share, the expected stability and inherent strength of gross margins and a comparative analysis of returns on invested capital and assets.

     The Company's operating approach enables it to pursue its growth plans while maintaining and improving operating efficiencies and results. As the Company's operations team strives to enhance internal procedures and controls, streamline distribution channels and maintain and expand customer relationships and account management, the Company's acquisition team works continuously with external advisors to identify, structure and consummate acquisitions. This operating approach enables the Company to manage the internal growth of its business and integrate acquired businesses while continuing to evaluate acquisition opportunities.

THE INDUSTRY

     The airline industry has experienced rapid growth in the level of air travel and the volume of air cargo in recent years and is expected by industry analysts to continue to face such growth in the future. According to the Boeing 1997 Current Market Outlook (the "Boeing Report"), air travel is expected to rise over current levels by approximately 75% by 2006 and by approximately 250% by 2016. While this growth to date has been accommodated largely by increasing load factors, airlines are responding by expanding fleet size. The Boeing Report projects that the worldwide fleet of commercial aircraft is expected to double from approximately 11,500 at the end of 1996 to approximately 23,000 by 2016, and the worldwide fleet of cargo jet aircraft is expected to increase from approximately 1,230 in 1996 to approximately 2,350 by 2016.

     This increase in worldwide air travel has resulted in a corresponding increase in demand for aircraft, engines and after-market engine parts. In light of FAA requirements that aircraft engines and engine parts be serviced at scheduled intervals of flying hours, the increase in worldwide air travel has resulted in the need for more frequent servicing cycles and a corresponding increase in demand for engines and engine parts. As a result of cost considerations, the Company believes that many airlines and repair and maintenance facilities that historically purchased parts from new parts manufacturers are increasingly utilizing after-market parts sold by resellers such as the Company.

     The aircraft engine and engine parts market is estimated by the United States Department of Commerce to exceed $18 billion. The resale segment of this market is highly fragmented, characterized by a limited number of large suppliers with broad product offerings and numerous smaller competitors serving niche markets. Several notable trends in the industry have recently emerged to improve safety, reduce costs and increase efficiency, including increasing emphasis on documentation and traceability of parts, outsourcing of inventory management functions, implementing "just-in-time" inventory management systems and reducing the number of approved suppliers. The Company believes that only those companies with superior quality assurance programs, sophisticated information systems and adequate capital will succeed in this changing environment. The Company is an active participant in the consolidation of the industry, having completed four acquisitions in the past 16 months with combined annual revenues in the year preceding the acquisition of approximately $75 million, and having entered into a definitive agreement to acquire Aerocar (as defined below), which had 1997 annual revenues of approximately $42 million.

BUSINESS STRATEGY

     The elements of the Company's business strategy are the following:

     - STRONG AND CONTROLLED INTERNAL GROWTH. The Company has achieved strong and controlled internal growth by increasing business with its existing customers, expanding its customer base and constantly improving the efficiency of its operations. From 1996 to 1997, the total revenue of the Company (without taking into account any increases in revenue resulting from acquisitions) increased by 43%. During the same time period, the Company quadrupled the size of its marketing department to support its customer base, which grew from approximately 175 to approximately 1,000. The Company believes that the focus of its core business on purchasing, overhauling (through subcontractors), reselling and leasing airborne equipment results in cost-efficient operations which maximize its profit margins and minimize its dependence on expensive machinery, equipment and labor. The Company believes that its efficiency is exemplified by its increased sales per employee. Between its first quarter of fiscal 1996 and its first quarter of fiscal 1998, the Company's annualized sales per employee increased from approximately $1.1 million to approximately $2.5 million. The Company intends to further improve efficiency by continuing to centralize its management and consolidate its operations in a new state-of-the-art, 195,000 square foot headquarters facility, which is expected to be completed in late 1998.

     - STRATEGIC INVENTORY PURCHASES. The Company believes that its potential to increase revenues from its existing business is largely dependent on its ability to deliver aircraft, engines and engine parts on a "just-in-time" basis. The lead time between purchasing aircraft, engines and engine parts and having a ready-for-sale product is generally 60-90 days. The Company focuses on developing new sources of supply, such as OEMs and overhaul facilities, as well as airlines which are replacing portions of their fleets or disposing of excess inventory. By broadening its sources of supply, the Company is better able to maintain a strategic stock of inventory in order to remain responsive to customer demands and delivery requirements. The Company relies on its market expertise and industry network to analyze both short and long-term trends in supply and demand in the aviation industry.

     - AIRBORNE EQUIPMENT LEASING. The Company is focusing its leasing efforts on aircraft and engines. The Company's lease program offers customers increased financial flexibility by offering short to medium-term leases (approximately 3 to 36 months), which require relatively small initial capital investments. The Company's lease program also provides the Company access to a regular supply of aircraft, engines and engine parts. As leases expire, the Company can elect to overhaul, sell or disassemble the leased equipment depending upon then existing market supply and demand.

     - ACQUISITIONS IN EXISTING COMMERCIAL AVIATION MARKETS. As a result of its concentration in certain niche markets, the Company's management develops in-depth knowledge of other resellers serving similar product lines that may be potential acquisition candidates. The recent acquisition of ITC (as defined below) has, and the proposed Aerocar Acquisition will, upon completion, expand the Company's customer base within its existing commercial aviation product lines, enhance its product offering and strengthen its distribution network. See "Business -- Recent Developments."

     - ACQUISITIONS IN ADJACENT MARKETS. As a result of its position in the industry, the Company's management also becomes familiar with companies serving complementary markets that may be attractive acquisition candidates. The Company continually works with outside advisors to evaluate and pursue companies that will enable it to expand into product lines and markets in which the Company does not have a significant presence. As a result of the acquisition of Aero Support (as defined below) in September 1997, the Company is able to offer engines and engine parts to customers in the large cargo transport aircraft and commercial helicopter markets, which were not previously served by the Company. The Company believes that similar expansion may be achieved through the acquisitions of companies offering different product lines than those of the Company, such as resellers of avionics equipment and airframes.

COMPETITIVE STRENGTHS

     The Company believes that it will be able to achieve its business strategy through the following competitive strengths:

     - QUALITY ASSURANCE. The Company believes that it was the first reseller of commercial jet engines and engine parts to receive ISO 9002 certification from the International Standards Organization ("ISO"), providing it with a distinctive competitive strength. The ISO's comprehensive evaluation system seeks to ensure satisfaction of customer requirements, documentation of quality management systems and verification that a product or service is designed, delivered and maintained in accordance with specific requirements. To refine its document storage and retrieval capabilities, the Company relies on a sophisticated optical imaging system, which further ensures quality assurance by maximizing the Company's ability to respond to customers as well as to provide accurate documentation of its inventory.

     - BROAD ARRAY OF PRODUCTS AND SERVICES. The Company buys, overhauls (through subcontractors), sells and leases a broad array of aircraft, engines and engine parts. In addition, the Company provides inventory management services. Through its recent acquisitions, the Company has expanded its supply of aircraft, engines and engine parts in the markets it serves, and has expanded its products and services into new markets. The Company believes that this breadth of products and services gives it a competitive advantage in obtaining business from new customers and affords an opportunity to expand its business with existing customers. It also positions the Company to respond to its customers' desire to focus on a select group of suppliers to control costs, increase quality and enhance timeliness of delivery.

     - LARGE AND DIVERSE CUSTOMER BASE. The Company serves a broad base of approximately 1,000 domestic and international customers representing nearly all segments of the worldwide aviation industry, including commercial airlines such as American, Delta, Lufthansa, SwissAir and Singapore Airlines, and OEMs and overhaul facilities such as Daimler-Benz, GE Aircraft Engine Services and Pratt & Whitney.

     - MARKET FOCUS. The Company focuses its operations on the technical, logistical and financial aspects of inventory management. Unlike many of its competitors which have diversified into the manufacturing, refurbishing and overhauling markets, the Company has remained focused on its core business of buying, overhauling (through subcontractors), selling and leasing aircraft, engines and engine parts. In focusing its business on inventory management, the Company is able to keep its capital investments to a minimum and dedicate most of its liquid resources to inventory purchases. As a result, the Company does not risk committing the large capital investments required to compete in the manufacturing and overhaul segments of the industry. The Company believes that this enables it to maximize the cost-efficiency and profitability of its operations.

     - STRONG MANAGEMENT TEAM. The members of the Company's senior operations team has an average of over 18 years of experience in the aviation industry, having worked for such industry participants as The AGES Group, Aviation Sales Company, Chromalloy Research and Technology Corporation, Israel Aircraft Industry Ltd. and United Airlines. The Company believes that its management team has a depth of industry knowledge and experience across technical, marketing and financial functions that permits it consistently to manage and meet expectations of its customers. Through its acquisitions, the Company continues to add to its senior management team individuals with experience in the aviation industry who share the objective of increasing stockholder value. In this connection, all members of the Company's senior management are paid a performance bonus based on the profitability of the Company and are encouraged to become stockholders of the Company through the open market purchases of shares of Common Stock and through participation in the Company's stock option plans.

     - CAPITAL AND OTHER RESOURCES. As a result of the Company's available capital, the Company regularly seeks to develop and pursue opportunities to expand its product, customer and service bases, to make selected acquisitions and to evaluate bulk purchases of inventory. The Company's market presence, industry experience, sophisticated MIS systems and available capital enable the Company to analyze and complete acquisitions and inventory purchases quickly, which the Company believes gives it an effective competitive advantage.

RECENT DEVELOPMENTS

     - ITC ACQUISITION. The Company acquired all of the assets, and assumed certain of the liabilities, of Integrated Technology Corp. ("ITC") on April 1, 1998 (the "ITC Acquisition"). ITC is a leading after-market supplier of jet engines and jet engine parts for the airline industry and also provides related services such as engine leasing. For the fiscal year ended December 31, 1997, ITC's revenue was approximately $29 million and its EBITDA was approximately $6.3 million. See "Business -- Recent Developments -- ITC Acquisition."

     - AEROCAR ACQUISITION. The Company entered into an agreement on May 6, 1998 to acquire all of the outstanding capital stock of Aerocar Aviation Corp. ("Aerocar Aviation") and Aerocar Parts, Inc. ("Aerocar Parts," and together with Aerocar Aviation, "Aerocar"), and expects to consummate this acquisition (the "Aerocar Acquisition") upon the fulfillment of certain conditions following the consummation of the Common Stock Offering and Notes Offering. Aerocar is engaged in the sale and lease of aircraft, engines and engine parts to major airlines and regional carriers. For the fiscal year ended December 31, 1997, Aerocar's revenue was approximately $42 million and its EBITDA was approximately $13.3 million (excluding the impact of certain extraordinary transactions and payments to shareholders). See "Business -- Recent Developments -- Aerocar Acquisition."

     - BENEFITS OF ACQUISITIONS. As a result of the Company's recent acquisitions, the Company has expanded its senior management team, broadened its product base to include additional lines of engines such as the Rolls Royce RB-211 and the Pratt & Whitney JT8D and broadened its customer base to bring its total number of customers to approximately 1,000.

     The Company's principal executive office is located at the Sawgrass International Corporate Park, 14000 N.W. 4th Street, Sunrise, Florida 33325. Its telephone number is (954) 845-0427.

                                  THE OFFERING

Securities Offered............   $75,000,000 aggregate principal amount of
                                 5 1/2% Convertible Subordinated Notes Due 2003
                                 (the "Notes," and the offering of such Notes, the "Notes Offering"). The Company has granted the Underwriters an option for 30 days to purchase up to $11,250,000 additional aggregate principal amount of Notes, solely to cover over-allotments.

Interest Payment Dates........   Interest on the Notes is payable at the rate
                                 set forth on the cover page hereof,
                                 semi-annually on each June 15 and December 15, commencing December 15, 1998.

Maturity Date.................   June 15, 2003

Conversion....................   The Notes are convertible at any time after 60
                                 days following the latest date of the original issuance thereof and prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion price of $32 1/2 per share, subject to adjustment in certain circumstances as described herein. See
                                 "Description of Notes -- Conversion of Notes."

Subordination.................   The Notes are unsecured and subordinated in
                                 right of payment to all existing and future
                                 Senior Indebtedness (as defined herein) of the Company. As defined, Senior Indebtedness will include the Company's long-term debt and capital leases and any outstanding balance on its Credit Facility (as defined). As of June
                                 11, 1998, the Company had approximately $102.1 million aggregate principal amount of Senior
                                 Indebtedness outstanding, approximately $90.8 million of which will be repaid with the net proceeds from this Offering and the concurrent
                                 Common Stock Offering. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. The Notes are pari passu to the 5 3/4% Notes (as defined herein). See
                                 "Capitalization," "Management's Discussion and
                                 Analysis of Financial Condition and Results of
                                 Operations" and "Description of
                                 Notes -- Subordination of Notes."

Redemption at the Option of
  the Company.................   The Notes will be redeemable at the Company's
                                 option, in whole or in part, at any time on at least 15 days' notice on or after June 15, 2001 at the redemption prices set forth herein plus accrued interest to the date of redemption. See
                                 "Description of Notes -- Optional Redemption by the Company."

Repurchase at Option of
  Holders upon a Change of
  Control.....................   In the event of a Change of Control (as
                                 hereinafter defined), each holder of Notes may require the Company to repurchase its Notes, in whole or in part at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. If a Change of Control were to occur, there could be no assurance that the Company would have sufficient funds to pay the repurchase price for the Notes tendered by the holders thereof or that the Company would be permitted to repurchase the Notes under its then-existing credit arrangements. See
                                 "Description of Notes -- Repurchase at Option of Holders Upon Change in Control."

Use of Proceeds...............   The Company intends to use the net proceeds
                                 from the Notes Offering and the concurrent
                                 Common Stock Offering to repay outstanding borrowings under its revolving credit facility, to finance the Aerocar Acquisition and for general corporate purposes. See "Use of Proceeds."

Listing.......................   The Notes are a new issue of securities with no
                                 established trading market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. See
                                 "Underwriting."

Common Stock..................   The Common Stock is quoted on the Nasdaq
                                 National Market under the symbol "KELL."

Risk Factors..................   See "Risk Factors" for certain considerations
                                 relevant to an investment in the Notes offered hereby.

Concurrent Common
  Stock Offering..............   Concurrently with the Notes Offering, the
                                 Company is offering 2,750,000 shares of Common
                                 Stock (the "Common Stock Offering") by a separate prospectus. The consummation of the Common Stock Offering and the Notes Offering are not conditioned upon each other.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     Set forth below is a summary of consolidated financial and operating data of the Company for the periods and as of the dates indicated. This information should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information contained elsewhere in this Prospectus and incorporated herein by reference.

           (IN THOUSANDS, EXCEPT SHARE DATA AND OTHER OPERATING DATA)

                                                                                              THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                            MARCH 31,
                                     ---------------------------------------------   -------------------------------------
                                       1995        1996              1997              1997                1998
                                     ---------   ---------   ---------------------   ---------   -------------------------
                                                                            PRO                                    PRO
                                                              ACTUAL     FORMA(1)                  ACTUAL        FORMA(2)
                                                             ---------   ---------               ----------     ----------
INCOME STATEMENT DATA:
Total revenues.....................  $   8,579   $  24,922   $  79,439   $143,793    $  16,466   $   29,091     $   42,060
Gross Profit.......................      3,201       8,686      28,044     57,376        5,739       10,379         16,977
EBITDA(3)..........................      1,719       5,781      23,761     44,977        4,623        8,988         14,963
Operating income...................      1,517       4,753      17,611     35,101        3,680        6,352         11,526
Interest expense, net..............       (225)        645       3,991     11,085        1,036        1,638          3,121
Earnings before income taxes.......        632       4,109      13,620     24,016        2,644        4,714          8,405
Net earnings.......................        374       2,646       8,543     15,010        1,659        2,942          5,253
Net earnings per share:
 Basic.............................        .14         .90        1.18       2.07          .29          .36            .65
 Diluted...........................        .10         .56         .95       1.64          .21          .29            .49
Weighted average number of common
 shares outstanding:
 Basic.............................  2,745,265   2,943,902   7,266,534   7,266,534   5,725,255    8,118,711      8,118,711
 Diluted...........................  3,609,956   4,759,890   9,394,439   9,394,439   7,922,924   11,739,791     11,739,791
OTHER OPERATING DATA:
EBITDA margin......................       20.0%       23.2%       29.9%      31.3%        28.1%        30.9%          35.6%
Current ratio......................        2.6x        2.3x        2.8x       2.3x         2.6x         4.6x           4.3x(5)
Return on average equity...........        3.3%       16.9%       25.1%      44.1%        21.8%        22.7%          40.6%
Debt to equity.....................       38.9%       45.1%      146.4%     289.6%        85.1%       209.2%         114.7%(5)
Sales per employee.................  $     746   $   1,424   $   1,869   $  2,130            *            *              *
Ratio of earnings to fixed
 charges(4)........................        2.8x        7.2x        4.0x       3.2x         3.3x         3.7x           3.6x

* Not available

                                                                  AT MARCH 31, 1998
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    701      $ 25,293
Working capital.............................................    51,742        92,730
Total assets................................................   180,212       293,793
Long-term debt..............................................   111,961       140,250
Stockholders' equity........................................    53,530       122,290

---------------

(1) Gives pro forma effect to the acquisition of substantially all of the assets and certain of the liabilities of Aero Support USA, Inc. ("Aero Support") in September 1997 (the "Aero Support Acquisition"), the ITC Acquisition and the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1997. See "Business -- Recent Developments" and Note 17 to the Company's Consolidated Financial Statements appearing elsewhere in this Prospectus.
(2) Gives pro forma effect to the ITC Acquisition and the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1998.
(3) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization, non-recurring charges and extraordinary items. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings, as an indicator of the Company's operating performance or cash flow, or as a measure of its liquidity.
(4) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, interest income and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred financing costs related to the Company's outstanding indebtedness.
(5) Gives pro forma effect to the ITC Acquisition and the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1998, and as adjusted for the Common Stock Offering and the Notes Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the information contained elsewhere in this Prospectus and incorporated by reference herein.

     LIMITED OPERATING HISTORY; POTENTIAL FLUCTUATIONS IN OPERATING
RESULTS. The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. Although the Company has historically experienced increasing net sales, the Company may experience significant fluctuations in its net sales, gross margins and operating results in the future, both on an annual and a quarterly basis, caused by various factors, including general economic conditions, specific economic conditions in the aviation industry, the availability and price of surplus aviation equipment, the size and timing of customer orders and the cost of capital to the Company. In a strategic response to a changing, competitive environment, the Company may elect from time to time to make certain pricing, product or marketing decisions, and any such decisions could have a material adverse effect on the Company's periodic results of operations, including net sales and net income from quarter to quarter. A large portion of the Company's operating expenses is relatively fixed. Since the Company typically does not obtain long-term purchase orders or commitments from its customers with respect to the sale of aircraft, engines and engine parts, it must anticipate the future volume of orders based upon the historic purchasing patterns of its customers and upon its discussions with its customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on the Company's business, financial condition and results of operations. Therefore, recent net sales and operating results of the Company should not be taken as indicative of the results of operations that can be expected in the future. There can be no assurance that the net sales and operating results of the Company will continue at their current levels or will grow, or that the Company will be able to achieve sustained profitability on a quarterly or annual basis.

     MANAGEMENT OF GROWTH. The Company has recently experienced significant expansion that has placed substantial demands upon its management, systems and resources. The Company's ability to manage its future growth, if any, will require the Company continually to improve its financial controls, management controls, reporting systems and procedures on a timely basis, implement new systems as necessary and expand, train and manage its workforce. There can be no assurance that the Company's controls, systems or procedures will continue to be adequate to support the Company's operations. The failure of the Company's management to respond effectively to changing business conditions would have a material adverse effect upon the Company's business, financial condition and results of operations.

     GROWTH STRATEGY AND RISKS RELATING TO ACQUISITIONS. A key element of the Company's strategy involves growth through the acquisition of additional inventories of aircraft, engines and engine parts and the acquisition of other companies, assets or product lines that would complement or expand the Company's existing business. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable aircraft, engines and engine parts inventories, acquisition candidates and capital, and by restrictions contained in the Company's credit agreements. The Company completed the IASI Acquisition in January 1997, the Aero Support Acquisition in September 1997 and the ITC Acquisition in April 1998. The Company has entered into an agreement providing for the proposed purchase by it of Aerocar which is expected to close upon the fulfillment of certain conditions following the completion of the Common Stock Offering and the Notes Offering. The process of seeking to integrate an acquired company's business into the Company's operations may result in ongoing and extraordinary operating difficulties and expenditures, may absorb significant management attention that would otherwise be available for the ongoing development of the Company's business and may result in charges against income. In addition, future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's operating results and financial condition. There can be no assurance that the Company will be able to consummate the Aerocar Acquisition or any future acquisitions on satisfactory terms or that it will be able to integrate successfully newly acquired businesses into its existing operations. See "Business -- Recent Developments."

     UNCERTAIN SUPPLY OF INVENTORY. The Company obtains its inventories of aircraft, engines and engine parts by purchasing surplus inventory from airlines, overhaul facilities and other suppliers. There is no organized market for surplus aircraft, engines and engine parts, and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus inventory in order to generate opportunities to purchase such equipment. The market for bulk sales of surplus aircraft, engines and engine parts is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus inventory in this manner successfully in the past, there can be no assurance that surplus aircraft, engines and engine parts of the type required by the Company's customers will be available on acceptable terms when needed in the future or that the Company will continue to compete effectively in the purchase of such surplus equipment.

     DEPENDENCE ON THIRD-PARTY AIRCRAFT ENGINE REPAIR FACILITIES. The Company is dependent on third-party Federal Aviation Administration ("FAA")-approved repair facilities to perform repair services to bring surplus aircraft, engines and engine parts into a condition of airworthiness so that the Company can then sell or lease such equipment to its customers. Third-party repair facilities may experience heavy workloads or may allocate their resources to customers with which they have entered into long-term, regularly scheduled aircraft engine and airframe maintenance agreements and thereby delay the services to be provided to the Company. The repair facilities utilized by the Company are responsible for inspecting and certifying engines and engine parts to be of serviceable quality. The Company does not have direct control over the quality of repairs performed by such repair facilities or the accuracy of the airworthiness condition designated by such facility. It is possible that engines and engine parts could pass inspection by the Company, be sold by the Company and be incorporated into an aircraft, and subsequently be determined to be unsafe or in need of further repair. In such event, the FAA has the authority to take actions which may include the grounding of an aircraft which contains such parts. Additionally, the customer who purchased such engines or engine parts could demand a replacement from the Company. While the Company has insurance coverage to cover related losses, the effect of such a development on passenger confidence and customer relations could have a material adverse effect upon the Company.

     CUSTOMER CONCENTRATION. The Company's pro forma net sales to its five largest customers accounted for approximately 22% of total pro forma net sales for the year ended December 31, 1997 and 36% of total pro forma net sales for the three months ended March 31, 1998. Specifically, for the year ended December 31, 1997, Willis Lease Finance Corporation, SwissAir, Lufthansa, AAR Corp. and U.S. Turbine Engine Corp. accounted for 11%, 9%, 9%, 6% and 5% of the Company's sales, respectively. While the relative significance of customers varies from period to period as a result of the large unit prices associated with whole aircraft engine sales, the loss of, or significant curtailments of purchases by, one or more of the Company's significant customers at any time could have a material adverse effect on the Company's business, financial condition and results of operations.

     CUSTOMER CREDIT RISKS. The Company's inability to collect receivables from a substantial sale could adversely affect the Company's financial position and results of operations for a particular period, although Company policy is generally to sell whole engines for cash at closing. Kellstrom's bad debt expense was less than 0.2% of sales for the years ended December 31, 1995, 1996 and 1997. The Company anticipates that it may incur greater bad debt losses in the future as its customer base grows and the Company experiences greater exposure to its customers as a result, in part, of the implementation of a program for the leasing of aircraft engines and airframes. There can be no assurance that the Company will not incur significant bad debt losses in the future which individually, or in the aggregate, could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE UPON KEY PERSONNEL. The Company depends upon the efforts of its officers and directors. The loss of the services of such key personnel could have a material adverse effect on the Company's ability to successfully achieve its business objectives. Although each of the key employees has executed an employment agreement that prohibits the employee from competing against the Company for a specified period of time, there can be no assurance that such remedy will be available to the Company or that such protection will mitigate any losses incurred as a result of termination of employment.

     PRODUCT LIABILITY. The Company's business exposes it to possible claims for personal injury or death that may result from the failure of an aircraft or engine owned and leased by it or an engine part sold by it. The Company currently maintains product liability insurance coverage in the amount of $500 million on an aggregate and per claim basis. There can be no assurance that claims will not arise in the future, that such insurance coverage can be maintained in the future at an acceptable cost or that such coverage will be adequate to cover any future liability of the Company. Any such liability not covered by insurance could have a material adverse effect on the financial condition of the Company.

     YEAR 2000. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has engaged a software consulting firm to replace its accounting and inventory management software programs with programs that are Year 2000 compliant. There can be no assurance, however, that replacing such software programs will result in Year 2000 compliant software systems. The Company expects the conversion efforts to be completed by the end of 1999. Management does not expect the financial impact of making the required system changes to be material to the Company's consolidated financial position, results of operations or cash flows which are being funded through operating cash flows. Even if the Company becomes Year 2000 compliant, there can be no assurance that all of the Company's customers and suppliers will be Year 2000 compliant by the end of 1999. The failure of the Company or any of its customers or suppliers to become Year 2000 compliant by the end of 1999 could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON THE CONDITION OF THE AIRLINE INDUSTRY. Aircraft engine and engine parts pricing is affected to a degree by the overall economic condition of the airline industry, which has historically been volatile. The demand for after-market engines and engine parts is driven primarily by flying hours or cycles. Regardless of the profitability of the airline industry, parts must be serviced or replaced at scheduled intervals. As such, the demand for after-market parts is a function of the level of worldwide air traffic. Additionally, factors such as the price of fuel affect the aircraft parts market, since older aircraft (into which aircraft parts are most often placed) become less economically viable as the price of fuel increases. During a downturn in the aviation industry, there may be reduced overall demand for aircraft, engines and engine parts, lower selling prices for the Company's products and increased credit risk associated with doing business with industry participants. There can be no assurance that economic and other factors that might affect the airline industry will not have an adverse impact on the Company's business, financial condition and results of operations.

     COMPETITION. The aviation parts after-market is highly competitive. Competition is based on product quality, price and the ability to provide needed parts quickly. The largest segment of the after-market is served by OEMs. However, the relatively high overhead and slow response times often associated with such large organizations can present a handicap in a fast-moving, price-sensitive marketplace. OEMs generally concentrate on selling new parts, leaving the market in serviceable and overhauled parts to other suppliers. OEM-manufactured new parts generally do not compete with overhauled parts. The largest resellers include companies such as AAR Corp. and The AGES Group. There are approximately 10 to 15 midsize resellers, including the Company. A large portion of the market revenue is generated by over 50 small after-market suppliers and brokers. As a result of industry consolidation, management expects that a number of these smaller operators will either be acquired or will have difficulty competing in this changing market. In addition, the engine parts supply business has been reshaped by the widespread adoption of ILS -- the Inventory Locator Service. The ILS lists the availability of thousands of types of parts from brokers, distributors, repair facilities and airlines. The listing includes the quantity of parts available, the condition of the parts, when the parts are available and a contact for more information. The ILS has created a much freer flow of information concerning the supply and demand for particular parts. Dealers now must compete not only on the basis of their relationships with customers and knowledge regarding a potential source for products, but also on the quality of the parts available, the documentation tracing the history of the parts and the price. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

     GOVERNMENT REGULATION. The aviation industry is highly regulated by the FAA in the United States and the equivalent regulatory agencies in other countries. While the Company's reselling business is not regulated, the aircraft, engines and engine parts that the Company sells to its customers must be accompanied by documentation that enables the customer to comply with applicable regulatory requirements. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company. Before engine parts may be installed in an aircraft engine, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Engine components must also be traceable to sources deemed acceptable by such agencies. Although the Company believes it complies with the highest level of such regulatory standards, standards may change in the future, requiring engine components already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new engine components to be used in lieu of engine components already contained in the Company's inventory. In all such cases, to the extent that the Company has such engine components in its inventory, their value may be reduced and the Company's business, financial condition and results of operations could be adversely affected.

     NO DIVIDENDS. The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock to its stockholders for the foreseeable future. In addition, it is probable that debt financing agreements to be entered into by the Company will contain restrictions on the Company's ability to declare dividends. See "Dividend Policy."

     SUBORDINATION. The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined herein) of the Company. Under the Indenture (as defined herein), the Notes will be subordinated to the Company's long-term debt and capital leases, any amounts outstanding under its line of credit and any other indebtedness incurred by the Company that is senior to the Notes. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations under the Notes. As of June 11, 1998, the Company had $102.1 million of indebtedness outstanding that would have constituted Senior Indebtedness.

     ABSENCE OF PUBLIC MARKET FOR THE NOTES. The Notes are new securities for which there currently is no market. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes. The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for the Common Stock or other similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

     LIMITATION ON REPURCHASE OF NOTES UPON CHANGE IN CONTROL. Upon the occurrence of a Change in Control (as defined in the Indenture) each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event that maturity of Senior Indebtedness is accelerated as a result of a default under the applicable loan or similar agreement. See "Description of Notes -- Repurchase at Option of Holders upon Change in Control."

                                USE OF PROCEEDS

     The proceeds of the Notes Offering, before giving effect to the Company's estimated Notes Offering expenses and the underwriting discount, are expected to be approximately $75,000,000 (approximately $86,250,000 if the Underwriters' over-allotment option is exercised in full). The proceeds of the Notes Offering and the Common Stock Offering, if consummated, will be used as follows: (i) approximately $90.8 million will be used to repay principal and interest under the Company's revolving credit facility with Barnett Bank, N.A. (the "Credit Facility") (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"), (ii) approximately $44 million will be used to pay the portion of the purchase price required to be paid at closing in connection with the Aerocar Acquisition (see
"Business -- Recent Developments -- Aerocar Acquisition"), and (iii) the remainder will be used for general corporate purposes. As of June 11, 1998, approximately $90.8 million principal amount of indebtedness was outstanding under the Credit Facility at a weighted average annual interest rate of 8.25%. The maturity of such debt is March 10, 2001. To the extent the Underwriters' over-allotment option is exercised, net proceeds from such exercise will also be used for general corporate purposes, including future acquisitions.

                        CONCURRENT COMMON STOCK OFFERING

     Concurrently with the Notes Offering, the Company is offering 2,750,000 shares of Common Stock by a separate prospectus. The consummation of the Notes Offering and the Common Stock Offering are not conditioned upon each other.

                          PRICE RANGE OF COMMON STOCK

     Since June 25, 1997, the Company's Common Stock has been quoted on the Nasdaq National Market under the trading symbol "KELL". From April 11, 1994 through June 24, 1997, the Company's Common Stock was quoted on the Nasdaq SmallCap Market. The following table sets forth for the periods indicated the high and low sale prices of the Company's Common Stock from January 1, 1996 through June 11, 1998.

                                                                    HIGH         LOW
    FISCAL 1996                                                     ----         ---
    First Quarter...............................................  $ 7 1/4      $ 4 3/4
    Second Quarter..............................................    8 7/8        6 1/2
    Third Quarter...............................................    8 3/8        7
    Fourth Quarter..............................................    8 9/16       7 3/8

    FISCAL 1997

    First Quarter...............................................  $14 7/8      $ 8 1/4
    Second Quarter..............................................   17 1/8       11 7/8
    Third Quarter...............................................   21 7/8       15
    Fourth Quarter..............................................   27 1/2       17 1/8

    FISCAL 1998

    First Quarter...............................................  $27 3/4      $20
    Second Quarter (through June 11, 1998)......................   29 3/4       23

     The last reported sale price of the Common Stock as reported on the Nasdaq National Market on June 11, 1998 was $26 1/16 per share.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future, but intends instead to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. Furthermore, the Company's ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities which may contain covenants which restrict the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 and (i) as adjusted to give effect to the sale of $75,000,000 principal amount of Notes offered hereby and the application of the estimated net proceeds therefrom; (ii) as further adjusted to give effect to the sale of the Notes offered hereby and the sale of the 2,750,000 shares of the Common Stock offered pursuant to the Common Stock Offering at the public offering price of $26.00 per share and the application of the estimated net proceeds therefrom and (iii) pro forma to give effect to the ITC Acquisition and the Aerocar Acquisition (see "Business -- Recent Developments") and as adjusted to give effect to the sale of the Notes offered hereby and the sale of the Common Stock offered pursuant to the Common Stock Offering, and the application of the net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto contained elsewhere in this Prospectus and incorporated herein by reference.

                                                                        MARCH 31, 1998
                                                  ----------------------------------------------------------
                                                                        (IN THOUSANDS)
                                                  ----------------------------------------------------------
                                                                                AS FURTHER      PRO FORMA
                                                    ACTUAL     AS ADJUSTED(3)   ADJUSTED(4)   AS ADJUSTED(5)
                                                  ----------   --------------   -----------   --------------
Notes payable and current maturities of
  long-term debt................................  $        0     $        0     $        0      $        0
Long-term debt:
  Credit Facility...............................  $   46,711              0              0               0
  5 3/4 Convertible Subordinated Notes Due
    2002........................................  $   54,000     $   54,000     $   54,000      $   54,000
  11 3/4 Senior Subordinated Notes Due 2004.....  $   11,250     $   11,250     $   11,250      $   11,250
  Notes offered hereby..........................  $        0     $   75,000     $   75,000      $   75,000
        Total Debt..............................  $  111,961     $  140,250     $  140,250      $  140,250
Stockholders' Equity:
  Preferred Stock, $.001 par value, 1,000,000
    shares authorized; no shares outstanding
  Common Stock, $.001 par value, 50,000,000
    shares authorized; 8,368,561 shares
    outstanding; 11,118,561 shares outstanding,
    as adjusted(2)..............................           8              8             11              11
  Additional paid-in capital....................      39,376         39,376        106,634         108,134
  Other.........................................        (351)          (351)          (351)           (351)
  Retained earnings.............................      14,497         14,497         14,497          14,497
  Total stockholders' equity....................  $   53,530     $   53,530     $  127,090      $  122,290
                                                  ----------     ----------     ----------      ----------
        Total capitalization....................  $  165,491     $  193,780     $  261,040      $  262,540
                                                  ==========     ==========     ==========      ==========

---------------

(1) The number of authorized shares of Common Stock gives effect to the proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 50,000,000 shares, which was approved by the Company's stockholders at the Company's annual meeting on May 29, 1998.
(2) Represents the number of shares outstanding as of May 22, 1998, and excludes
    (i) 2,284,337 shares reserved for issuance under the Company's stock option plans (as of May 22, 1998, giving effect to the proposal to increase the authorized number of shares subject to the options to be issued under the Company's 1997 Stock Option Plan from 600,000 to 1,000,000, which proposal was approved by the Company's stockholders at the Company's annual meeting on May 29, 1998), of which 1,884,337 shares were subject to outstanding options as of such date, (ii) 300,000 shares subject to options which were outstanding as of May 22, 1998 and granted other than under the Company's stock option plans and (iii) 875,655 shares reserved for issuance upon exercise of warrants to purchase shares of the Company's Common Stock which were outstanding as of May 22, 1998.

(3) Adjusted to give effect to the sale of the $75,000,000 aggregate principal amount of the Notes offered hereby and the application of the net proceeds therefrom.
(4) Adjusted to give effect to the sale of the $75,000,000 aggregate principal amount of the Notes offered hereby and the sale of 2,750,000 shares of Common Stock offered pursuant to the Common Stock Offering at the public offering price of $26.00 per share, and the application of the net proceeds therefrom.
(5) On a pro forma basis to give effect to the ITC Acquisition and the Aerocar Acquisition as if such acquisitions had occurred on January 1, 1997, and adjusted to give effect to the sale of the Notes offered hereby and the Common Stock offered pursuant to the Common Stock Offering, and the application of the net proceeds therefrom.

                            SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial and operating data of the Company for the periods and as of the dates indicated. The selected financial data at or for each of the full fiscal years presented below were derived from the Company's Consolidated Financial Statements, which have been audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants. The selected financial data relating to the three months ended March 31, 1997 and 1998, which have been derived from the Company's unaudited financial statements, include normal recurring adjustments and reflect all other adjustments which are, in the opinion of management, necessary for a fair presentation of the information contained therein. Financial and operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 1998. Unaudited pro forma selected financial data are derived from the historical financial statements of the Company, Aero Support, ITC and Aerocar for the periods indicated. The pro forma selected financial data include the recurring items which are directly attributable to the Aero Support Acquisition, the ITC Acquisition and the Aerocar Acquisition and are expected to have a continuing impact. The unaudited pro forma information does not purport to represent what the Company's results of operations would actually have been if the Aero Support Acquisition, the ITC Acquisition and the Aerocar Acquisition had in fact occurred on the dates indicated or project the Company's results of operations for any future date or period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited financial statements included elsewhere in this Prospectus and incorporated herein by reference.

           (IN THOUSANDS, EXCEPT SHARE DATA AND OTHER OPERATING DATA)

                                                                                                THREE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                           MARCH 31,
                                        ---------------------------------------------   -----------------------------------
                                          1995        1996              1997              1997               1998
                                        ---------   ---------   ---------------------   ---------   -----------------------
                                                                               PRO                                  PRO
                                                                 ACTUAL     FORMA(1)                  ACTUAL      FORMA(2)
                                                                ---------   ---------               ----------   ----------
INCOME STATEMENT DATA:
Total revenues........................  $   8,579   $  24,922   $  79,439   $143,793    $  16,466   $   29,091   $   42,060
Gross Profit..........................      3,201       8,686      28,044     57,376        5,739       10,379       16,977
EBITDA(3).............................      1,719       5,781      23,761     44,977        4,623        8,988       14,963
Operating income......................      1,517       4,753      17,611     35,101        3,680        6,352       11,526
Interest expense, net.................       (225)        645       3,991     11,085        1,036        1,638        3,121
Earnings before income taxes..........        632       4,109      13,620     24,016        2,644        4,714        8,405
Net earnings..........................        374       2,646       8,543     15,010        1,659        2,942        5,253
Net earnings per share:
 Basic................................        .14         .90        1.18       2.07          .29          .36          .65
 Diluted..............................        .10         .56         .95       1.64          .21          .29          .49
Weighted average number of common
 shares outstanding:
 Basic................................  2,745,265   2,943,902   7,266,534   7,266,534   5,725,255    8,118,711    8,118,711
 Diluted..............................  3,609,956   4,759,890   9,394,439   9,394,439   7,922,924   11,739,791   11,739,791
OTHER OPERATING DATA:
EBITDA margin.........................       20.0%       23.2%       29.9%      31.3%        28.1%        30.9%        35.6%
Current ratio.........................        2.6x        2.3x        2.8x       2.3x         2.6x         4.6x         4.5x(5)
Return on average equity..............        3.3%       16.9%       25.1%      44.1%        21.8%        22.7%        40.6%
Debt to equity........................       38.9%       45.1%      146.4%     289.6%        85.1%       209.2%       112.2%(5)
Sales per employee....................  $     746   $   1,424   $   1,869   $  2,130            *            *            *
Ratio of earnings to fixed
 charges(4)...........................        2.8x        7.2x        4.0x       3.2x         3.3x         3.7x         3.6x

* not applicable

                                                                  AT MARCH 31, 1998
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    701      $ 25,293
Working capital.............................................    51,742        42,730
Total assets................................................   180,212       293,793
Long-term debt..............................................   111,961       140,250
Stockholders' equity........................................    53,530       122,290

---------------

(1) Gives pro forma effect to the Aero Support Acquisition, the ITC Acquisition and to the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business-- Recent Developments" and Note 17 to the Company's Consolidated Financial Statements appearing elsewhere in this Prospectus.
(2) Gives pro forma effect to the ITC Acquisition and the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1998.
(3) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization, nonrecurring charges and extraordinary items. EBITDA is included herein because management believes that certain investors find it to be a useful tool for measuring a company's ability to service its debt; however, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net earnings, as an indicator of the Company's operating performance or cash flow, or as a measure of its liquidity.
(4) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, interest income and fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred financing costs related to the Company's debt issuances.
(5) Gives pro forma effect to the ITC Acquisition and the proposed Aerocar Acquisition as if such acquisitions had been consummated as of January 1, 1998, and as adjusted for the Common Stock Offering and the Notes Offering and the application of the net proceeds therefrom as described in "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with (i) the Company's audited Consolidated Financial Statements and the related Notes thereto included elsewhere herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and (ii) the Company's unaudited Condensed Consolidated Financial Statements and the related Notes thereto included elsewhere herein and in the Company's Form 10-Q for the three months ended March 31, 1998.

GENERAL

     Kellstrom is a leader in the airborne equipment segments of the international aviation services after-market. The Company's net sales have increased from $24,921,587 for the year ended December 31, 1996 to $79,439,149 for the year ended December 31, 1997. During the same time period, the Company's net income increased from $2,646,343 to $8,542,519. The increase in sales and net income is the result of a number of factors, including the expansion of the Company's product lines, customer base and market share, increases in the Company's internal growth, cost controls and overall operating efficiencies, acquisitions in existing and adjacent markets and significant capital investments.

RESULTS OF OPERATIONS

     For the periods indicated, the following table sets forth the percentage of certain income statement items to total revenues derived from the Company's consolidated statements of earnings.

                                                                      PERCENTAGE OF TOTAL REVENUES
                                                              ---------------------------------------------
                                                                                              THREE MONTHS
                                                                                                 ENDED
                                                                YEAR ENDED DECEMBER 31,        MARCH 31,
                                                              ---------------------------    --------------
                                                              1995       1996       1997     1997     1998
                                                              -----      -----      -----    -----    -----
Revenues:
  Sales of aircraft and engine parts, net...................  100.0%      96.4%      90.1%    93.9%    87.1%
  Rental Revenues...........................................     --        3.6        9.9      6.1     12.9
                                                              -----      -----      -----    -----    -----
        Total Revenues......................................  100.0%     100.0%     100.0%   100.0%   100.0%
                                                              -----      -----      -----    -----    -----
Operating Expenses:
  Cost of Goods Sold........................................   62.6       62.8       58.9     61.1     57.3
  Depreciation of Equipment Under Operating Leases..........     --        2.3        5.7      4.0      7.0
  Selling, General and Administrative Expenses..............   17.3       14.0       11.2     10.8     11.8
  Depreciation and Amortization Expense.....................    2.4        1.8        2.0      1.8      2.0
                                                              -----      -----      -----    -----    -----
        Total Operating Expenses............................   82.3%      80.9%      77.8%    77.7%    78.1%
Interest Expense (net of Interest Income)...................   (2.6)       2.6        5.0      6.3      5.6
                                                              -----      -----      -----    -----    -----
Net Income..................................................    4.4%      10.6%      10.8%    10.1%    10.2%
                                                              =====      =====      =====    =====    =====
Sales of aircraft and engine parts, net.....................  100.0%     100.0%     100.0%   100.0%   100.0%
Cost of Goods Sold..........................................   62.7       65.1       65.4     65.2     65.8

  Three Months Ended March 31, 1998 and 1997

     Net sales of aircraft and engine parts increased by 64% to $25,335,696 for the three months ended March 31, 1998 as compared with $15,458,916 for the three months ended March 31, 1997. The increase in net sales of aircraft and engine parts was primarily due to (i) internal growth of sales of approximately $4,320,000 primarily due to additional inventory availability as a result of the Company's increased capital resources and (ii) incremental sales of approximately $5,557,000 related to the Aero Support Acquisition.

     Rental revenues increased by 273% to $3,754,875 for the three months ended March 31, 1998 as compared with $1,007,157 for the three months ended March 31, 1997. The increase in rental revenues was primarily due to the Company's continued expansion into the short-term leasing business through purchases of individual leased assets resulting in increased rental revenues.

     Cost of goods sold increased by 65% to $16,668,164 for the three months ended March 31, 1998 as compared to $10,072,332 for the three months ended March 31, 1997; the gross profit margin decreased to 34.2% in the first quarter of 1998 from 34.8% in 1997. The increase in cost of goods sold was primarily due to increased sales volume across all product lines.

     Depreciation of equipment under operating leases increased by 212% to $2,043,156 for the three months ended March 31, 1998 as compared with $654,653 for the three months ended March 31, 1997. The increase in depreciation of equipment under operating leases was primarily due to the Company's continued expansion into the short-term leasing business through purchases of individual leased assets resulting in increased depreciation expense.

     Selling, general and administrative expenses increased by 94% to $3,433,955 for the three months ended March 31, 1998 as compared to $1,770,329 for the three months ended March 31, 1997, which resulted in an increase as a percentage of total revenues to 11.8% in 1998 from 10.8% in 1997. The increase in selling, general and administrative expenses was primarily the result of (i) expenses of approximately $675,000 related to the continuing operations of Aero Support and
(ii) expenses of approximately $989,000 from the continued expansion of the Company's sales and warehouse operations in order to support a higher level of revenue and a corresponding greater number of whole engine and engine component transactions, and the continued addition of marketing and management personnel necessary to achieve and administer the revenue growth opportunities that are available due to the Company's expanded level of inventory investment. The Company expects selling, general and administrative expenses to continue to increase due to the Company's growth plans and need for additional personnel and facilities to support the Company's operations.

     Depreciation and amortization expense increased by 105% to $593,223 for the three months ended March 31, 1998 as compared with $288,879 for the three months ended March 31, 1997, which resulted in an increase as a percentage of total revenues to 2.0% in 1998 from 1.8% in 1997. The increase in depreciation and amortization expense is primarily the result of amortization of goodwill related to the Aero Support Acquisition.

     Interest expense (net of interest income) increased by 58% to $1,637,954 for the three months ended March 31, 1998 as compared to $1,035,858 for the three months ended March 31, 1997. The increase in interest expense was primarily due to interest expense and related costs of approximately $350,000 from the $17,300,000 of debt related to the acquisition of Aero Support, as well as increased borrowings by the Company during 1998 necessary to expand the Company's inventory levels. The Company expects interest expense to continue to increase as the Company continues to expand its inventory levels and facilities to support future growth in operations and completes acquisitions funded by debt. There can be no assurance, however, that the Company's operations will expand or that it will complete any material acquisitions.

     Net income increased by 77% to $2,941,610 for the three months ended March 31, 1998 as compared to $1,659,368 for the three months ended March 31, 1997. Basic earnings per common share increased by 24% to $0.36 for the three months ended March 31, 1998 as compared to $0.29 for the three months ended March 31, 1997. Diluted earnings per common share increased by 38% to $0.29 for the three months ended March 31, 1998 as compared to $0.21 for the three months ended March 31, 1997.

  Years Ended December 31, 1997 and 1996

     Net sales of aircraft and engine parts increased by 198% to $71,534,539 for the year ended December 31, 1997 as compared to $24,019,999 for the year ended December 31, 1996. The increase in net sales of aircraft and engine parts was primarily due to (i) incremental sales of approximately $23,800,000 related to the IASI Acquisition, (ii) internal growth of sales of approximately $16,900,000 primarily due to additional inventory availability as a result of the Company's increased capital resources, and (iii) incremental sales of approximately $6,800,000 related to the acquisition of the Aero Support operations.

     Rental revenues increased by 777% to $7,904,610 for the year ended December 31, 1997 as compared to $901,588 for the year ended December 31, 1996. The increase in rental revenues was primarily due to (i) the Company's continued expansion into the short-term leasing business through purchases of individual assets and leasing substantial portions of such assets to customers resulting in incremental rental revenues of approximately $5,500,000 and (ii) the purchase of a portfolio of commercial aircraft and jet engines during the fourth quarter of 1997 and the leasing of such assets resulting in additional rental revenues of approximately $1,500,000.

     Cost of goods sold increased by 199% to $46,800,589 for the year ended December 31, 1997 as compared to $15,649,127 for the year ended December 31, 1996; the gross profit margin decreased to 34.6% in 1997 from 34.9% in 1996. The increase in cost of goods sold was primarily due to the increased sales volume associated with the IASI and Aero Support operations as well as continued internal sales growth within the Company.

     Depreciation of equipment under operating leases increased by 684% to $4,594,399 for the year ended December 31, 1997 as compared to $586,032 for the year ended December 31, 1996. The increase in depreciation of equipment under operating leases was primarily due to (i) the Company's expansion into the short-term leasing business through purchases of individual assets resulting in incremental depreciation expense of approximately $3,300,000 and (ii) the purchase of a portfolio of commercial aircraft and jet engines during the fourth quarter of 1997, resulting in additional depreciation expense of approximately $700,000.

     Selling, general and administrative expenses increased by 154% to $8,877,598 for the year ended December 31, 1997 as compared to $3,491,457 for the year ended December 31, 1996; however, as a percentage of total revenues, selling, general and administrative expenses decreased to 11.2% in 1997 from 14.0% in 1996. The increase in selling, general and administrative expenses was primarily due to expenses of approximately $2,900,000 related to the continuing operations of IASI and Aero Support. In addition, approximately $2,500,000 related to the continued expansion of the Company's sales and warehouse operations in order to support a higher level of revenue and a corresponding greater number of whole engine and engine component transactions, and the continued addition of marketing and management personnel necessary to achieve and administer the revenue growth opportunities that are available due to the Company's expanded level of inventory investment. Selling, general and administrative expenses as a percentage of total revenues decreased primarily due to economies of scale and operating efficiencies. The Company expects selling, general and administrative expenses to continue to increase due to the Company's growth plans and need for additional personnel and facilities to support the Company's operations.

     Depreciation and amortization expense increased by 252% to $1,555,673 for the year ended December 31, 1997 as compared to $441,854 for the year ended December 31, 1996; however, as a percentage of total revenues, depreciation and amortization expense increased to 2.0% in 1997 from 1.8% in 1996. The increase in depreciation and amortization expense was primarily due to amortization of goodwill related to the IASI and Aero Support acquisitions.

     Interest expense (net of interest income) increased by 519% to $3,991,212 for the year ended December 31, 1997 as compared to $644,527 for the year ended December 31, 1996. The increase in interest expense was primarily due to interest expense and related costs of approximately $3,000,000 for the $35,600,000 and $17,300,000 of debt assumed and incurred related to the acquisitions of IASI and Aero Support, respectively, as well as interest expense of approximately $400,000 related to the overall increases in the Company's debt levels due to the investment in equipment under operating leases. The Company expects interest expense to continue to increase as the Company continues to expand its inventory levels and facilities to support future growth in operations and completes acquisitions funded by debt. There can be no assurance, however, that the Company's operations will expand or that it will complete any material acquisitions.

     Net income increased by 223% to $8,542,519 for the year ended December 31, 1997 as compared to $2,646,343 for the year ended December 31, 1996. Basic earnings per common share increased by 31% to $1.18 for the year ended December 31, 1997 as compared to $0.90 for the year ended December 31, 1996. Diluted earnings per common share increased by 70% to $0.95 for the year ended December 31, 1997 as compared to $0.56 for the year ended December 31, 1996.

  Years Ended December 31, 1996 and 1995

     Net sales of aircraft and engine parts increased by 180% to $24,019,999 for the year ended December 31, 1996 as compared to $8,579,017 for the year ended December 31, 1995. The increase in net sales of aircraft and engine parts was primarily due to the increased availability of cash resources to acquire inventory for resale. The Company believes that the availability of inventory is a critical factor in achieving sales growth in its industry.

     Rental revenues were $901,588 for the year ended December 31, 1996 as compared to no rental revenue for the year ended December 31, 1995. The increase in rental revenues was primarily due to the Company entering into two new operating leases during the year ended December 31, 1996.

     Cost of goods sold increased by 191% to $15,649,127 for the year ended December 31, 1996 as compared to $5,378,053 for the year ended December 31, 1995; however, gross profit margins decreased to 34.9% in 1996 from 37.3% in 1995. The increase in cost of goods sold was primarily due to increased sales volume and a shift in the sales mix during 1996. During the year ended December 31, 1995, the gross profit margin was unusually high as a result of several large, very profitable engine sales. The Company does not anticipate that the unusually high gross profit margins experienced in the fourth quarter of 1995 will continue on a regular basis.

     Depreciation of equipment under operating leases was $586,032 for the year ended December 31, 1996 as compared to no depreciation of equipment under operating leases for the year ended December 31, 1995. The increase in depreciation of equipment under operating leases was primarily due to the depreciation associated with the two new operating leases entered into during the year ended December 31, 1996.

     Selling, general and administrative expenses increased by 136% to $3,491,457 for the year ended December 31, 1996 as compared to $1,482,048 for the year ended December 31, 1995; however, as a percentage of total revenues, selling, general and administrative expenses decreased to 14.0% in 1996 from 17.3% in 1995. The increase in selling, general and administrative expenses was primarily due to expanding the Company's office and warehouse facilities along with its sales, administrative and warehouse personnel levels to address the Company's increased inventories and the resultant increased revenues.

     Depreciation and amortization expense increased by 118% to $441,854 for the year ended December 31, 1996 as compared to $202,331 for the year ended December 31, 1995; however, as a percentage of total revenues, depreciation and amortization decreased to 1.8% in 1996 from 2.4% in 1995. The increase in depreciation and amortization expense was primarily due to increased depreciation expense resulting from the expansion of the Company's office and warehouse facilities during the year ended December 31, 1996.

     Interest expense (net of interest income) increased by 186% to $644,527 for the year ended December 31, 1996 as compared to net interest income of $225,452 for the year ended December 31, 1995. The increase in interest expense was primarily due to the increase in the borrowing levels necessary to expand the Company's inventory levels, as well as financing of the expansion of the Company's office and warehouse facilities.

     Net income increased by 607% to $2,646,343 for the year ended December 31, 1996 as compared to $374,439 for the year ended December 31, 1995. Basic earnings per common share increased by 543% to $0.90 for the year ended December 31, 1996 as compared to $0.14 for the year ended December 31, 1995. Diluted earnings per common share increased by 460% to $0.56 for the year ended December 31, 1996 as compared to $0.10 for the year ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Three Months Ended March 31, 1998 and 1997

     As of March 31, 1998, the Company's liquidity and capital resources included cash and cash equivalents of $700,548 and working capital of $51,742,170. As of March 31, 1998, total outstanding debt was $111,960,732 as compared to $73,088,800 as of December 31, 1997. As of March 31, 1998, the outstanding principal balance on the Company's 5 3/4% Convertible Subordinated Notes Due 2002 (the "5 3/4% Notes") was $54,000,000 and the Company had contractual lines of credit totaling $100,000,000 of which $47,449,031 was available.

     Cash flows used in operating activities for the three months ended March 31, 1998 was $38,008,661 as compared to $904,402 for the three months ended March 31, 1997. The primary uses of cash for operating activities during the three months ended March 31, 1998 was for purchases of equipment under operating leases of $39,635,531 and an increase in inventory and trade receivables with a corresponding decrease in accrued expenses which amounted to $13,725,931. The primary sources of cash for operating activities for the three months ended March 31, 1998 was an increase in prepaid expenses and other current assets and an increase in accounts payable and income taxes payable, which amounted to $8,979,882, coupled with net income of $2,941,610 and total depreciation and amortization of $2,921,079.

     Cash flows used in investing activities for the three months ended March 31, 1998 was $589,363 compared to $25,164,410 for the three months ended March 31, 1997. The primary uses of cash for investing activities for the three months ended March 31, 1998 related to purchases of property, plant and equipment of $1,234,519. The primary sources of cash for investing activities for the three months ended March 31, 1998 related to proceeds from the sales of investment securities of $692,856.

     Cash flows provided by financing activities for the three months ended March 31, 1998 was $38,835,896 compared to $33,554,091 for the three months ended March 31, 1997. The primary uses of cash for financing activities for the three months ended March 31, 1998 related to debt repayments of $2,688,410 and payments of deferred financing costs of $416,753. The primary sources of cash for financing activities for the three months ended March 31, 1998 related to borrowings under the line of credit of $41,560,342 and proceeds from the issuance of Common Stock of $357,613.

     On March 11, 1998, the Company expanded the Credit Facility to $100,000,000 and extended the term through March 10, 2001. The Loan bears interest at .25% below the bank's prime rate (which was 8.25% at May 6, 1998), or at the Company's option, LIBOR plus 175 - 275 basis points. Indebtedness issued under the expanded Credit Facility is secured by substantially all of the Company's assets, including all of the capital stock of the Company's subsidiaries.

     During the three months ended March 31, 1998, the Company's highest utilization of its Credit Facility was $46,710,732. The outstanding balance at March 31, 1998 under the Credit Facility was $46,710,732.

     The Company plans to take advantage of growth opportunities that are consistent with the Company's expansion and profit objectives. These growth opportunities will require the investment of cash into inventories of engines and engine parts. Greater availability of such inventories will better enable the Company to continue to increase its revenues as well as to encourage the development of strategic relationships with new customers. The Company intends to finance its inventory expansion program through its expanded Credit Facility and through the employment of its cash flows along with the management of trade credits. In the future, the Company may require additional sources of capital to continue to fund its expansion.

     The Company's management believes that cash flow from operations, combined with the Company's borrowing facilities should be sufficient for the Company's current level of operations. In addition, the Company continues to evaluate the expansion of the Credit Facility to fund increased working capital needs. However, the Company may elect to seek equity capital in the future depending upon market conditions and the capital needs of the Company.

  Years Ended December 31, 1997 and 1996

     As of December 31, 1997, the Company's liquidity and capital resources included cash and cash equivalents of $462,676 and working capital of $34,313,730. As of December 31, 1997, total outstanding debt was $73,088,800 as compared to $8,187,595 as of December 31, 1996. As of December 31, 1997, the outstanding principal balance on the 5 3/4% Notes was $54,000,000, and the Company had contractual lines of credit totaling $55,000,000, of which $27,048,011 was available.

     Cash flows used in operating activities for the year ended December 31, 1997 was $22,356,482 compared with $2,622,996 for the year ended December 31, 1996. The primary uses of cash for operating activities during the year ended December 31, 1997 was due to purchases of equipment under operating leases of $51,891,994 and an increase in accounts receivable and prepaid expenses with a corresponding decrease in accounts payable which amounted to $8,183,434. The primary sources of cash for operating activities for the year ended December 31, 1997 was due to a decrease in inventory and increase in accrued expenses which amounted to $22,504,327, coupled with net income of $8,542,519 and total depreciation and amortization of $6,910,091.

     Cash flows used in investing activities for the year ended December 31, 1997 was $28,952,749 compared with $2,540,491 for the year ended December 31, 1996. The primary uses of cash for investing activities for the year ended December 31, 1997 was related to the acquisitions of IASI and Aero Support for $27,709,430 and purchases of property, plant and equipment for $2,418,677, offset by proceeds from the sale of investment securities of $428,499.

     On January 15, 1997, the acquisition of IASI was completed and primarily financed through the issuance of $15,000,000 in senior subordinated debt (the "Senior Debt") and warrants, as well as the proceeds of a $6,000,000 subordinated bridge loan ("Bridge Loan") and warrants with the balance from the Company's working capital. The Company also assumed IASI's existing debt, including various credit facilities with Union Bank of California ("Union Bank") secured by IASI's assets, which facilities provided for credit of up to a maximum of approximately $20,000,000 as of the date of the acquisition. The amount of credit outstanding as of the date of acquisition was $14,555,826. Interest on the credit facilities accrued daily and ranged from .50% to 1.00% above Union Bank's prime rate, and was payable monthly. In March 1997, the remaining balance outstanding on these credit facilities was fully repaid.

     The Company entered into certain short-term equipment leases during the years ended December 31, 1997 and 1996, and acquired certain other equipment under lease as part of the IASI acquisition. The Company continues to believe this activity should allow it to liquidate the remaining maintenance value of jet engines on a profitable basis by realizing both rental revenue as well as maintenance reserve fees charged to the Company's engine lease customers for their utilization of such engines. Upon the full consumption of the remaining maintenance value of the equipment, the Company will evaluate the equipment's condition in order to determine if such equipment should be overhauled or should be disassembled into piece parts for use in support of the Company's parts supply business. These leases are accounted for as operating leases.

     The Company's acquisition of Aero Support was financed primarily through the issuance of short-term notes payable, which were due from September 1997 to January 1998, the Company's working capital and warrants. The Company also assumed Aero Support's existing debt of $3,498,537, which was immediately paid by the Company upon consummation of the acquisition. The amount of short-term notes payable as of the date of acquisition and December 31, 1997 was $11,687,867 and $2,688,410, respectively. Interest on the remaining short-term notes payable accrued at an annual rate equal to the prime rate and was fully repaid during January 1998.

     Cash flows provided by financing activities for the year ended December 31, 1997 was $51,617,653 compared with $5,106,870 for the year ended December 31, 1996. The primary sources of cash for financing activities for the year ended December 31, 1997 were the proceeds from the issuance of $54,000,000 principal amount of 5 3/4% Notes and issuance of Common Stock of $20,776,420, offset by repayments of debt incurred and assumed of $18,363,997 and payment of deferred financing costs of $4,432,355.

     On December 23, 1996, the Company entered into a Revolving Loan Agreement with Barnett Bank, N.A. This Revolving Loan Agreement replaced the working capital line and the guidance line with BankAtlantic, and increased the Company's bank credit lines from $8.0 million to $15.0 million. This arrangement reduced the interest rate paid by the Company from 1% above BankAtlantic's prime rate to 1/8% below Barnett's prime rate or, at the Company's option, to LIBOR plus 275 basis points. Indebtedness under the Revolving Loan Agreement was secured by substantially all the Company's assets. The advance rate formulas under this bank facility were liberalized to provide for advances against foreign receivables. This modification was important to the Company as its foreign business has recently represented a greater percentage of its total revenues.

     On April 24, 1997, in order to modify and consolidate its current credit facilities, the Company entered into a $55,000,000 revolving loan agreement with Barnett Bank, N.A. The loan bears interest at .25% below the bank's prime rate (which was 8.25% at February 27, 1998) and was due on April 24, 1998. On April 28, 1997, utilizing funds from the new facility, the Company paid $13,640,774 to fully satisfy the existing credit lines outstanding with Union Bank. The new loan agreement is secured by substantially all of the Company's assets. Effective March 11, 1998, the Company's Credit Facility has been expanded to a three-year $100,000,000 lending agreement. The interest rate under the new expanded Credit Facility is .25% below the bank's prime, or at the Company's option, LIBOR plus 175-275 basis points.

     During the year ended December 31, 1997, the Company's highest utilization of its Credit Facility was $26,868,581. The outstanding balance at December 31, 1997 on the Barnett Bank revolving credit facility was $4,070,603.

     As of December 31, 1997, the Company had a first mortgage of $1,079,787 (including a $750,000 construction/mortgage loan) held by BankAtlantic and secured by the Company's office and warehouse facilities. The interest on the mortgage is 10.49% per annum. Principal and interest are payable in monthly installments of $20,238. Principal is amortized over a ten-year period with a final payment of $20,238 due May 2005. During January 1998, the Company fully repaid the first mortgage held by BankAtlantic.

     The Senior Debt is held by The Equitable Life Assurance Society of the United States ("Equitable"). The interest rate on the Senior Debt is 11 3/4% per annum, payable quarterly. Additionally, warrants to purchase 305,660 shares of Common Stock were issued to Equitable. The warrants are exercisable at $10 per share and expire on January 15, 2004. Principal on this debt is payable in two equal annual installments beginning January 15, 2002 and a final payment in the amount of $1,250,000 payable on January 15, 2004. The outstanding balance at December 31, 1997 on the Senior Debt was $11,250,000. An advance principal payment of $3,750,000, along with a prepayment penalty of 1%, was made by the Company on October 10, 1997 with the proceeds received from the 5 3/4% Notes offering. Moreover, the Company may at its option, redeem up to an additional $750,000 (along with a prepayment penalty of 1%) of principal amount of Senior Debt concurrently or within five days after the occurrence of any public offering of the Company's Common Stock as long as the principal balance of the debt is not reduced below $10,500,000.

     In connection with the Bridge Loan, the Company issued warrants to purchase 75,000 shares of Common Stock at an exercise price of $10 per share, exercisable until three years from the repayment of the Bridge Loan. A portion of the Bridge Loan, in the amount of $1,000,000, was repaid on February 12, 1997 with the remaining amount of $5,000,000 being repaid on April 15, 1997.

     On February 4, 1997, the Company called its publicly traded warrants pursuant to their terms. There were 4,166,510 publicly traded warrants outstanding at December 31, 1996. Each warrant entitled the holder to purchase one share of the Company's Common Stock at an exercise price of $5.00 per share. The Company received total proceeds of $22,961,950 from the exercise of warrants during the period from October 1, 1996 to March 21, 1997.

     On September 24, 1997, the Company signed a definitive agreement with Aerocar to purchase commercial aircraft and jet engines, all of which were under operating leases, for $20,300,000 in cash. The portfolio consists of aircraft and engines on leases expiring from early 1998 through 2002. The purchase is intended to enable the Company to enter the short-term aircraft leasing business and to increase its whole engine leasing business. The agreement with Aerocar closed on October 14, 1997, and was financed with the net proceeds from the sale of the 5 3/4% Notes.

     On October 10, 1997, the Company issued $54,000,000 aggregate principal amount of the 5 3/4% Notes. Proceeds of the offering were used for repayment of indebtedness, the purchase of inventory, acquisitions of complementary businesses and general corporate purposes.

     The Company plans to take advantage of growth opportunities that are consistent with the Company's expansion and profit objectives. These growth opportunities will require the investment of cash into inventories of jet engines and jet engine parts. Greater availability of such inventories will better enable the Company to continue to increase its revenues as well as to encourage the development of strategic relationships with new customers. The Company intends to finance its inventory expansion program through its credit facilities, which were expanded in March 1998, and through the employment of its cash flows along with the management of trade credits. In the future, the Company may require additional sources of capital to continue to fund its expansion.

     The Company's Board of Directors has approved the construction of a new facility in the Sawgrass International Corporate Park area near Fort Lauderdale, Florida in anticipation of the expiration of the IASI Lease and the consolidation of operations in a single location. The new facility will consist of approximately 195,000 square feet of office and warehouse space. The final cost of the new facility is estimated to be approximately $9,500,000.

     The Company's management believes that cash flow from operations, combined with the Company's borrowing facilities should be sufficient for the Company's current level of operations. In addition, the Company continues to evaluate the expansion of its credit facility and to increase inventory purchases. However, the Company may elect to seek equity capital in the future depending upon market conditions and the capital needs of the Company.

YEAR 2000 ISSUE

     The Company has developed plans to address the possible exposures related to the impact on its computer systems of the Year 2000 issue. The plan provides for the conversion efforts to be completed by the end of 1999. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Management does not expect the financial impact of making the required system changes to be material to the Company's consolidated financial position, results of operations or cash flows which are being funded through operating cash flows. The Company is expensing all costs associated with these systems changes as the costs are incurred.

RECENT DEVELOPMENTS

     In April 1998, the Company completed the ITC Acquisition. See
"Business -- Recent Developments -- ITC Acquisition." On May 6, 1998, the Company agreed to acquire all of the outstanding capital stock of Aerocar. See "Business -- Recent Developments -- Aerocar Acquisition."

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus contains certain statements that are "Forward Looking Statements," which include, among other things, the discussions of the Company's business strategy and expectations concerning market position, future operations, margins, revenue, profitability, liquidity and capital resources, as well as statements concerning the integration of the operations of acquired businesses and achievement of financial benefits and operational efficiencies in connection therewith. Forward Looking Statements are included in "Prospectus Summary," "Selected Financial Data," "Summary Consolidated Financial and Operating Data," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus. Although the Company believes that the expectations reflected in Forward Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, number of acquisitions and projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures, liquidity or indebtedness or operations of the Company and are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's operations and whether the Forward Looking Statements made by the Company ultimately prove to be accurate. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, those that are disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under "Risk Factors" in this Prospectus. The Company assumes no duty to update the Forward Looking Statements.

                                    BUSINESS

GENERAL

     Kellstrom is a leader in the airborne equipment segments of the international aviation services after-market. The Company's principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft, engines and engine parts. The Company specializes in providing engines and after-market engine parts for large turbo-fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce. The Company believes that the engine types which it sells and leases and for which it supplies parts comprise in excess of 85% of the total world jet engine supply. The Company is a supplier to a broad base of approximately 1,000 domestic and international customers representing nearly all segments of the worldwide aviation industry, including commercial airlines such as American, Delta, Lufthansa, SwissAir and Singapore Airlines, and OEMs and engine overhaul facilities such as Daimler-Benz, GE Aircraft Engine Services and Pratt & Whitney. The Company enables customers to reduce their inventory, inventory carrying costs and airborne equipment maintenance costs by offering a broad inventory of engines and engine parts on a timely basis and at competitive prices. For the fiscal year ended December 31, 1997, the Company generated revenues of $79.4 million, EBITDA of approximately $23.8 million and net earnings of $8.5 million (or $0.95 per diluted share). On a pro forma basis, giving effect to the acquisitions completed by the Company since January 1997 and the Company's proposed Aerocar Acquisition, the Company generated revenues of approximately $143.8 million, EBITDA of approximately $45.0 million and net earnings of approximately $15.0 million (or $1.64 per diluted share) for the fiscal year ended December 31, 1997.

     The Company's business strategy is focused on strong and controlled internal growth, supplemented by strategic inventory purchases and acquisitions of competing and complementary businesses meeting pre-defined criteria. The Company pursues acquisitions to strengthen current product lines, increase access to customers in its existing markets and expand into new product lines and markets. In evaluating acquisition opportunities, the Company's management considers the following criteria in addition to customary business and operational due diligence: the effects on earnings per share, the expected stability and inherent strength of gross margins and a comparative analysis of returns on invested capital and assets.

     The Company's operating approach enables it to pursue its growth plans while maintaining and improving operating efficiencies and results. As the Company's operations team strives to enhance internal procedures and controls, streamline distribution channels and maintain and expand customer relationships and account management, the Company's acquisition team works continuously with external advisors to identify, structure and consummate acquisitions. This operating approach enables the Company to manage the internal growth of its business and to integrate acquired businesses while continuing to evaluate acquisition opportunities.

BUSINESS STRATEGY

     The elements of the Company's business strategy are the following:

     - STRONG AND CONTROLLED INTERNAL GROWTH. The Company has achieved strong and controlled internal growth by increasing business with its existing customers, expanding its customer base and constantly improving the efficiency of its operations. From 1996 to 1997, the total revenue of the Company (without taking into account any increases in revenue resulting from acquisitions) increased by 43%. During the same time period, the Company quadrupled the size of its marketing department to support its customer base, which grew from approximately 175 to approximately 1,000. The Company believes that the focus of its core business on purchasing, overhauling (through subcontractors), reselling and leasing airborne equipment results in cost-efficient operations which maximize its profit margins and minimize its dependence on expensive machinery, equipment and labor. The Company believes that its efficiency is exemplified by its increased sales per employee. Between its first quarter of fiscal 1996 and its first quarter of fiscal 1998, the Company's annualized sales per employee increased from approximately $1.1 million to approximately $2.5 million. The Company intends to further improve efficiency by continuing to centralize its management and consolidate its operations in a new state-of-the-art, 195,000 square foot headquarters facility, which is expected to be completed in late 1998.

     - STRATEGIC INVENTORY PURCHASES. The Company believes that its potential to increase revenues from its existing business is largely dependent on its ability to deliver aircraft, engines and engine parts on a "just-in-time" basis. The lead time between purchasing aircraft, engines and engine parts and having a ready-for-sale product is generally 60-90 days. The Company focuses on developing new sources of supply, such as OEMs and overhaul facilities, as well as airlines which are replacing portions of their fleets or disposing of excess inventory. By broadening its sources of supply, the Company is better able to maintain a strategic stock of inventory in order to remain responsive to customer demands and delivery requirements. The Company relies on its market expertise and industry network to analyze both short and long-term trends in supply and demand in the aviation industry.

     - AIRBORNE EQUIPMENT LEASING. The Company is focusing its leasing efforts on aircraft and engines. The Company's lease program offers customers increased financial flexibility by offering short to medium-term leases (approximately 3 to 36 months), which require relatively small initial capital investments. The Company's lease program also provides the Company access to a regular supply of aircraft, engines and engine parts. As leases expire, the Company can elect to overhaul, sell or disassemble the leased equipment depending upon then existing market supply and demand.

     - ACQUISITIONS IN EXISTING COMMERCIAL AVIATION MARKETS. As a result of its concentration in certain niche markets, the Company's management develops in-depth knowledge of other resellers serving similar product lines that may be potential acquisition candidates. The recent acquisition of ITC has, and the proposed Aerocar Acquisition will, upon completion, expand the Company's customer base within its existing commercial aviation product lines, enhance its product offering and strengthen its distribution network. See
"Business -- Recent Developments."

     - ACQUISITIONS IN ADJACENT MARKETS. As a result of its position in the industry, the Company's management also becomes familiar with companies serving complementary markets that may be attractive acquisition candidates. The Company continually works with outside advisors to evaluate and pursue companies that will enable it to expand into product lines and markets in which the Company does not have a significant presence. As a result of the acquisition of Aero Support in September 1997, the Company is able to offer engines and engine parts to customers in the large cargo transport aircraft and commercial helicopter markets, which were not previously served by the Company. The Company believes that similar expansion may be achieved through the acquisitions of companies offering different product lines than those of the Company, such as resellers of avionics equipment and airframes.

COMPETITIVE STRENGTHS

     The Company believes that it will be able to achieve its business strategy through the following competitive strengths:

     - QUALITY ASSURANCE. The Company believes that it was the first reseller of commercial jet engines and engine parts to receive ISO 9002 certification from the ISO, providing it with a distinctive competitive strength. The ISO's comprehensive evaluation system seeks to ensure satisfaction of customer requirements, documentation of quality management systems and verification that a product or service is designed, delivered and maintained in accordance with specific requirements. To refine its document storage and retrieval capabilities, the Company relies on a sophisticated optical imaging system, which further ensures quality assurance by maximizing the Company's ability to respond to customers as well as to provide accurate documentation of its inventory.

     - BROAD ARRAY OF PRODUCTS AND SERVICES. The Company buys, overhauls (through subcontractors), sells and leases a broad array of aircraft, engines and engine parts. In addition, the Company provides inventory management services. Through its recent acquisitions, the Company has expanded its supply of aircraft, engines and engine parts in the markets it serves, and has expanded its products and services into new markets. The Company believes that this breadth of products and services gives it a competitive advantage in obtaining business from new customers and affords an opportunity to expand its business with existing customers. It also positions the Company to respond to its customers' desire to focus on a select group of suppliers to control costs, increase quality and enhance timeliness of delivery.

     - LARGE AND DIVERSE CUSTOMER BASE. The Company serves a broad base of approximately 1,000 domestic and international customers representing nearly all segments of the worldwide aviation industry, including commercial airlines such as American, Delta, Lufthansa, SwissAir and Singapore Airlines, and OEMs and overhaul facilities such as Daimler-Benz, GE Aircraft Engine Services and Pratt & Whitney.

     - MARKET FOCUS. The Company focuses its operations on the technical, logistical and financial aspects of inventory management. Unlike many of its competitors which have diversified into the manufacturing, refurbishing and overhauling markets, the Company has remained focused on its core business of buying, overhauling (through subcontractors), selling and leasing aircraft, engines and engine parts. In focusing its business on inventory management, the Company is able to keep its capital investments to a minimum and dedicate most of its liquid resources to inventory purchases. As a result, the Company does not risk committing the large capital investments required to compete in the manufacturing and overhaul segments of the industry. The Company believes that this enables it to maximize the cost-efficiency and profitability of its operations.

     - STRONG MANAGEMENT TEAM. The members of the Company's senior operations team has an average of over 18 years of experience in the aviation industry, having worked for such industry participants as The AGES Group, Aviation Sales Company, Chromalloy Research and Technology Corporation, Israel Aircraft Industry Ltd. and United Airlines. The Company believes that its management team has a depth of industry knowledge and experience across technical, marketing and financial functions that permits it consistently to manage and meet expectations of its customers. Through its acquisitions, the Company continues to add to its senior management team individuals with experience in the aviation industry who share the objective of increasing shareholder value. In this connection, all members of the Company's senior management are paid a performance bonus based on the profitability of the Company and are encouraged to become shareholders of the Company through the open market purchases of shares of Common Stock and through participation in the Company's stock option plans.

     - CAPITAL AND OTHER RESOURCES. As a result of the Company's available capital, the Company regularly seeks to develop and pursue opportunities to expand its product, customer and service bases, to make selected acquisitions and to evaluate bulk purchases of inventory. The Company's market presence, industry experience, sophisticated MIS systems and available capital enable the Company to analyze and complete acquisitions and inventory purchases quickly, which the Company believes gives it an effective competitive advantage.

RECENT DEVELOPMENTS

     - ITC ACQUISITION. On April 1, 1998, the Company acquired all of the assets, and assumed certain of the liabilities, of ITC for a purchase price of approximately $20.2 million paid at closing plus the payment of certain additional consideration if ITC meets certain specified criteria in the three years following closing. For the fiscal year ended December 31, 1997, ITC's revenue was approximately $29 million and its EBITDA was approximately $6.3 million. ITC is a leading after-market supplier of jet engines and jet engine parts for the airline industry. It also provides related services such as engine leasing. In connection with the ITC Acquisition, the Company paid a merger and acquisition fee to Helix Capital Services, Inc., a merchant bank in which Yoav Stern, Chairman, and Zivi R. Nedivi, President and CEO of the Company, are principals, in an amount equal to three percent of the consideration paid and indebtedness assumed by the Company in connection with such transaction.

     - AEROCAR ACQUISITION. On May 6, 1998, the Company agreed to acquire all of the outstanding capital stock of Aerocar for an aggregate purchase price payable at closing of approximately $44 million and the issuance at closing of a warrant to purchase 250,000 shares of Common Stock at the fair market value of the Common Stock at closing, plus an additional $5 million payable over a two year period following the closing either in cash, or at the option of the Company, in shares of Common Stock having an equivalent value as of the date of issuance. The $44 million closing date payment will be paid by the Company out of the net proceeds of the Notes Offering and the Common Stock Offering. For the fiscal year ended December 31, 1997 Aerocar's revenue was approximately $42 million and its EBITDA was approximately $13.3 million (excluding the impact of certain extraordinary transactions and payments to stockholders). Aerocar is engaged in the sale and lease of aircraft, engines and engine parts to major airlines and regional carriers. The Company is obligated to pay Helix Capital Services, Inc. a merger and acquisition fee in connection with the Aerocar Acquisition, in an amount equal to two percent of the consideration paid and indebtedness assumed by the Company in connection with such transaction.

THE INDUSTRY

     The airline industry has experienced rapid growth in the level of air travel and the volume of air cargo in recent years and is expected by industry analysts to continue to face such growth in the future. According to the Boeing Report, air travel is expected to rise over current levels by approximately 75% by 2006 and by approximately 250% by 2016. While this growth to date has been accommodated largely by increasing load factors, airlines are responding by expanding fleet size. The Boeing Report projects that the worldwide fleet of commercial aircraft is expected to double from approximately 11,500 at the end of 1996 to approximately 23,000 by 2016, and the worldwide fleet of cargo jet aircraft is expected to increase from approximately 1,230 in 1996 to approximately 2,350 by 2016.

     This increase in worldwide air travel has resulted in a corresponding increase in demand for aircraft, engines and after-market engine parts. In light of FAA requirements that aircraft engines and engine parts be serviced at scheduled intervals of flying hours, the increase in worldwide air travel has resulted in the need for more frequent servicing cycles and a corresponding increase in demand for engines and engine parts. As a result of cost considerations, the Company believes that many airlines and repair and maintenance facilities that historically purchased parts from new parts manufacturers are increasingly utilizing after-market parts sold by resellers such as the Company.

     The aircraft engine and engine parts market is estimated by the United States Department of Commerce to exceed $18 billion. The resale segment of this market is highly fragmented, characterized by a limited number of large suppliers with broad product offerings and numerous smaller competitors serving niche markets. Several notable trends in the industry have recently emerged to improve safety, reduce costs and increase efficiency, including increasing emphasis on documentation and traceability of parts, outsourcing of inventory management functions, implementing "just-in-time" inventory management systems and reducing the number of approved suppliers. The Company believes that only those companies with superior quality assurance programs, sophisticated information systems and adequate capital will succeed in this changing environment. The Company is an active participant in the consolidation of the industry, having completed four acquisitions in the past 16 months with combined annual revenues in the year preceding the acquisition of approximately $75 million, and having entered into a definitive agreement to acquire Aerocar, which had 1997 annual revenues of approximately $42 million.

     The engine and engine parts industry is being affected by the following trends:

     - INCREASING EMPHASIS ON DOCUMENTATION AND TRACEABILITY. As safety requirements have become more stringent, regulatory authorities have increased the level of documentation required of aircraft operators. Operators have, in turn, extended this requirement to the independent dealers from which they purchase after-market parts. The expense and sophistication required to track the history of inventory consisting of thousands of components is considerable and provides a barrier to entry into the engine parts after-market. In addition to the barriers created by documentation requirements, management believes that tighter regulations regarding the operating procedures of resellers may eliminate smaller participants and create additional barriers to entry.

     - OUTSOURCING OF INVENTORY MANAGEMENT FUNCTION. Some airlines have streamlined their operations by outsourcing the entire inventory management function to independent third parties. This improves the airline's profitability, as measured by return on assets, by removing parts inventory from the balance sheet. Outsourcing allows airlines to secure parts on an "as-needed" basis without incurring the costs associated with carrying its own expensive inventory. This enables a company such as Kellstrom to acquire directly or through consignment arrangements a large inventory and to make such inventory attractive to a broad customer base. Under consignment agreements, the supplier is granted the right to sell spare parts from the airlines' inventory, with the proceeds divided between the supplier and the airline itself.

     - LEASING. Similar to outsourcing, leasing engines or engine parts enables airlines to meet short-term operating needs while lowering their overhead and/or working capital requirements. Short-term leases, often 30-90 days in duration, are used by some carriers that do not wish to maintain a pool of spare engines or engine parts. Intermediate and long-term leases (up to 10 years) are used by many larger carriers as they upgrade their fleets. Almost all of the new aircraft flown by the major carriers are leased and such carriers prefer to lease rather than purchase spare engines for their fleet. In addition, many of the new entrant jet carriers are capital-constrained and thereby prefer to lease rather than own engines.

     - REDUCTION IN NUMBER OF SUPPLIERS AND CONSOLIDATION OF THE ENGINE PARTS AFTER-MARKET. In order to ensure better control of their safety standards and to reduce their administrative costs, airlines are limiting the number of suppliers with which they do business. To remain a supplier to the airlines, dealers must maintain high standards of quality control, enabling customers to trace the complete history of any part. This move to limit the number of suppliers is causing a realignment among independent dealers. A small number of dealers continues to do business directly with airlines, and a new tier of dealers sells to these approved suppliers. The Company believes that this reduction in supplier base will continue to lead to consolidation in the market for aircraft spare parts.

     - INCREASED IMPORTANCE OF CAPITAL. Suppliers need ready access to capital in order to take advantage of various profitable opportunities, including purchasing large portfolios of assets to be made available for outsourcing and leasing. Larger inventories, sophisticated information technology systems and more expensive jet engines require increased access to capital.

THE ENGINE AND ENGINE PARTS AFTER-MARKET

     Airlines maintain inventories of engines and engine parts, with inventory levels determined by the expected usage for the particular part. These inventories are stored primarily at the airline's maintenance centers, although limited quantities of certain parts are also kept at each airport serviced by the operator in order to avoid revenue-damaging AOG (aircraft on ground) situations.

     For the first few years after a new engine is introduced, most parts are supplied by the engine manufacturer. After about five years, engine parts tend to become available on the surplus market. This availability is the result of three primary factors:

          (1) when aircraft and engines are sold, supporting inventories may be sold to third parties;

          (2) the development of repair planning scenarios provides a supply of overhauled and serviceable parts; and

          (3) with experience, operators become better able to forecast their need for a particular engine part, enabling them to sell excess new part inventories.

     Three types of engine parts are available in the after-market: new parts; serviceable parts (i.e., used parts that were removed from aircraft and were inspected and designated airworthy by the airline or by an FAA-approved repair station or that were overhauled by an FAA-approved entity); and unserviceable parts (i.e., used parts that were removed from aircraft that may or may not be repairable). The decision as to which type of part to purchase is made based upon the relative price and availability of parts, the condition of the specific part, the repair facilities that have been used during the life of the part, the previous owners of the part, the life remaining on the part (if applicable), the maintenance policy of the airline which will use the part and other considerations.

     Commercial aircraft engine parts are available from a variety of sources, including OEMs, third-party dealers, brokers (who maintain no inventory), overhaul and repair facilities, lessors and airline operators. Relationships in the engine parts market are complex; at different times participants may act as both buyers and sellers, suppliers and clients. The Company, for example, both buys from and sells to airlines, OEMs, lessors, operators of refurbishment facilities and other independent dealers. Sources for surplus aircraft engines do not exist as an organized market, and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus aircraft engines and components in order to generate opportunities to purchase these materials. The market for bulk sales of surplus aircraft engines and components is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus aircraft engines in this manner successfully in the past, there can be no assurance that such parts will be available on acceptable terms when needed in the future.

     The engine after-market consists of several business segments including engine sales, leasing, maintenance management, parts distribution, parts repair and overhauls. The Company is active in most of these segments, either directly through in-house activity or indirectly, by contracting refurbishment work to third-party suppliers.

OPERATING APPROACH

     The principal elements of the Company's operating approach are as follows:

     - CONTINUE STRONG QUALITY ORIENTATION. The Company's management believes that its comprehensive quality program is among the best in the industry. The Company is a member of the Coordinating Agency for Supplier Evaluation, a self-governing organization formed by the airlines that evaluates and audits parts suppliers and repair stations. The Company believes it was the first reseller of commercial jet engines and engine parts in the world to receive ISO 9002 certification which the Company believes provides it with a distinctive competitive advantage. ISO's comprehensive evaluation system seeks to ensure satisfaction of customer requirements, documentation of quality management systems and verification that a product or service is designed, delivered and maintained in accordance with specific requirements. The ISO 9002 designation indicates a quality assurance standard recognized by leading businesses throughout the world. In response to recent airline tragedies and resultant increased scrutiny of airline safety, airlines and maintenance repair facilities are demanding internationally recognized quality assurance certification as a condition of doing business.

     The Company is one of the few vendors in the industry to have invested in a sophisticated optical imaging system for documentation storage and retrieval. This system, which includes a WORM (write once, read many) drive, provides a high degree of traceability by serial number for engine parts sold by the Company. The FAA and customers accept this form of electronic documentation as the equivalent of original documents. In addition, the Company is working to make such documentation available on-line to customers worldwide.

     - ADDITIONAL KNOWLEDGEABLE PERSONNEL. The market for engine parts is highly specialized and technically complex. The Company believes that its success depends heavily on the high level of technical and engineering knowledge and experience possessed by its personnel. The Company continues to add to its technically proficient personnel as its business expands both internally and through the acquisition of competing and complementary businesses.

     - OPTIMIZE INVENTORY. The Company manages its inventory carefully by purchasing both whole engines and individual engine parts through well-structured transactions, disassembling engines for parts when market conditions are favorable, closely monitoring the overhauling of selected parts by high quality subcontractors, maintaining a high level of documentation at all stages of the process, and storing the engine parts in a carefully controlled environment. In addition, the Company's management has developed a systematic approach and management procedures to assess demand for engines and engine parts. In such assessments, the Company compiles a periodic analysis of the industry's supply and demand on a product-by-product basis, reevaluates its available supply of inventory and interfaces with customers and suppliers to forecast supply and demand. The Company believes that its ability to structure and to finance inventory purchase transactions is critical to its success.

     - EXPAND MARKETING RELATIONSHIPS. The Company maintains close relationships with a variety of key customers, including OEMs, repair facilities, domestic and international airlines and other distributors.

     - INCREASE CAPITAL RESOURCES. It is critical for the Company to have the capital to act quickly when purchasing opportunities present themselves. In addition, increasing the Company's access to capital markets to finance working capital requirements should allow the Company to take advantage of opportunities such as leasing, inventory outsourcing and long-term inventory management contracts.

PRODUCTS

     Spare engine parts are purchased by customers in both the commercial and military sectors. The Company is active in the commercial aircraft sector, which is divided into large jet transports, smaller commercial aircraft (known as general aviation aircraft) and helicopters. General aviation includes both jet and propeller-driven planes for business and personal use. The Company has traditionally specialized in the large jet segment of the business. With the Aero Support Acquisition, the Company added certain military customers for turbojet engines and engine parts for large transport aircraft and commercial customers for helicopters. The Company has not entered the turboprop market, which is typically low margin in terms of cost per unit.

     The Company specializes in providing overhauled, new and as-removed parts for large fan engines, particularly the Pratt & Whitney JT9D engine and to a lesser extent the PWA 4000 engine, as well as narrow-body engines such as the Pratt & Whitney JT8D and PWA 2000 engines. The JT9D and PWA 4000 power the Boeing 747, 767 and 777 aircraft, McDonnell Douglas DC-10 and MD-11 and the Airbus A300/310/330; the JT8D and PWA 2000 engines power the Boeing 727, 737 and 757 aircraft as well as the McDonnell Douglas MD-80 and DC-9 series aircraft. Moreover, the Company recently entered the markets for the CFM-56 engine which powers the Boeing 737-300, -400 and - 500 aircraft as well as the Airbus A320, A321 and A340 aircraft and the McDonnell Douglas DC-8. The Company also provides Allison (Rolls Royce) T56/501 turbojet engines and engine parts, which power the military's Hercules C-130 aircraft and similar large transport aircraft and Allison 250 turbojet engines and engine parts, which power a range of commercial helicopters.

     Several manufacturers dominate the market for large commercial airplanes, including Boeing, McDonnell Douglas and Airbus Industries. A small number of suppliers provide the bulk of engines used to power large jet aircraft. The suppliers include the Pratt & Whitney division of United Technologies, General Electric, Rolls Royce and CFM International. The following is a brief description of the engines models for which the Company supplies engine parts:

     - JT9D. JT9D engines, introduced by Pratt & Whitney in the late 1960's, are used in Boeing 747 and 767 aircraft, the McDonnell Douglas DC-10 and Airbus A300/310s. The JT9D was the first commercial turbo fan with a high bypass ratio, enabling the engine to provide unprecedented thrust with outstanding fuel efficiency and relatively low noise. The JT9D engine has flown more than 135 million hours. Approximately 3,000 of these engines were built until production ceased in 1990; approximately 2,800 are still flying on wide body aircraft operated by over 50 airlines. The Company estimates that JT9D engines will be widely used for the next 10-15 years. Pratt & Whitney continues to upgrade and improve in-service engines to meet current noise and emissions requirements, thus increasing the life span of these engines.

     - JT8D. JT8D engines, a derivative military J-52 Turbojet, were originally developed by Pratt & Whitney for the Boeing 727 airliner in 1963. The engine is the most widely used engine in commercial aviation history. More than 13,000 of the JT8D family of engines have been produced and the engine is still in production today. A variant of the basic JT8D, called the 200 Series, was introduced in 1977. The older, less fuel efficient JT8D engines are used in the Boeing 727 and 737, the McDonnell Douglas DC-9, the Aerospatiale Carvelle, Dassualt Mercure and the C-9 and C-22, U.S. military versions of the DC-9 and 727 aircraft. The newer 200 Series JT8D engines are used throughout the McDonnell Douglas MD-80 range of aircraft models. The Company estimates that the older JT8D engines will be in service for at least ten more years, and the 200 Series JT8D engines will be in service for at least 20 more years.

     - PWA 2000. Pratt & Whitney began development in 1974 of a series of advanced technology aircraft engines to power the commercial transports of the mid-1980s and beyond. The PWA 2037 engine model, the first in the series of such model, was awarded FAA certification in December 1983. These highly fuel efficient engines feature high thrust, low noise and reduced emissions. The PWA 2000 series engines are used to power the Boeing 757 and are considered to be current technology engines that are likely to continue in service for at least 25 more years.

     - PWA 4000. In 1982, Pratt & Whitney launched development of the PWA 4000 Series turbofan -- an all new commercial jet engine series with improved fuel efficiency and higher takeoff thrust rating. The PWA 4000 entered commercial service in mid 1987. The PWA 4000 is designed for use on current and advanced versions of such wide-body aircraft as the Airbus A300, A310, A330, the Boeing 747, 767, 777 and the McDonnell Douglas MD-11. These engines are considered to be current technology engines and are likely to continue in service for at least 25 more years.

     - ROLLS ROYCE RB-211. The RB-211 was built by Rolls Royce beginning in 1970 for the Lockhead L-1011, the majority of which were purchased by Delta and Eastern. Approximately 230 aircraft are still in use which use the RB-211.

     - CFM-56. The CFM-56 is manufactured by CFM International, a joint venture between General Electric and SNECMA, and is the second most popular engine as measured by number of aircraft in the worldwide fleet powered by this engine type. The CFM-56 is used to power the Boeing 737 and the Airbus A320, A321, A340 and the McDonnell Douglas DC-8. These engines are considered to be current technology engines and are likely to continue in service for at least 25 more years.

     - T56/501. The T56/501 engine is used to power the widely used military transport aircraft, the Hercules C-130, manufactured by Lockheed. Over 17,000 engines have been produced.

     - A250. The A250 engine is used to power a wide range of helicopters manufactured by Bell, McDonnell Douglas and Eurocopter. There are approximately 16,000 engines currently in use by approximately 2,700 helicopter operators.

     The development of a new engine for a commercial aircraft can take five to fifteen years. Often, an engine becomes the basis for numerous series, tailored to the needs of particular aircraft. For example, the JT9D and JT8D engine families for Pratt & Whitney include more than 15 models each.

QUALITY CONTROL

     Engine parts are generally more expensive, flight critical, technically complex and utilize more specialized heat tolerant metals than other aircraft parts. A high standard for quality control and documentation is an absolute necessity. The history of a given part from the date of original manufacture must be documented and available to regulators and maintenance personnel. The Company is dependent on third-party FAA certified repair facilities to perform repair services to bring surplus aircraft engines held for resale and certain engine components into a condition of airworthiness so that the Company can sell such equipment.

     The Company's management believes that its ability to continue to act as an approved supplier for the major airlines, OEMs and overhaul facilities is heavily dependent on quality assurance, and that the Company's comprehensive quality assurance program is among the best in its industry. The Company is (i) a member of the Coodinating Agency for Supplier Evaluation, a self-governing organization formed by the airlines that evaluates and audits parts suppliers and repair stations, (ii) a member of the Airline Suppliers Association for which the Company is an accredited reseller under the provisions of FAA AC 00-56 and (iii) is listed in the European Aerospace Suppliers Register. In addition, in September 1996, the Company received certification under ISO 9002. The ISO 9002 designation indicates a quality assurance standard recognized by leading companies throughout the world. The Company believes it was the first after-market supplier of commercial jet engines and engine parts in the world to receive such a certification. In addition, the Company is one of the few vendors in the industry to have invested in a sophisticated optical imaging system for document storage and retrieval. This system provides a high degree of traceability by serial number for engine parts sold by the Company.

CUSTOMERS

     The Company's customers include airlines, OEMs, lessors, operators of refurbishment facilities and other independent dealers. These customers include American, Daimler-Benz, Delta, Lufthansa, GE Aircraft Engine Services, Pratt & Whitney, SwissAir and Singapore Airlines. For the years ended December 31, 1997, 1996 and 1995, the five largest customers collectively accounted for approximately 38%, 55% and 96% of the Company's consolidated revenues. Certain significant customers vary from period to period as a result of the large unit prices associated with whole aircraft engine sales. The loss of, or significant curtailments of purchases by, the Company's significant customers could have a material adverse effect on the Company's business, consolidated financial condition, results of operations or cash flows.

COMPETITION

     The aviation after-market is highly competitive. Competition is based on product quality, price and the ability to provide needed parts quickly. The largest segment of the after-market is served by OEMs. However, the relatively high overhead and slow response times which characterize these large organizations can present a handicap in a fast-moving, price-sensitive marketplace. OEMs generally concentrate on selling new parts, leaving the market in serviceable and overhauled parts to other suppliers. OEM-manufactured new parts generally do not compete with overhauled parts.

     The largest resellers include companies such as AAR Corp. and The AGES Group. There are approximately 10 to 15 midsize competitors, including the Company. Over 50 small after-market suppliers and brokers generate a large portion of the market revenue. As a result of industry consolidation, management expects that a number of these smaller operators will either be acquired or will have difficulty competing in this changing market. The Company competes based on its ability to deliver parts on a "just-in-time" basis, the breadth of its product offering, quality assurance and part traceability, proven technical capabilities and price. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the engine parts supply business has been reshaped by the widespread adoption of ILS -- the Inventory Locator Service. The ILS lists the availability of thousands of types of engine parts from brokers, resellers, repair facilities and airlines. The listing includes the quantity of parts available, the condition of the parts, when the parts are available and a contact for more information. The ILS has created a much freer flow of information concerning the supply and demand for particular parts. Dealers now must compete not only on the basis of their relationships with customers and knowledge regarding a potential source for products, but also on the quality of the parts available, the documentation tracing the history of the parts and the price.

GOVERNMENT REGULATION

     The aviation industry is highly regulated by the FAA in the United States and the equivalent regulatory agencies in other countries. While the business of selling after-market engines and engine parts is not regulated by the FAA, the aircraft engines, engine components and airframe materials must be accompanied by documentation that enable the customers to comply with applicable regulatory requirements. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine components and airframes.

     Before engine parts may be installed in an aircraft engine, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Engine components must also be traceable to sources deemed acceptable by such agencies. Although the Company believes it complies with the highest level of such regulatory standards, standards may change in the future, requiring engine components already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new engine components to be used in lieu of engine components already contained in the Company's inventory. In all such cases, to the extent that the Company has such engine components in its inventory, their value may be reduced.

     Management believes that the industry will be subject to continued regulatory activity. Increased oversight has and will continue to originate with quality assurance departments at airline operators. The Company has been able to meet all such requirements to date, and believes that it will meet any additional requirements that may be imposed. There can be no assurance, however, that new, more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have a material adverse impact on the Company.

EMPLOYEES

     As of April 1, 1998, the Company had 81 full-time employees. None of the Company's employees is a member of a labor union. The Company believes that its relations with its employees are good.

FACILITIES

     The Company's principal place of business is located in a 33,000 square foot facility situated on 2.5 acres in the Sawgrass International Corporate Park located in Sunrise, Florida. In connection with IASI, the Company leases an approximately 30,000 square foot facility in San Carlos, California.

In connection with Aero Support, the Company leases facilities in New York, New York, and Lafayette, Louisiana for offices and warehouses constituting approximately 8,500 and 4,000 square feet, respectively. In connection with ITC, the Company leases an approximately 9,300 square foot facility in Ridgefield, New Jersey. In connection with Aerocar, the Company will lease an approximately 15,000 square foot facility in Weston, Florida, a 15,700 square foot facility in Miami, Florida and a 5,000 square foot facility in Medley, Florida. In anticipation of the expiration of the leases for certain of these facilities, the Company is constructing a new facility in the Sawgrass International Corporate Park located in Sunrise, Florida and intends to consolidate its operations in this new location. The new facility will consist of approximately 195,000 square feet of office and warehouse space and is expected to be completed in late 1998. The final cost of the new facility is estimated to be approximately $9,500,000 and is expected to be financed through a mortgage loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                     AGE                     POSITION
----                                     ---                     --------
Yoav Stern.............................  44    Chairman of the Board
Zivi R. Nedivi.........................  39    Chief Executive Officer, President and
                                                 Director
John S. Gleason........................  48    Executive Vice President and Director
Fred Von Husen.........................  53    Executive Vice President
Anthony Motisi.........................  39    Vice President and Secretary
Donald Reynolds........................  59    Vice President, Technical Operations
Paul F. Steele.........................  39    Vice President
Gideon Vaisman.........................  57    Senior Vice President
Michael W. Wallace.....................  29    Chief Financial Officer
David J. Mitchell......................  36    Director
Niv Harizman...........................  33    Director

     YOAV STERN, age 44, is the Chairman of the Board and a director of the Company. From the Company's inception until June 22, 1995, Mr. Stern was the Co-Chief Executive Officer and Co-President of the Company. Mr. Stern has been a director of the Company since its inception. Mr. Stern is a principal of Helix Management Company II, L.L.C., Helix Capital Services, Inc. and Helix Capital II, L.L.C. (collectively, "Helix"), which are privately held companies that provide mergers and acquisition and management advisory services and serve as diversified holding companies for certain corporate investments. Mr. Stern was a Co-Chief Executive Officer of European Gateway Acquisition Corporation ("EGAC") during 1995. EGAC acquired Bogen Communications, Inc. and changed its name to Bogen Communication International, Inc. ("Bogen") in August 1995. Bogen, a public company traded on the American Stock Exchange, is engaged in the digital voice processing business. Since August 1995, Mr. Stern has served as a director and member of the executive committee of Bogen. Since November 1997, Mr. Stern has served as Co-Chairman of Bogen. From February 1994 to April 1995, Mr. Stern served as a director of Random Access, Inc., a public company traded on the Nasdaq National Market, which is engaged in the information technology business. From January 1993 to September 1993, Mr. Stern was President of WordStar International, Inc. ("WordStar"), which is engaged in research and development and worldwide marketing and distribution of software for business and consumer applications. From January 1993 until May 1995, Mr. Stern served as a director of WordStar. Mr. Stern structured the business combination of WordStar with two other public companies. WordStar changed its name to The Learning Company, which has annual revenues exceeding $350 million and trades on the New York Stock Exchange. From March 1990 to December 1992, Mr. Stern was Vice President of Business Development of Elron Electronic Industries Ltd. ("Elron"), a multinational high-technology public holding company. Elron's aggregate revenues, generated through its affiliated companies, exceeded $1.2 billion in 1996. Mr. Stern previously served in the Israeli Air Force for ten years as an F-15, A-4, Mirage and Kfir fighter pilot, avionic systems officer, commander of Operational Training Unit and a Deputy Squadron Commander. Mr. Stern earned a Practical Engineering Diploma (magna cum laude) in advanced mechanics and automation from ORT Technological College, Israel, graduated from the Israel Air Force Academy and earned a B.S. degree (magna cum laude) in Mathematics and Computer Science from Tel Aviv University.

     ZIVI R. NEDIVI, age 39, has been the Chief Executive Officer, President and a director of the Company since June 1995. Mr. Nedivi was the founder, President and Chief Executive Officer of the predecessor of the Company, an indirectly wholly-owned subsidiary of Rada Electronic Industries Ltd. ("Rada"), from its establishment in 1990 until June 1995. From September 1994 until June 1995, Mr. Nedivi also served as Corporate Vice President of Rada, a public company traded on the

Nasdaq National Market which is engaged in the business of avionics for the commercial and military aviation industries. From October 1984 to September 1990, Mr. Nedivi was co-founder and General Manager of Maakav Ltd., a private aviation management company based in Israel. Maakav represented certain American companies in Israel, including companies active in the distribution of aircraft parts. From February 1986 until October 1990, Mr. Nedivi was also co-founder and director of NBC Aviation Inc., a private company based in Texas active in the sale of commercial jet engines and related components. Mr. Nedivi also serves as a director of Bogen, a public company traded on the American Stock Exchange which is engaged in the digital voice processing business. Mr. Nedivi is also a principal of Helix. A graduate of the Israel Air Force Academy, Mr. Nedivi served in the Israel Air Force as an F-15 fighter pilot for seven years and held the rank of Major. He also served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program.

     JOHN S. GLEASON, age 48, has served as a director of the Company since July 1997, and has served as Executive Vice President since January 1997, Treasurer since August 1995 and President of Kellstrom Commercial Aircraft, Inc. since October 1997. From July 1995 until October 1997, Mr. Gleason served as Chief Financial Officer of the Company. From January 1986 until July 1995, Mr. Gleason served as the Vice President of Finance of International Aircraft Support L.P. ("IASI"), a seller of new and used aircraft engine parts. Mr. Gleason was also responsible for buying, selling and leasing IASI's commercial jet engines on a worldwide basis, as well as the procurement of jet engine inventory consignment arrangements. Mr. Gleason is a Certified Public Accountant licensed in Florida and California and earned a B.S. degree in accounting from Florida Atlantic University in 1971.

     FRED VON HUSEN, age 53, joined the Company in January 1997 as its Executive Vice President. From 1987 to January 1997, Mr. von Husen was IASI's President and Chief Executive Officer. Mr. von Husen has 32 years experience in the aviation industry primarily in engine and aircraft maintenance plus financial and organizational management. Prior to joining IASI, he served as Vice President of Operations and earlier as Vice President of Technical Services at Aircal, a passenger airline based in California. Mr. von Husen also spent 17 years at United Airlines in various positions including engine maintenance, engineering and corporate planning.

     ANTHONY MOTISI, age 39, has been a Vice President and Secretary of the Company since June 1995. From December 1994 until June 1995, Mr. Motisi was the Vice President of Operations of the predecessor of the Company, and from July 1993 until December 1994, Mr. Motisi served as Director of Sales and Marketing of such company. Prior to July 1993, Mr. Motisi held the position of Manager of Engine Parts Sales at Aviation Sales Company. Mr. Motisi earned a B.S. degree in finance from the University of Florida in 1980.

     DONALD REYNOLDS, age 59, became Vice President of Technical Operations of the Company in January 1997. Mr. Reynolds served in the same role at IASI since 1985. Mr. Reynolds is responsible for inventory management, quality control, purchasing, outside vendor business, shipping and receiving, and all technical services activities. Mr. Reynolds also spent 24 years with United Airlines in various positions including commercial airline engine maintenance, production planning, customer service and contract administration.

     PAUL F. STEELE, age 39, has been a Vice President of the Company since June 1995. From December 1994 until June 1995, Mr. Steele was the Vice President of Purchasing for the predecessor of the Company, and from November 1993 until December 1994, Mr. Steele served as a Director of Operations of such company. Prior to November 1993, Mr. Steele held the position of Vice President of Technical Sales at The AGES Group, a subsidiary of Volvo Flygmotor and supplier of commercial aircraft engines. Mr. Steele graduated from Bolton Street College, Dublin.

     GIDEON VAISMAN, age 57, has served as a Senior Vice President of the Company and Manager of the Rolls Royce and Pratt & Whitney JT8D product line divisions of the Company since April 1, 1998, upon the Company's acquisition of ITC. Mr. Vaisman was the founder of ITC and certain of its affiliates in 1985 and served as President and Chief Executive Officer of such companies from 1985 until April 1998. Prior to founding ITC, Mr. Vaisman worked for 14 years at Chromalloy Research and Technology Corporation ("Chromalloy"), where he was involved in the development, marketing and production phases of the overhaul and repair of jet aircraft engine components. While at Chromalloy, Mr. Vaisman served as Chief Engineer and General Manager. Mr. Vaisman earned a degree in mechanical and metallurgical engineering and has received international on-site training in aeronautical applications.

     MICHAEL W. WALLACE, age 29, has served as Chief Financial Officer of the Company since October 1997. From April 1997 until September 1997, Mr. Wallace served as Director of Finance of the Company. Prior to joining the Company, Mr. Wallace was a senior manager at KPMG Peat Marwick at which he held various positions since August 1990. Mr. Wallace is a Certified Public Accountant licensed in Georgia and earned a B.B.A. degree from the University of Notre Dame in 1990.

     DAVID J. MITCHELL, age 36, has served as a director of the Company since December 1993. Mr. Mitchell is Chairman and President of North Atlantic Acquisition Corporation, a publicly traded acquisitions company. Since March 1995, Mr. Mitchell has served as a director of Bogen, a public company traded on the American Stock Exchange which is engaged in the digital voice processing business. Mr. Mitchell serves as a director of several private companies, including Madah-Com Inc., an Israeli based company involved in sound transmission, and Direct Furniture, a furniture sales and finance company. Mr. Mitchell also serves as President of AmeriCash, LLC, a national network of automated teller machines in non-bank locations.

     NIV HARIZMAN, age 33, has served as a director of the Company since December 1997. From January 1998 until the present, Mr. Harizman has served as a Principal with BT Alex. Brown Incorporated ("BT Alex. Brown"), the investment banking subsidiary of Bankers Trust New York Corporation. From June 1996 until January 1998, Mr. Harizman was a Vice President with BT Alex. Brown. He started with BT Alex. Brown in 1995. While at BT Alex. Brown, he has advised companies in a broad range of manufacturing and service industries in their merger and acquisitions activities and helped clients finance targeted acquisitions. Prior to working at BT Alex. Brown, from 1994 until 1995, Mr. Harizman was a member of the mergers and acquisitions group at the investment banking firm of Wasserstein Perella & Co., where he performed comprehensive strategic advisory assignments including financial restructuring, leveraged buyouts, recapitalizations, acquisitions, and divestitures. Prior to working at Wasserstein, Mr. Harizman was an investment analyst for Henry Crown and Company in Chicago, where he was involved in transactions in the cellular, media, manufacturing, entertainment and agricultural industries. Mr. Harizman also worked at the Chicago Board Options Exchange in equity and index options trading. Mr. Harizman received a B.B.A. in Finance from the College of Business Administration at the University of Texas at Austin, and an M.B.A. with a specialization in Finance from the University of Chicago Graduate School of Business.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture to be dated as of June 17, 1998 (the "Indenture"), between the Company and First Union National Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Notes will represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination of Notes," and convertible into Common Stock as described under "-- Conversion of Notes." The Notes will be limited to $75,000,000 in aggregate principal amount ($86,250,000 if the Underwriters' over-allotment option is exercised in full), will be issued only in denominations of $1,000 or any multiple thereof and will mature on June 15, 2003, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase at Option of Holders upon Change in Control."

     The Notes will bear interest at the annual rate set forth on the cover page hereof on the original date of issuance, payable on June 15 and December 15, commencing on December 15, 1998, to holders of record at the close of business on June 1 and December 1, respectively. However, with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below) during the period from the Record Date to (but excluding) the next succeeding Interest Payment Date, accrued interest shall be payable on the redemption date or Repurchase Date to the holder of the Note or portion thereof redeemed or repurchased. Notes converted after the Record Date and before the next succeeding Interest Payment Date are required to be accompanied by funds equal to the amount of interest payable on such succeeding Interest Payment Date on the principal amount so converted, except as set forth under "-- Conversion of Notes" below. Interest may, at the Company's option, be paid by check mailed to such holders, provided that a holder of Notes with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in Richmond, Virginia, which shall initially be the office or agency of the Trustee.

     The Indenture will be governed by and construed under the laws of the State of New York.

BOOK ENTRY, DELIVERY AND FORM

     The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and multiples thereof.

     Global Note, Book-Entry Form. The Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes" or "Global Note") which will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, New York, New York, ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A holder may hold its interests in the Global Note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Global Note to such persons may be limited.

     Holders who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders thereof.

     Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee of DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities for its Participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Underwriters. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Note. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

     Certificated Notes. Certificated Notes may be issued in exchange for Notes represented by the Global Note if no successor depositary is appointed by the Company as set forth above under "-- Global Note, Book Entry Form."

CONVERSION OF NOTES

     The holders of Notes will be entitled at any time on or after 60 days following the latest date of original issuance thereof through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes.

     If any Notes not called for redemption are converted after a Record Date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted; provided, however, that no such payment will be required if such Notes being converted have been called for redemption or are eligible to be called for repurchase if, as a result, the right to convert such Notes would terminate during the period between the Record Date and the next succeeding Interest Payment Date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the fifth business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

     The initial conversion price of $32 1/2 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of the other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding on the Record Date for such distribution); (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and, if the cash and value of any other consideration included in such payment per share of Common Stock, exceeds the Current Market Price per share of Common Stock on the business day next succeeding that last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing date of the offer, the offering document with respect to such offer discloses a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations." The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not entitled to any sinking fund. At any time on or after June 15, 2001, all or any part of the Notes will be redeemable at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

     If redeemed during the 12-month period beginning June 15:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2001........................................................     102.2%
2002........................................................     101.1%

and 100% at June 15, 2003; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the holders of record on the relevant Record Date of the Notes being redeemed.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price"), together with accrued and unpaid interest to, but excluding, the Repurchase Date; provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant Record Date of the Notes being repurchased.

     Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder for such Notes must deliver to the Trustee on or before the Repurchase Date, written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

     A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

          (i) any Person (as defined in the Indenture) (including any syndicate of group deemed to be a "person" under Section 13(d)(3) of the Exchange
     Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

          (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock); or

          (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the one-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the conversion price in effect on each such Trading Day, or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) is at least 105% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

     To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes upon a Change in Control.

     The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Underwriters.

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transaction involving the Company that may adversely affect holders.

     The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from purchasing any Notes and also identify certain events that would constitute a change in control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements related to other Indebtedness (as defined below) (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination of Notes" below, "Risk Factors -- Subordination" and "Risk Factors -- Limitation on Repurchase of Notes upon Change in Control."

SUBORDINATION OF NOTES

     The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. The Notes will also be effectively subordinated to all indebtedness and liabilities of subsidiaries of the Company. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined in the Indenture), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, lease payment or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined below) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company. The Notes offered hereby are pari passu to the 5 3/4% Notes.

     The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of such Person,
(d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase, or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through
(d), (f) any indebtedness or other obligations, excluding any operating leases the Company is currently (or may become) a party to, described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means the Company's indebtedness outstanding from time to time under its Credit Facility and the Senior Subordinated Indebtedness and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary to that held by the Company.

     As of June 11, 1998, the Company had approximately $102.1 million of indebtedness outstanding that would have constituted Senior Indebtedness. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provision of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, than such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

     The following will be Events of Default under the Indenture: (i) default in the payment of any interest upon the Notes, continued for 30 days, (ii) default in the payment of principal or premium, if any, upon the Notes when due or in the payment of any redemption obligation, (iii) default by the Company or any subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money, which default shall have resulted in indebtedness aggregating more than $10 million, (iv) default by the Company with respect to indebtedness for borrowed money, which default results in the acceleration of such indebtedness in an amount exceeding $10 million, which indebtedness has not been discharged or such acceleration has not been rescinded or annulled for a period of 10 days, (v) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture, (vi) final judgments or orders are rendered against the Company or any of its subsidiaries which require the payment by the Company or any of its subsidiaries of an amount (to the extent not covered by insurance) in excess of $10 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings, and (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

     The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair the right to convert the Notes into Common Stock in any material respect, or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

     First Union National Bank, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

                       CERTAIN FEDERAL TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition by holders of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. Except as otherwise noted, this summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")), and does not address tax considerations applicable to (i) investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, broker-dealers, traders in securities that elect to mark to market, (ii) persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, (iii) persons other than United States Holders or (iv) persons who have a "functional currency" other than the U.S. dollar. As used herein, the term "United States Holder" means a beneficial holder of Notes or Common Stock received on conversion of the Notes that is for United States federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any State, (3) an estate the income of which is subject to the United States federal income taxation regardless of its source, (4) a trust if (i) a court within the United States is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions or (5) a partnership to the extent the interest therein is owned by a person described in clause (1), (2),
(3) or (4) of this sentence. This summary discusses the tax considerations applicable to an initial purchaser of the Notes who purchases the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. Moreover, the effect of any applicable state, local or foreign tax law is not discussed. The Company has not sought any ruling from the Internal Revenue Service (the "Service") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Service will agree with such statements and conclusions.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemption of a Note (other than the conversion of a Note into Common Stock), a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash, and the fair market value of any other property, received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. Long-term capital gain of a non-corporate United States Holder is generally subject to a maximum tax rate of 28% in respect of property with a holding period of more than one year and to a maximum tax rate of

20% in respect of property with a holding period of more than 18 months. The characterization of income as capital gain or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

CONSTRUCTIVE DISTRIBUTIONS

     If at any time (i) the Company makes a distribution of cash or property to its stockholders (including distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for Common Stock) or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes and, pursuant to the antidilution provisions of the Indenture, the conversion rate of the Notes is increased or (ii) the conversion rate of the Notes is increased at the discretion of the Company, such increase in conversion rate may be deemed to be the payment of a taxable dividend to Holders of Notes (pursuant to Section 305 of the Code). Holders of Notes might therefore be required to recognize taxable income as a result of an event pursuant to which they received no cash or property.

CONVERSION OF THE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except with respect to cash received in lieu of a fractional share of Common Stock. A holder's tax basis in the Common Stock received on conversion of a Note will be the same as such holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest for which cash is received), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

DISTRIBUTIONS

     The gross amount of a distribution with respect to the Common Stock will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of the Company's current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent thereof, and then as a capital gain. The portion of any distribution treated as a non-taxable return of capital will reduce such United States Holder's tax basis in such Common Stock. Subject to certain limitations, a United States Holder of Common Stock that is a corporation and that receives dividends on Common Stock generally will be eligible for a dividends-received deduction equal to 70% of the dividends received.

     Section 1059 of the Code requires a corporate stockholder to reduce its basis (but not below zero) in the Common Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held its Common Stock for more than two years as of the date the amount or payment of such dividend is agreed to, announced or declared. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under Section 243 of the Code (relating to the dividends-received deduction). A corporate stockholder is required to immediately recognize gain to the extent that its tax basis would have been reduced below zero.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash, and the fair market value of any other property, received upon the sale or exchange and (ii) such holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be subject to the rules relating to tax rates and holding periods discussed above under "Sale, Exchange or Redemption of the Notes." A United States Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes."

NON-UNITED STATES HOLDERS

     For purposes of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

     Under present United States federal income tax law:

          (a) payments by the Company to any holder of a Note who or which is a Non-United States Holder will not be subject to United States federal withholding tax; provided, that, (i) the beneficial owner of the Note does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the beneficial owner of the Note is not a controlled foreign corporation that is related to the Company through stock ownership, and (iii) either (A) the beneficial owner of the Note certifies to the Company, under penalties of perjury, that it is not a United States Holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the Note in such capacity, certifies to the Company, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a Financial Institution holding such security for the beneficial owner and furnishes the Company or its agent with a copy thereof;

          (b) Dividends paid with respect to Common Stock to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), unless the dividend (i) is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States or (ii) if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder.

          (c) except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to interest or dividends if the income is effectively connected with a United States trade or business of the Non-United States Holder (effectively connected interest or dividends received by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty);

          (d) a Non-United States Holder of a Note or Common Stock generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale or other disposition of such Note or Common Stock (including the receipt of cash in lieu of fractional shares upon conversion of Notes into shares of Common Stock), unless (i) (A) the gain is effectively connected with the conduct of a trade or business of the Non-United States Holder in the United States and (B) if a tax treaty applies, the gain is attributable to a United States permanent establishment of the Non-United States Holder; (ii) in the case of a Non-United States Holder who is an individual and holds the Notes or Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates; or (iv) (A) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes at any time during the five-year period ending on the date of disposition, or, if shorter, the period during which the Non-United States Holder held the Notes or Common Stock and (B) assuming that any class of stock of the Company is considered "regularly traded on an established securities market" at any time during the year of disposition, the Non-United States Holder meets certain minimum ownership requirements; and

          (e) except to the extent that an applicable treaty otherwise provides, a Non-United States Holder generally will be taxed in the same manner as a United States Holder with respect to gain on the sale or disposition of Notes or Common Stock if the gain is effectively connected with a United States trade or business of the Non-United States Holder (effectively connected gain realized by a corporate Non-United States Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty).

     The Company does not believe that it is a U.S. real property holding corporation as of the date hereof, although it has not determined or established whether it is now or will be a U.S. real property holding corporation.

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of such regulations, for purposes of determining the applicability of an income tax treaty rate. Under recently finalized United States Treasury regulations effective for payments made after December 31, 1999 (the "Final Regulations"), however, a Non-United States Holder of Common Stock who wishes to claim the benefit of a treaty rate will be required to satisfy applicable certification requirements. Under the Final Regulations, dividend payments will be subject to information reporting and backup withholding unless these applicable certification requirements were satisfied. The Final Regulations also will require, in the case of interest or dividends with respect to Notes or Common Stock held by a foreign partnership, that (x) the certification requirements described above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments to certain noncorporate United States Holders of (i) principal, premium, if any, and interest on a Note, (ii) dividends on Common Stock, (iii) proceeds of the sale of a Note and (iv) proceeds of the sale of Common Stock. In addition, a 31% backup withholding tax may apply to such payments if the United States Holder
(i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, or (ii) does not otherwise establish his entitlement to an exemption. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax and may entitle the United States Holder to a refund, provided that the required information is furnished to the Service.

                             VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, included herein and in this Prospectus and incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 1997, have been included and so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Integrated Technology Corp. as of December 31, 1997 and for the year then ended, are incorporated by reference herein and in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of Aerocar Aviation and Aerocar Parts as of December 31, 1997 and for the year then ended are incorporated by reference herein and in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300 New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates through its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and at the offices of the Nasdaq Stock Market referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in and made a part of this
Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     (c) The Company's current report on Form 8-K filed on April 14, 1998, as amended on May 18, 1998;

     (d) The Company's current report on Form 8-K filed on May 18, 1998;

     (e) The Company's Definitive Proxy Statement relating to its 1998 Annual Meeting of Stockholders;

     (f) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on April 1, 1994; and

     (g) The Company's description of certain rights relating to the Common Stock contained in the Company's Form 8-A filed on March 7, 1997.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Michael Wallace, Chief Financial Officer, Kellstrom Industries, Inc., 14000 N.W. 4th Street, Sunrise, Florida 33325, phone number (954) 845-0427.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated and Brean Murray & Co., Inc., have severally agreed to purchase from the Company the following respective principal amount of the Notes at the public offering price set forth on the cover page of the Prospectus less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

UNDERWRITER                                                   PRINCIPAL AMOUNT
-----------                                                   ----------------
BT Alex. Brown Incorporated.................................     56,250,000
Brean Murray & Co., Inc.....................................     18,750,000
                                                                -----------
Total.......................................................    $75,000,000
                                                                ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Notes offered hereby if any of such Notes are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of .18% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .025% of the principal amount of the Notes to certain other dealers. After the Notes Offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of $11,250,000 principal amount of Notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them, as shown in the above table, bears to the $75,000,000 principal amount of Notes offered, and the Company will be obligated, pursuant to the option, to sell such Notes to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Notes offered hereby. If purchased, the Underwriters will offer such additional Notes on the same terms as those on which the $75,000,000 aggregate principal amount of Notes are being offered.

     The consummation of the Notes Offering and the Common Stock Offering are not conditioned upon each other.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has agreed that for a period of 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus or issuable in connection with the Aerocar Acquisition) that are substantially similar to the Notes or the Common Stock or that are convertible or exchangeable into securities that are substantially similar to the Notes or the Common Stock without the prior written consent of the Representatives, except for (i) the shares of Common Stock offered in connection with the Common Stock Offering, (ii) the Notes and (iii) the shares of Common Stock issuable upon conversion of the Notes offered hereby. Certain of the Company's officers and directors have agreed that for a period of 90 days after the date of this Prospectus, they will not offer, sell, contract to sell, grant any options to purchase or otherwise dispose of or agree to dispose of any shares of Common Stock beneficially owned by them (other than by a bona fide gift to a person or entity who agrees in writing to be bound by the foregoing restrictions) without the prior written consent of the Representatives.

     In connection with the Notes Offering and the Common Stock Offering, certain Underwriters may engage in passive market marking transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Common Stock Offering in accordance with Rule 103 of Regulation
M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with the Notes Offering and the Common Stock Offering, may place bids for or make purchases of the Notes and the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Notes or the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Notes or the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

                         INDEX TO FINANCIAL STATEMENTS

               FINANCIAL STATEMENTS OF KELLSTROM INDUSTRIES, INC.

Kellstrom Industries, Inc. Consolidated Financial
  Statements:
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets at December 31, 1997 and 1996...   F-3
Consolidated Statements of Earnings for the years ended
  December 31, 1997, 1996 and 1995..........................   F-4
Consolidated Statements of Stockholder's Equity for the
  years ended December 31, 1997, 1996 and 1995..............   F-5
Consolidated Statement of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................   F-6
Notes to Consolidated Financial Statements..................   F-9
Condensed Consolidated Balance Sheets for the three months
  ended March 31, 1998 (unaudited)..........................  F-31
Condensed Consolidated Statements of Earnings for the three
  months ended March 31, 1998 (unaudited)...................  F-32
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 1998 (unaudited).............  F-33
Notes to Condensed Consolidated Financial Statements for the
  three months ended March 31, 1998.........................  F-35
Integrated Technology Corp. Financial Statements:
Independent Auditors' Report................................  F-38
Balance Sheet as of December 31, 1997.......................  F-39
Statement of Earnings for the Year Ended December 31,
  1997......................................................  F-40
Statement of Stockholder's Equity for the Year Ended
  December 31, 1997.........................................  F-41
Statement of Cash Flows for the Year Ended December 31,
  1997......................................................  F-42
Notes to Financial Statements...............................  F-43
Aerocar Aviation Corp. and Aerocar Parts, Inc. Combined
  Financial Statements:
Independent Auditors' Report................................  F-49
Combined Balance Sheet as of December 31, 1997..............  F-50
Combined Statement of Earnings for the Year Ended December
  31, 1997..................................................  F-51
Combined Statement of Shareholders' Equity for the Year
  Ended December 31, 1997...................................  F-52
Combined Statement of Cash Flows for the Year Ended December
  31, 1997..................................................  F-53
Notes to Combined Financial Statements......................  F-54

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Kellstrom Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Kellstrom Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kellstrom Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Ft. Lauderdale, Florida
February 27, 1998

                           KELLSTROM INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  1997          1996
                                                              ------------   -----------
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $    462,676   $   154,254
  Trade receivables, net allowances for returns and doubtful accounts of $335,786 and $150,000 for 1997 and 1996,
    respectively............................................    10,189,082     4,023,298
  Notes receivable..........................................     2,475,856            --
  Inventories...............................................    35,965,376    13,059,402
  Prepaid expenses..........................................     2,646,629       588,286
  Income tax receivable.....................................       531,762            --
  Deferred tax assets (Note 10).............................       636,115            --
  Investment in securities (Note 5).........................       425,759     1,829,532
                                                              ------------   -----------
    Total current assets....................................    53,333,255    19,654,772
Equipment under operating leases, net (Note 3)..............    39,932,388     2,663,968
Property, plant and equipment, net (Notes 4, 7).............     5,027,096     2,943,077
Goodwill, net...............................................    29,775,709     3,618,862
Deferred tax assets (Note 10)...............................            --       287,594
Other assets................................................     6,293,050       376,791
                                                              ------------   -----------
    Total Assets............................................  $134,361,498   $29,545,064
                                                              ============   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term notes payable (Note 7).........................  $  6,759,013   $ 5,157,302
  Current maturities of long-term debt and capital lease
    obligations (Note 7)....................................     1,079,787       211,068
  Accounts payable..........................................     6,183,762     1,651,405
  Accrued expenses (Note 6).................................     4,996,963     1,290,393
  Income taxes payable......................................            --       157,212
  Deferred tax liabilities (Note 10)........................            --        97,718
                                                              ------------   -----------
    Total current liabilities...............................    19,019,525     8,565,098
Long-term debt and capital lease obligations, less current
  maturities (Note 7).......................................    11,250,000     2,819,225
Convertible subordinated notes (Note 8).....................    54,000,000            --
Deferred tax liabilities (Note 10)..........................       180,053            --
                                                              ------------   -----------
    Total Liabilities.......................................    84,449,578    11,384,323
Stockholders' Equity: (Note 11)
  Preferred stock, $.001 par value; 1,000,000 shares
    authorized; None issued.................................            --            --
  Common stock, $.001 par value; 20,000,000 shares
    authorized; 7,879,356 shares and 3,315,308 shares issued
    and outstanding in 1997 and 1996, respectively..........         7,879         3,315
  Additional paid-in capital................................    39,027,053    14,871,559
  Retained earnings.........................................    11,555,161     3,012,642
  Loans receivable from directors and officers..............      (362,415)           --
  Unrealized (loss)/gain on investment securities, net......      (315,758)      273,225
                                                              ------------   -----------
    Total Stockholders' Equity..............................    49,911,920    18,160,741
                                                              ------------   -----------
    Total Liabilities and Stockholders' Equity..............  $134,361,498   $29,545,064
                                                              ============   ===========

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                        1997           1996          1995
                                                    ------------   ------------   -----------
Sales of aircraft and engine parts, net...........  $ 71,534,539   $ 24,019,999   $ 8,579,017
Rental revenues...................................     7,904,610        901,588            --
                                                    ------------   ------------   -----------
Total revenues....................................    79,439,149     24,921,587     8,579,017
Cost of goods sold................................   (46,800,589)   (15,649,127)   (5,378,053)
Depreciation of equipment under operating
  leases..........................................    (4,594,399)      (586,032)           --
Selling, general and administrative expenses......    (8,877,598)    (3,491,457)   (1,482,048)
Depreciation and amortization.....................    (1,555,673)      (441,854)     (202,331)
                                                    ------------   ------------   -----------
Total operating expenses..........................   (61,828,259)   (20,168,470)   (7,062,432)
Operating income..................................    17,610,890      4,753,117     1,516,585
SPAC operating costs and expenses.................            --             --      (389,361)
Investment advisory expenses......................            --             --      (720,795)
Interest expense..................................    (4,390,384)      (662,528)     (145,304)
Interest income...................................       399,172         18,001       370,756
                                                    ------------   ------------   -----------
  Income before income taxes......................    13,619,678      4,108,590       631,881
Income taxes (Note 10)............................    (5,077,159)    (1,462,247)     (257,442)
                                                    ------------   ------------   -----------
  Net income......................................  $  8,542,519   $  2,646,343   $   374,439
                                                    ============   ============   ===========
Earnings per common share -- basic................  $       1.18   $       0.90   $      0.14
                                                    ------------   ------------   -----------
Earnings per common share -- diluted..............  $       0.95   $       0.56   $      0.10
                                                    ============   ============   ===========
Weighted average number of common shares
  outstanding -- basic............................     7,266,534      2,943,902     2,745,265
                                                    ============   ============   ===========
Weighted average number of common shares
  outstanding -- diluted..........................     9,394,439      4,759,890     3,609,956
                                                    ============   ============   ===========

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                                  LOANS
                                        COMMON STOCK         PREFERRED STOCK                      RETAINED      RECEIVABLE
                                     -------------------   --------------------   ADDITIONAL     EARNINGS/         FROM
                                     NUMBER OF             NUMBER OF                PAID-IN     (ACCUMULATED    DIRECTORS
                                       SHARES     AMOUNT    SHARES      AMOUNT      CAPITAL       DEFICIT)     AND OFFICERS
                                     ----------   ------   ---------   --------   -----------   ------------   ------------
Balances, December 31, 1994........  2,220,215    $2,220         --          --   $ 9,232,814   $    (8,140)            --
Reclassify common stock whose
 redemption rights have expired....    429,785       430         --          --     2,155,733            --             --
Issuance of common stock and
 warrants to investment banker in
 lieu of fees for financial
 advisory services provided with
 respect to the Acquisition........     50,000        50         --          --       381,200            --             --
Purchase of common stock by Company
 President (@ $5.50 per share).....    181,818       182         --          --       999,818            --             --
Net Income.........................         --        --         --          --            --       374,439             --
                                     ---------    ------   --------    --------   -----------   -----------      ---------
Balances, December 31, 1995........  2,881,818     2,882         --          --    12,769,565       366,299             --
Exercise of warrants...............    433,490       433         --          --     2,101,994            --             --
 Unrealized gain on investment
   securities, net.................         --        --         --          --            --            --             --
Net income.........................         --        --         --          --            --     2,646,343             --
                                     ---------    ------   --------    --------   -----------   -----------      ---------
Balances, December 31, 1996........  3,315,308     3,315         --          --    14,871,559     3,012,642             --
Exercise of warrants...............  4,564,048     4,564         --          --    20,771,856            --             --
Issuance of warrants related to the
 IASI and Aero Support
 acquisitions......................         --        --         --          --     1,853,192            --             --
Issuance of warrants in lieu of
 financing fees provided with
 respect to IASI acquisition.......         --        --         --          --     1,530,446            --             --
Borrowings on loans receivable.....         --        --         --          --            --            --       (362,415)
Unrealized loss on investment
 securities, net...................         --        --         --          --            --            --             --
Net income.........................         --        --         --          --            --     8,542,519             --
                                     ---------    ------   --------    --------   -----------   -----------      ---------
Balances, December 31, 1997........  7,879,356    $7,879         --          --   $39,027,053   $11,555,161      $(362,415)
                                     =========    ======   ========    ========   ===========   ===========      =========


                                     NET UNREALIZED
                                     (LOSS)/GAIN ON       TOTAL
                                       INVESTMENT     STOCKHOLDERS'
                                       SECURITIES        EQUITY
                                     --------------   -------------
Balances, December 31, 1994........           --       $ 9,226,894
Reclassify common stock whose
 redemption rights have expired....           --         2,156,163
Issuance of common stock and
 warrants to investment banker in
 lieu of fees for financial
 advisory services provided with
 respect to the Acquisition........           --           381,250
Purchase of common stock by Company
 President (@ $5.50 per share).....           --         1,000,000
Net Income.........................           --           374,439
                                       ---------       -----------
Balances, December 31, 1995........           --        13,138,746
Exercise of warrants...............           --         2,102,427
 Unrealized gain on investment
   securities, net.................      273,225           273,225
Net income.........................           --         2,646,343
                                       ---------       -----------
Balances, December 31, 1996........      273,225        18,160,741
Exercise of warrants...............           --        20,776,420
Issuance of warrants related to the
 IASI and Aero Support
 acquisitions......................           --         1,853,192
Issuance of warrants in lieu of
 financing fees provided with
 respect to IASI acquisition.......           --         1,530,446
Borrowings on loans receivable.....           --          (362,415)
Unrealized loss on investment
 securities, net...................     (588,983)         (588,983)
Net income.........................           --         8,542,519
                                       ---------       -----------
Balances, December 31, 1997........    $(315,758)      $49,911,920
                                       =========       ===========

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  1997           1996          1995
                                                              ------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  8,542,519   $  2,646,343   $   374,439
Adjustments to reconcile net income to net cash
  Used in operating activities:
    Depreciation and amortization...........................     1,555,673        441,854       202,331
    Depreciation of equipment under operating leases........     4,594,399        586,032            --
    Acquisition expenses paid through issuance of common
      stock.................................................            --             --       381,250
    Amortization of deferred financing costs................       760,019         30,172         4,132
    Purchase of equipment under operating leases............   (51,891,994)    (3,250,000)           --
    Deferred income taxes...................................        80,631         12,285      (358,469)
    Loss on sales of investment securities..................        38,051             --            --
Changes in operating assets and liabilities:
    Increase in trade receivables, net......................    (2,392,056)      (704,273)   (1,062,397)
    Decrease (increase) in inventories......................    18,797,757     (1,207,383)   (7,616,960)
    Increase in prepaid expenses............................    (3,042,546)      (351,704)     (121,284)
    Decrease (increase) in other assets.....................       330,878       (255,655)       (4,763)
    Decrease in accounts payable............................    (2,748,832)      (515,809)     (366,250)
    Increase in accrued expenses............................     3,706,570        431,661       551,457
    (Increase) decrease in income taxes payable.............      (687,551)      (486,519)      540,587
                                                              ------------   ------------   -----------
         Net cash used in operating activities..............   (22,356,482)    (2,622,996)   (7,475,927)
                                                              ------------   ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of US Government securities..........            --             --    10,786,209
    Proceeds from sale of Treasury bills....................            --             --       594,518
    Purchase of investment securities.......................            --     (1,200,000)           --
    Purchase of KST assets, net of cash acquired............            --             --    (5,790,800)
    Purchase of IASI assets, net of cash acquired...........   (25,053,141)            --            --
    Proceeds from sales of investment securities............       428,499             --            --
    Purchase of Aero Support assets, net of cash acquired...    (2,656,289)            --            --
    Purchase of property, plant and equipment...............    (2,418,677)    (1,372,244)     (262,974)
    Proceeds from sales of property, plant and equipment....       744,744             --            --
    Other...................................................         2,115         31,753            --
                                                              ------------   ------------   -----------
         Net cash provided by (used in) investing
           activities.......................................   (28,952,749)    (2,540,491)    5,326,953
                                                              ------------   ------------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings under line of credit agreement...........     1,086,699             --            --
    Proceeds from the issuance of debt......................    21,000,000     27,577,960     2,250,000
    Debt repayment, including capital lease obligation......   (40,450,696)   (24,499,503)     (943,560)
    Proceeds from the issuance of subordinated debentures...    54,000,000             --            --
    Proceeds from the issuance of common stock..............    20,776,420      2,102,427     1,000,000
    Borrowings for loans receivable from directors and
      officers..............................................      (362,415)            --            --
    Payment of deferred financing costs.....................    (4,432,355)            --            --
    Other...................................................            --        (74,014)      (18,951)
                                                              ------------   ------------   -----------
         Net cash provided by financing activities..........    51,617,653      5,106,870     2,287,489
                                                              ------------   ------------   -----------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS..........       308,422        (56,617)      138,515
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD................       154,254        210,871        72,356
                                                              ------------   ------------   -----------

                                  (Continued)

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  1997           1996          1995
                                                              ------------   ------------   -----------
CASH & CASH EQUIVALENTS, END OF PERIOD......................  $    462,676   $    154,254   $   210,871
                                                              ============   ============   ===========
Supplemental disclosures of non-cash investing and financing activities:
    KST assets acquired for notes payable...................  $         --   $         --   $ 2,230,000
                                                              ============   ============   ===========
    Issuance of common stock for acquisition expenses.......  $         --   $         --   $   381,250
                                                              ============   ============   ===========
    IASI assets acquired for warrants.......................  $  1,173,134   $         --   $        --
                                                              ============   ============   ===========
    Aero Support assets acquired for warrants...............  $    680,058   $         --   $        --
                                                              ============   ============   ===========
    Net transfer of equipment under operating leases to
      inventories...........................................  $ 10,029,175   $         --   $        --
                                                              ============   ============   ===========
    Deferred financing costs paid through the issuance of
      warrants..............................................  $  1,530,446   $         --   $        --
                                                              ============   ============   ===========
    Unrealized gain/(loss) on investment securities, net....  $   (588,983)  $    273,225   $        --
                                                              ============   ============   ===========
Supplemental disclosures of cash flow information:
    Cash paid during the period for:
    Interest................................................  $  2,436,209   $    558,083   $   155,144
                                                              ============   ============   ===========
    Income taxes............................................  $  5,685,502   $  1,936,481   $    26,680
                                                              ============   ============   ===========
Supplemental disclosures of purchase of IASI assets, net of
  liabilities:
    Cash....................................................  $     36,709
    Receivables.............................................     1,621,664
    Inventory...............................................    27,275,861
    Prepaid expenses and other assets.......................     1,132,400
    Property, plant and equipment...........................        74,865
    Goodwill................................................    14,055,172
    Other assets............................................        26,177
                                                              ------------
         Total assets.......................................  $ 44,222,848
                                                              ============
    Accrued expenses........................................  $  2,350,280
    Accounts payable........................................     1,530,786
    Notes payable...........................................    14,078,798
                                                              ------------
         Total liabilities..................................    17,959,864
                                                              ============
         Net acquisition cost...............................    26,262,984
    Less warrants issued to seller..........................     1,173,134
                                                              ------------
    Cash paid to seller at closing..........................    25,089,850
    Less cash acquired......................................        36,709
                                                              ------------
         Net cash used in acquisition.......................  $ 25,053,141
                                                              ============
Supplemental disclosures of purchase of Aero Support assets, net of liabilities:
    Cash....................................................  $    426,929
    Receivables.............................................     2,152,064
    Inventory...............................................     5,091,063
    Prepaid expenses and other current assets...............       359,253

                                  (Continued)

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                                                                      YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  1997           1996          1995
                                                              ------------   ------------   -----------
    Property, plant and equipment...........................        37,926
    Goodwill................................................    13,198,554
    Intangible -- Non compete...............................     1,080,000
    Other assets............................................         4,014
                                                              ------------
         Total assets.......................................  $ 22,349,803
                                                              ============
    Accrued expenses........................................  $    238,803
    Accounts payable........................................     3,161,320
    Notes payable -- Bank...................................     3,498,537
         Total liabilities..................................     6,898,660
                                                              ============
         Net acquisition cost...............................    15,451,143
    Less warrants issued to sellers.........................       680,058
    Less notes payable to sellers...........................    11,687,867
                                                              ------------
    Cash paid to sellers at closing.........................     3,083,218
    Less cash acquired......................................       426,929
                                                              ------------
         Net cash used in acquisition.......................  $  2,656,289
                                                              ============
Supplemental disclosures of purchase of KST assets net of
  liabilities:
    Cash....................................................                                $   209,200
    Receivables.............................................                                  2,256,628
    Warrants................................................                                    200,000
    Inventory...............................................                                  4,235,059
    Prepaid expenses........................................                                     87,146
    Property, plant and equipment...........................                                  1,522,586
    Goodwill................................................                                  4,060,477
    Other assets............................................                                     64,491
                                                                                            -----------
         Total assets.......................................                                $12,635,587
                                                                                            ===========
Accrued expenses............................................                                $   310,303
Accounts payable............................................                                  2,533,464
Notes payable...............................................                                  1,561,820
                                                                                            -----------
      Total liabilities.....................................                                  4,405,587
                                                                                            ===========
      Net acquisition cost..................................                                  8,230,000
Less discounted present value of note given to seller.......                                  2,230,000
                                                                                            -----------
Cash paid to seller at closing..............................                                  6,000,000
Less cash required..........................................                                    209,200
                                                                                            -----------
      Net cash used in acquisition..........................                                $ 5,790,800
                                                                                            ===========

          See accompanying notes to consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Kellstrom Industries, Inc. (the "Company") (formerly known as Israel Tech Acquisition Corp.) was incorporated in Delaware on December 28, 1993 as a Specified Purpose Acquisition Company ("SPAC"), the objective of which was to consummate an initial public offering and enter into a business combination with an operating business. On June 22, 1995, the Company consummated the acquisition of all of the assets of Kellstrom Industries, Inc. ("KST") and immediately changed its name to Kellstrom Industries, Inc. The Company's principal business is the purchasing, refurbishing (through subcontractors), marketing, reselling, and leasing of aircraft jet engines, jet engine parts and commercial aircraft. The Company is also an international after-market reseller of turbojet engines and turbojet engine parts for helicopters and large transport aircraft. The Company's customers include major domestic and international airlines, engine manufacturers, engine part distributors and dealers and overhaul service suppliers throughout the world. The Company's business enables customers to reduce their engine maintenance costs by providing Federal Aviation Administration approved engine parts on a timely basis and at competitive prices.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

REVENUE RECOGNITION

     Revenue is recognized upon shipment of the product to the customer net of an estimated allowance for sales returns. Revenue from equipment under operating leases is recognized as rental revenue on a straight-line basis over the lease term.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is primarily determined using the specific identification method for individual part purchases and on an allocated cost basis for whole engines and aircraft. Inventories are made up primarily of new, refurbished and as removed engines and engine parts.

INVESTMENT IN SECURITIES

     Investment in securities at December 31, 1997 and 1996 consist of equity securities. All equity securities are classified as available for sale. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

     A decline in the market value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

EQUIPMENT UNDER OPERATING LEASES

     The cost of the asset under lease is the original purchase price plus overhaul costs. Depreciation of the cost is computed based on a usage-variable method, which adjusts straight-line depreciation to reflect the usage levels of the equipment. Maintenance and repair costs are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Machinery and equipment under capital leases are stated at the lesser of fair value or present value of minimum lease payments. Depreciation on property, plant and equipment is calculated on the straight-line method over the following estimated useful lives: building and improvements -- 25 years, machinery and equipment -- 3 to 10 years and furniture and fixtures -- 7 years. Machinery and equipment held under capital leases are amortized straight-line over the shorter of the lease term or the estimated useful life indicated above.

GOODWILL

     Goodwill represents the excess of purchase price over fair value of net assets acquired, which is amortized on a straight-line basis over the expected periods to be benefited, generally 15 to 20 years. Amortization expense of goodwill was $1,145,663, $271,010 and $138,853 for the years ended December 31, 1997, 1996 and 1995, respectively. The Company assesses the recoverability of the carrying value of goodwill by determining whether the carrying value can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Accumulated amortization of goodwill was $1,555,526 and $409,863 at December 31, 1997 and 1996,
respectively.

DEFERRED FINANCING COSTS

     Deferred financing costs are capitalized and amortized on a straight-line basis over the life of the related debt, which currently approximates one to seven years. Amortization expense was $760,019, $30,172, and $4,132 for the years ended December 31, 1997, 1996 and 1995, respectively.

INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments, consisting of cash and cash equivalents, trade accounts receivables, other current assets, equipment under operating leases, trade accounts payables, accrued expenses, and notes payable to banks, is based on the short maturity of these instruments

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

which approximates fair value at December 31, 1997 and 1996. The fair value of the senior subordinated debt and convertible subordinated debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers which approximate fair value at December 31, 1997. Investment securities available for sale are recorded at fair value based on quoted market prices.

COMMITMENTS AND CONTINGENCIES

     During 1997, the Company entered into agreements to purchase six aircraft engines at a total purchase price of $29,478,948. The Company is committed to purchasing the engines upon successful completion of certain inspections. At December 31, 1997, the purchases had not yet been consummated.

     The Company's Board of Directors has approved the construction of a new facility in the Sawgrass International Corporate Park area, which is near Fort Lauderdale, Florida in anticipation of the expiration of the IASI Lease and the consolidation of operations in a single location. The new facility will consist of approximately 195,000 square feet of office and warehouse space. The final cost of the new facility is estimated to be approximately $9,500,000.

     The Company records liabilities for loss contingencies, including those arising from claims, assessments, litigation, fines and penalties, and other sources when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

EARNINGS PER SHARE

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting basic and diluted earnings per share and applies to entities with publicly held common stock or potential common stock. Basic earnings per share ("EPS") is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Common equivalent shares assume the exercise of all dilutive stock options and warrants. The weighted average number of common shares outstanding used to compute basic and diluted EPS was 7,266,534 and 9,394,439 for the year ended December 31, 1997, 2,943,902 and 4,759,890 for the year ended December 31, 1996, and 2,745,265 and 3,609,956 for the year ended December 31, 1995. Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this SFAS No. 121 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

STOCK OPTIONS

     Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 31, 1997. Management does not anticipate a significant impact of the adoption of SFAS No. 130 on the Company's consolidated financial position, results of operations or cash flows.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports to shareholders. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management does not anticipate a significant impact of the adoption of SFAS No. 131 on the Company's consolidated financial position, results of operations or cash flows.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 standardizes the disclosure requirements of SFAS No. 87 and SFAS No. 106 to the extent practicable and recommends a parallel format for presenting information about pensions and other postretirement benefits. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Management does not anticipate a significant impact of the adoption of SFAS No. 132 on the Company's consolidated financial position, results of operations or cash flows.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RECLASSIFICATIONS

     Certain 1996 financial statement amounts have been reclassified to conform with the 1997 presentation.

2. ACQUISITIONS

     On January 15, 1997, the Company through a wholly-owned subsidiary completed the acquisition of substantially all of the assets and assumed certain of the liabilities of International Aircraft Support, L.P. ("IASI"), a California limited partnership, for a cash purchase consideration of approximately $25,100,000 and issued warrants, with an expiration date of two years from January 15, 1997, to purchase 500,000 shares of the Company's Common Stock at $9.25 per share.

     The acquisition was financed through the issuance of $15,000,000 in senior subordinated debt and warrants, along with the proceeds of a $6,000,000 subordinated bridge loan and warrants ("Bridge Loan") with the balance from the Company's working capital. The Company also assumed IASI's existing debt including IASI's Union Bank of California various credit facilities that totaled approximately $20,000,000 as of the date of the acquisition. The Bridge Loan matured on April 15, 1997 and was fully repaid. The interest rate on the Bridge Loan was 10% and, additionally, 85,625 warrants that are exercisable at $10 and expire on April 15, 2000 were issued to the Bridge Loan lenders. The interest rate on the $15,000,000 senior subordinated debt is 11 3/4%, payable quarterly. Additionally, 305,660 warrants were issued to this lender, such warrants are exercisable at $10 and expire on January 15, 2004. Principal on this debt is payable in three equal annual installments beginning January 15, 2002.

     On September 10, 1997, the Company through a wholly-owned subsidiary completed the acquisition of substantially all of the assets and liabilities of Aero Support USA, Inc. ("Aero Support") for approximately $13,800,000 in cash (the "Cash Purchase Price") and three warrants. One warrant is for the purchase of 75,000 shares of Common Stock at an exercise price of $22.00 per share, expiring in three years. The other two warrants are for the purchase of an aggregate 175,000 shares of Common Stock at an exercise price of $19.00 per share, expiring in five years. Up to an additional $5,000,000 cash consideration may be paid in the form of an earn-out payable over three years based on certain specified criteria.

     In addition to the $2,100,000 paid at closing, a portion of the Cash Purchase Price consisted of the issuance of (i) a promissory note in the aggregate principal amount of $9,000,000, which matured and was fully repaid on September 17, 1997, bearing interest at the prime rate of interest charged from time to time by Barnett Bank, N.A. (Kellstrom's senior lender) on short-term loans and (ii) two promissory notes in the aggregate principal amount of $2,700,000, which matured and were fully repaid on January 15, 1998, bearing interest at the same rate. The financing for the payment of the Cash Purchase Price is being funded through the Company's Revolving Credit Facility. Borrowings under the Revolving Credit Facility bear interest at .25% below the prime rate or at LIBOR plus 225 basis points and are secured by substantially all the assets of the Company.

     Both the IASI and Aero Support acquisitions have been accounted for using the purchase method for accounting in accordance with APB Opinion No. 16, "Business Combinations," and accordingly, the operating results from both IASI and Aero Support have been included in the operating results since the dates of acquisition. A Pro Forma Consolidated Combined Statements of
Earnings -- Unaudited has been provided in Note 18(b) to report the results of operations for the years ended December 31, 1997 and 1996 as though the acquisitions had occurred at the beginning of the period being reported.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. EQUIPMENT UNDER OPERATING LEASES, NET

     Equipment under operating leases consists primarily of aircraft and engines with typical lease terms of less than 18 months. At December 31, 1997 and 1996, equipment under operating leases consists of the following:

                                                               1997          1996
                                                            -----------   ----------
Equipment under operating leases..........................  $42,766,620   $3,250,000
Accumulated depreciation..................................   (2,834,232)    (586,032)
                                                            -----------   ----------
                                                            $39,932,388   $2,663,968
                                                            ===========   ==========

     At December 31, 1997, future minimum rental revenue on equipment under operating leases are as follows:

            1998..............................  $ 4,166,800
            1999..............................    2,300,000
            2000..............................    1,980,000
            2001..............................    1,980,000
            2002..............................      495,000
                                                -----------
                                                $10,921,800
                                                ===========

4. PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment at December 31, 1997 and 1996 consists of the following:

                                                                 1997         1996
                                                              ----------   ----------
Land........................................................  $2,133,642   $  422,600
Building and Improvements...................................   1,824,552    1,807,192
Machinery and Equipment.....................................   1,496,438      715,038
Furniture and Fixtures......................................     545,486      222,052
                                                              ----------   ----------
                                                               6,000,118    3,166,882
Accumulated Depreciation....................................  (1,157,450)    (223,805)
                                                              ----------   ----------
                                                               4,842,668    2,943,077
Construction in Progress....................................     184,428           --
                                                              ----------   ----------
                                                              $5,027,096   $2,943,077
                                                              ==========   ==========

5. INVESTMENT IN SECURITIES

     Upon consummation of the acquisition of the assets of KST, the Company received warrants to purchase 400,000 shares of common stock of Rada (the "Rada Warrants") at $3.00 per share, commencing on July 1, 1995 and expiring on or before July 1, 2000. The Rada Warrants were originally recorded at their fair value on the date of the acquisition. The Company classifies these warrants as "available for sale." In December 1996, the Company exercised the Rada Warrants upon payment of $1,200,000. As a result of certain antidilution provisions contained in the Rada Warrant, the Company received 464,643 shares of Rada, representing 5.6% of the outstanding shares of Rada at the time of exercise. The Company classifies the shares of Rada as "available for sale." As of December 31, 1997, the Company's ownership of Rada common stock is 309,643 shares, representing approximately 3.7% of the then current outstanding shares.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1997 and 1996, the cost, gross unrealized holding gains, gross unrealized holding losses and fair value for investment in securities available for sale are as follows:

                                                                1997
                                    -------------------------------------------------------------
                                                 GROSS UNREALIZED   GROSS UNREALIZED
                                       COST       HOLDING GAINS      HOLDING LOSSES    FAIR VALUE
                                    ----------   ----------------   ----------------   ----------
Rada common stock.................  $  932,025       $      0           $506,266       $  425,759
                                    ==========       ========           ========       ==========

                                                                1996
                                    -------------------------------------------------------------
                                                 GROSS UNREALIZED   GROSS UNREALIZED
                                       COST       HOLDING GAINS      HOLDING LOSSES    FAIR VALUE
                                    ----------   ----------------   ----------------   ----------
Rada common stock.................  $1,400,000       $429,532           $      0       $1,829,532
                                    ==========       ========           ========       ==========

     During the year ended December 31, 1997, the Company sold 155,000 shares of its investment in Rada. The Company received cash proceeds of $428,499 and recorded a realized loss of $38,051 related to these sales. Realized gains and losses on the sales of investments are determined on the specific identification method.

6. ACCRUED EXPENSES

     Accrued expenses at December 31, 1997 and 1996 consists of the following:

                                                                 1997         1996
                                                              ----------   ----------
Accrued expenses............................................  $  912,513   $  198,072
Employee bonuses............................................   1,033,580      422,000
Acquisition expenses........................................          --      122,674
Accrued interest............................................   1,359,508      111,147
Customer deposits...........................................     870,300      436,500
Deferred income.............................................     821,062           --
                                                              ----------   ----------
                                                              $4,996,963   $1,290,393
                                                              ==========   ==========

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations at December 31, 1997 and 1996 consists of the following:

                                                              1997          1996
                                                           -----------   -----------
11 3/4% Senior subordinated debt due January 15, 2004....  $11,250,000   $        --
First mortgage note bearing interest at 10.49% payable in
  monthly installments of $20,238, including interest,
  with a final payment of $20,238 due April 2005; secured
  by real property with depreciated cost of $2,107,647 in
  1997 and $2,175,265 in 1996. During January 1998,
  amount was fully repaid................................    1,079,787     1,194,277
Borrowings under revolving line of credit, interest at
  prime --  1/4% (8.25% at December 31, 1997), and at
  prime --  1/8% (8.125% at December 31, 1996) is payable
  monthly; the revolving line of credit expires in April
  1998...................................................    4,070,603     5,157,302
Notes payable bearing interest at prime rate (8.25% at
  December 31, 1997) related to Aero Support acquisition
  with final payment due January 1998. During January
  1998, amount was fully repaid..........................    2,688,410            --
Non-interest bearing note payable in semi-annual
  installments of $125,000, including interest, with
  final payment of $1,775,000 due June 1999. The note was
  discounted using an interest rate of 9%. During March
  1997, amount was fully repaid..........................           --     1,830,150
Capital lease obligations................................           --         5,866
                                                           -----------   -----------
Total long-term debt and capital lease obligations.......   19,088,800     8,187,595
Less short-term notes payable............................   (6,759,013)   (5,157,302)
Less current installments on long-term debt and capital
  lease obligations......................................   (1,079,787)     (211,068)
                                                           -----------   -----------
Long-term debt and capital lease obligations, less
  current installments...................................  $11,250,000   $ 2,819,225
                                                           ===========   ===========

     During January 1997, the Company completed the acquisition of IASI, which was primarily financed through the issuance of $15,000,000 of 11 3/4% senior subordinated debt (the "Senior Debt") maturing on January 15, 2004. Interest on the senior debt is payable semi-annually. Principal on this debt is payable in two equal annual installments beginning January 15, 2002 and a final payment in the amount of $1,250,000 payable on January 15, 2004. The Company made an advance principal payment of $3,750,000, along with a prepayment penalty of 1%, on October 10, 1997. The Company may, at its option, redeem up to an additional $750,000 (along with a prepayment penalty of 1%) of principal amount of Senior Debt concurrently or within five days after the occurrence of any public offering of the Company's Common Stock as long as the principal balance of the Senior Debt is not reduced below $10,500,000.

     Upon the consummation of the acquisition by the Company of the assets of KST, the Company assumed the mortgage note in the amount of $666,820. Subsequently, a $750,000 construction loan was added to this mortgage note in 1996. The mortgage note is secured by a first mortgage on the Company's land and building. During January 1998, the amount outstanding under this facility was fully repaid.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     As part of the purchase of the assets of KST, the Company issued an unsecured non-interest bearing note in the amount of $3,000,000. The note is payable in eight equal semi-annual payments of $125,000 with the remaining $2,000,000 to be paid on the fourth anniversary of the acquisition in cash or, under certain circumstances, in whole or in part by the issuance of additional shares of Common Stock which for such purpose shall be valued at the higher of the market price per share at such time or $5.00 per share. The note is discounted at a rate of 9%. During March 1997, the amount outstanding was fully repaid.

     On December 23, 1996, the Company entered into a Revolving Loan Agreement with a total commitment of $15,000,000 with Barnett Bank, N.A. This agreement replaced the lines of credit the Company had established with BankAtlantic. This agreement, which bore interest at 1/8% below the bank's prime rate (8.125% at December 31, 1996), was secured by substantially all the Company's assets. Interest is payable monthly. No compensatory balances were required under the agreement.

     On April 24, 1997, in order to modify and consolidate the $15,000,000 credit facility, the Company entered into a $55,000,000 revolving loan agreement with Barnett Bank, N.A. The loan bears interest at .25% below the bank's prime rate (which was 8.25% at March 24, 1998) is due on April 24, 1998. On April 28, 1997, utilizing funds from the new facility, the Company paid $13,640,774 to fully satisfy the existing credit lines outstanding with Union Bank. The new loan agreement is secured by substantially all of the Company's assets. At December 31, 1997, the Company had $27,048,311 available under the agreement. No compensatory balances are required under the modified revolving loan agreement. Effective March 11, 1998, the Company's credit facility has been expanded to a three-year $100,000,000 lending agreement. The interest rate under the new expanded credit facility is .25% below the bank's prime, or at the Company's option, LIBOR plus 175-275 basis points.

     On September 10, 1997, the Company acquired Aero Support which was financed primarily through the issuance of short-term notes payable which were due from September 1997 to January 1998. The Company also assumed Aero Support's existing debt of $3,498,537 which was immediately paid by the Company upon consummation of the acquisition. The balance of short-term notes payable outstanding at December 31, 1997 was $2,688,410. Interest on the short-term notes payable accrued at an annual rate equal to the prime rate and was fully repaid during January 1998.

     Debt maturities for each of the five years subsequent to December 31, 1997 are as follows: 1998, $7,838,800; 2002, $59,000,000; and thereafter $6,250,000.

8. CONVERTIBLE SUBORDINATED NOTES

     During October 1997, the Company completed the offering and sale in a private placement transaction of $50,000,000 of 5 3/4% Convertible Subordinated Notes (the "Notes") maturing on October 15, 2002. In November 1997, the underwriters of the Notes exercised their overallotment option for $4,000,000. The principal amount is convertible into shares of common stock at the option of the holders at a conversion price equal to $27.50, subject to adjustment in certain events. In addition, the Company may at any time on or after October 15, 2000, 2001, and 2002 redeem all or any part of the Notes at prices (expressed in percentages of the principal amount) of 102.30%, 101.15%, and 100%, respectively. Interest on the Notes is payable semi-annually.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. LEASES

     The Company has several operating leases, primarily for transportation equipment and facilities that expire over the next five years. These leases generally require the Company to pay all executory costs such as maintenance and insurance and provide for early termination at stipulated values. Future minimum lease payments under operating lease agreements having an initial or remaining non-cancelable term in excess of one year as of December 31, 1997 are as follows:

            1998....................................................  $454,760
            1999....................................................    92,461
            2000....................................................    43,733
            2001....................................................    22,292
            2002....................................................    20,435
                                                                      --------
                                                                      $633,681
                                                                      ========

     Total rent expense for all operating leases for the years ended December 31, 1997, 1996 and 1995 amounted to $346,291, $70,444, and $30,778, respectively.

10. INCOME TAXES

     Income tax expense for the years ended December 31, 1997, 1996 and 1995 is summarized as follows:

                                                    1997         1996         1995
                                                 ----------   ----------   ----------
Current:
     Federal...................................  $4,393,569   $1,299,550   $  525,766
     State and local...........................     602,959      150,412       90,145
                                                 ----------   ----------   ----------
                                                  4,996,528    1,449,962      615,911
Deferred:......................................      80,631       12,285     (358,469)
                                                 ----------   ----------   ----------
     Total.....................................  $5,077,159   $1,462,247   $  257,442
                                                 ==========   ==========   ==========

     The actual tax expense differs from the "expected" tax expense for the years ended December 31, 1997, 1996 and 1995 (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes), as follows:

                                                      1997         1996        1995
                                                   ----------   ----------   --------
Computed "expected" tax expense..................  $4,630,691   $1,396,921   $214,840
State income tax, net of federal benefit.........     573,245       98,411     24,398
Reorganization costs.............................          --           --     14,705
Foreign sales corporation benefit................    (123,771)          --         --
Other............................................      (3,006)     (33,085)     3,499
                                                   ----------   ----------   --------
Actual tax expense...............................  $5,077,159   $1,462,247   $257,442
                                                   ==========   ==========   ========

     Total income tax expense for the years ended December 31, 1997, 1996 and 1995 was allocated as follows:

                                                      1997         1996        1995
                                                   ----------   ----------   --------
Income from continuing operations................  $5,077,159   $1,462,247   $257,442
Stockholders' equity, for unrealized gain/(loss)
  on investment securities.......................    (346,817)     156,308         --
                                                   ----------   ----------   --------
                                                   $4,730,342   $1,618,555   $257,442
                                                   ==========   ==========   ========

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:

                                                                1997       1996
                                                              --------   ---------
Deferred tax assets:
  Intangible assets.........................................  $ 70,194   $ 214,174
  Accounts receivable, principally due to allowance for
     doubtful accounts......................................    70,688      54,586
  Inventories, principally due to additional costs
     inventoried for tax purposes pursuant to the Tax Reform
     Act of 1986............................................   278,403      90,491
  Unrealized losses on investment securities................   190,508          --
  Accrued liabilities, principally for financial reporting
     purposes...............................................    92,335          --
  Other.....................................................     4,181       4,004
                                                              --------   ---------
Total gross deferred tax assets.............................   706,309     363,255
Less valuation allowance....................................        --          --
                                                              --------   ---------
Deferred tax assets.........................................   706,309     363,255
Deferred tax liabilities:
  Property, plant and equipment.............................   (23,575)    (17,071)
  Equipment under operating leases..........................  (226,672)         --
  Unrealized gains on investment securities.................        --    (156,308)
                                                              --------   ---------
Deferred tax liabilities....................................  (250,247)   (173,379)
                                                              --------   ---------
Net deferred tax assets.....................................  $456,062   $ 189,876
                                                              ========   =========

     The Company's management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

11. STOCKHOLDERS' EQUITY

     The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value. The Company had 7,879,356 and 3,315,308 shares of Common Stock outstanding at December 31, 1997 and 1996, respectively.

     On January 17, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock ("Series Preferred Stock") at an exercise price of $80.

     The Rights are not exercisable, or transferable apart from the Common Stock, until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Common Stock of the Company or (ii) ten business days (or such later date, as defined) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 19% or more of the outstanding Common Stock of the Company. Furthermore, if the Company enters into a consolidation, merger, or other business combination, as defined, each Right would entitle the holder upon exercise to receive, in lieu of shares of Series A Preferred Stock, that number of shares of common stock of the acquiring company having a value of two times the exercise price of the

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Right, as defined. The Rights contain antidilutive provisions, are redeemable at the Company's option, subject to certain defined restrictions, for $.01 per Right, and expire on January 14, 2007.

     As a result of the Rights dividend, the Board designated 200,000 shares of preferred stock as Series A Preferred Stock. Series A Preferred Stockholders will be entitled to a preferential cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on the Company's Common Stock. The Series A Preferred Stock has a liquidation preference, as defined. In addition, each share will have 100 votes and will vote together with the shares of Common Stock.

     On February 25, 1997, the Board of Directors of the Company approved loans in the aggregate amount of $530,000 to certain officers and directors of the Company for the purposes of purchasing shares of common stock. The loans will be unsecured and payable over four years for employees or five years for directors at an interest rate based on the applicable federal rate, as defined by the agreement, at the time of the loan. The interest rate at February 25, 1997 was 6.1% per annum. Interest will be paid annually by officers and will accrue and be paid at maturity by directors. As of December 31, 1997, the outstanding balance on the loans receivable was $362,415.

     Upon consummation of the acquisition of the assets of IASI and Aero Support, the Company issued warrants to purchase an additional 750,000 shares of the Company's Common Stock at stated prices of $9.25-$22.00, expiring two to five years from the dates of issuance. The amounts recorded by the Company as a result of the issuance of the shares and warrants was determined based on the fair value of the shares and warrants on the closing date of the acquisition.

     On February 4, 1997 the Company called its publicly traded warrants (the "Public Warrants") pursuant to their terms. There were 4,166,510 Public Warrants outstanding at December 31, 1996. The Company received proceeds of $22,961,950 from the exercise of Public Warrants during the period from October 1, 1996 to March 21, 1997.

     The Company had 1,593,155 and 4,576,510 warrants outstanding at December 31, 1997 and 1996, respectively. Each warrant entitles the holder to the purchase of one share of the Company's Common Stock at an average stated price of $10.14 and $5.08 respectively. These warrants are exercisable at various times principally commencing on June 22, 1995 and expiring on or before April 11, 2001. The Company has reserved 5,000,000 common shares for the exercise of these warrants.

     The Company had no unit purchase options outstanding at December 31, 1997 and 200,000 unit purchase options outstanding at December 31, 1996. Each unit purchase option entitled the holder to the purchase of one unit for $7.62 per unit. Each unit consisted of one share of the Company's Common Stock and two redeemable common stock purchase warrants. These unit purchase options were exercisable commencing on April 11, 1995 and expiring on April 11, 1999. As of December 31, 1997, all of the issued unit purchase options had been exercised.

12. EMPLOYEE STOCK OPTION PLANS

     The 1995 Stock Option Plan provides for the granting of stock options to purchase up to 250,000 shares of Common Stock to key employees, with no individual granted options to purchase more than 100,000 shares of Common Stock during the ten-year period commencing on June 22, 1995, at a price which will not be less than the fair market value of Common Stock on the date of grant. These options will be exercisable at such times, in such amounts and during such intervals as determined on the date of grant. However, no option will be exercisable during the first six months after the date of grant or more than 10 years after the date of grant. In 1995 the Company granted

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

235,000 stock options at an exercise price of $5.00; all of which provide that such options fully vest over a period of three years from the date of grant.

     The 1996 Stock Option Plan provides for the granting of incentive stock options to purchase shares of Common Stock at not less than the fair market value on the date of the option grant or the granting of nonqualified options and stock appreciation rights ("SARs") with any exercise price. SARs granted in tandem with an option have the same exercise price as the related option. The total number of shares with respect to which options and SARs may be granted under the Plan is currently 1,100,000. No option or SAR may be granted under the Plan after July 9, 2006, and no option or SAR may be outstanding for more than ten years after its grant.

     The 1997 Stock Option Plan provides for the granting of incentive stock options to purchase shares of Common Stock at not less than the fair market value on the date of the option grant and the granting of nonqualified options. The total number of shares with respect to which options may be granted under the Plan is currently 600,000. No option may be granted under the Plan after October 27, 2007, and no option may be outstanding for more than ten years after its grant.

     The following table summarizes the status of the Company's stock option plans:

                                                                          WEIGHTED
                                                                       AVERAGE OPTION
                                                            SHARES     EXERCISE PRICE
                                                          ----------   --------------
Outstanding at January 1, 1996..........................     235,000       $ 5.00
Granted.................................................     373,000         7.63
Exercised...............................................          --           --
Expired or canceled.....................................          --           --
                                                          ----------       ------
Outstanding at December 31, 1996........................     608,000         6.61
Granted.................................................   1,542,000        12.66
Exercised...............................................       5,499         5.00
Expired or canceled.....................................      81,000         6.94
                                                          ----------       ------
Outstanding at December 31, 1997........................   2,063,501       $11.12
                                                          ==========       ======
At December 31, 1997:
Exercisable options.....................................     285,333       $ 6.09
Shares Available for Future Grant.......................          --           --

     The following table summarizes the status of stock options outstanding and exercisable as of December 31, 1997, by range of exercise price:

                                              WEIGHTED                 WEIGHTED
                                 REMAINING    AVERAGE                  AVERAGE
   RANGE OF         NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES   OUTSTANDING      TERM        PRICE     EXERCISABLE    PRICE
---------------   -----------   -----------   --------   -----------   --------
$ 5.00-$ 7.50        195,501       7 Years    $  5.00      166,667      $ 5.00
$ 7.51-$11.25      1,196,000       8 Years    $  8.13      118,666      $ 7.63
$11.26-$16.88         60,000       9 Years    $ 13.84           --          --
$16.88-$22.00        612,000      10 Years    $ 18.67           --          --
                   ---------                              --------
                   2,063,501                               285,333
                   =========                              ========

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted average per share fair values of options granted under the Company's stock option plans during 1997, 1996 and 1995 were $12.66, $4.02 and $2.48, respectively. Had the fair value of the grants under these plans been recognized as compensation expense over the vesting period of the awards, the Company's net earnings and earnings per share would have reflected the pro forma amounts shown below:

                                                      1997         1996        1995
                                                   ----------   ----------   --------
Net earnings (as reported).......................  $8,542,519   $2,646,343   $374,439
     -- pro forma................................   7,193,698    2,260,098    284,456
Earnings per share -- basic (as reported)........        1.18         0.90       0.14
     -- pro forma................................        0.99         0.77       0.10
Earnings per share -- diluted (as reported)......        0.95         0.56       0.10
     -- pro forma................................        0.77         0.47       0.08

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1997, 1996 and 1995: dividend yield of 0%; expected volatility of 20%; a risk-free interest rate of 6.59%; and an expected holding period of 5 years. Increased pro forma compensation expense in 1997 is the result of the additional options granted and further vesting of 1995 and 1996 grants during 1997. Pro forma expense for 1998 is expected to increase over 1997 for the same reasons.

13. EARNINGS PER SHARE

     Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." As such, prior years' earnings per share have been restated. Basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995 were calculated based on the following:

                                                    1997         1996         1995
                                                 ----------   ----------   ----------
Basic earnings per common share:
Net income.....................................  $8,542,519   $2,646,343   $  374,439
                                                 ==========   ==========   ==========
Weighted average shares outstanding............   7,266,534    2,943,902    2,745,265
                                                 ==========   ==========   ==========
Basic earnings per common share................  $     1.18   $     0.90   $     0.14
                                                 ==========   ==========   ==========
Diluted earnings per common share:
Net income.....................................  $8,542,519   $2,646,343   $  374,439
  Income adjustment relating to reduction of
     debt based on the if converted method.....     405,921           --           --
                                                 ----------   ----------   ----------
Net income available to common and common
  equivalent shares............................  $8,948,440   $2,646,343   $  374,439
                                                 ==========   ==========   ==========
Weighted average shares outstanding............   7,266,534    2,943,902    2,745,265
  Net effect of dilutive stock options and
     warrants based on the treasury stock
     method....................................   1,712,196    1,815,988      864,691
  Net effect of dilutive convertible
     subordinated notes based on the if
     converted method..........................     415,709           --           --
                                                 ----------   ----------   ----------
Weighted average shares
  outstanding -- diluted.......................   9,394,439    4,759,890    3,609,956
                                                 ==========   ==========   ==========
Fully diluted earnings per common share........  $     0.95   $     0.56   $     0.10
                                                 ==========   ==========   ==========

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. BUSINESS AND CREDIT CONCENTRATIONS

     The Company's business is impacted by the general economic conditions of the commercial aviation industry. Airlines and other operators recognize the need to cut costs, shift inventory requirements, and conserve capital to sustain profitability. The Company's industry is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations. Accordingly economic and regulatory changes in the marketplace may significantly affect management's estimates and future performance.

     Total revenues derived from sales to domestic and international customers collectively accounted for 79% and 21%, respectively, for the year ended December 31, 1997, 77% and 23%, respectively, for the year ended December 31, 1996 and 95% and 5%, respectively, for the year ended December 31, 1995. For the years ended December 31, 1997, 1996 and 1995, the five largest customers collectively accounted for approximately 38%, 55% and 96%, respectively, of the Company's consolidated revenues.

     The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently an adverse change in those factors could affect the Company's estimate of its bad debts.

15. OTHER MATTERS

     At December 31, 1997 there were no material legal proceedings pending against the Company or any of its property. However, the Company may become party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of any matter that may arise will not have a material impact on the financial condition, results of operations or cash flows of the Company.

     The Company has certain employment agreements with officers with terms of five to seven years. The employment agreement provides that such officers may earn bonuses, based on the Company achieving certain target net income levels. Further, each of the employment agreements provide that in the event of termination without cause, the employment agreement shall be terminable by the mutual agreement between the Company and the officers, or by either party upon sixty days notice and provides for certain levels of severance compensation.

16. RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1996, the Company paid Yoav Stern and Joram D. Rosenfeld, and in each case entities controlled by them, an aggregate of $90,000, each for services rendered by Yoav Stern and Joram D. Rosenfeld as Co-Chairmen of the Company's Board of Directors. These payments were terminated for Yoav Stern in December 1996 and for Joram D. Rosenfeld in March 1997. Payments to Joram D. Rosenfeld during 1997 amounted to $16,200.

     On March 28, 1997, the Company engaged Helix Management Company II, LLC and Helix Capital Services, LLC (collectively "Helix"), in which Yoav Stern, Chairman, and Zivi Nedivi, President and Chief Executive Officer, own a majority interest, to act as the Company's exclusive financial advisor with respect to merger and acquisition transactions and as principal financial advisor with respect to other transactions for an initial term of eighteen months beginning January 1, 1997. Under the terms of the agreement, Helix will receive a monthly retainer of $25,000. The agreement entered into between the Company and Helix on December 24, 1996 was terminated.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition, under the terms of the agreement, a success fee is to be determined by the Company on a per transaction basis, not to fall below 2% of the aggregate consideration in connection with the applicable transaction. During the year ended December 31, 1997, the Company paid $519,000 and issued warrants for the purchase of an aggregate 7,500 shares of the Company's Common Stock at an exercise price of $19.00 and $22.00 per share, expiring in three to five years, to Helix relating to such agreement.

17. SUBSEQUENT EVENTS

     On February 1, 1998, the Company sponsored a 401(k) savings plan covering most employees. Contributions made by the Company to the 401(k) savings plan are based on a specified percentage of employee contributions.

     On February 27, 1998, the Company signed a definitive agreement to acquire privately held Integrated Technology Corporation ("ITC") for approximately $20,225,000 in cash plus an earn-out payable over a three-year period based on certain specified criteria. In addition, the Company received a three-year option to purchase a 49% interest in an FAA-approved overhaul facility.

18. SUPPLEMENTAL FINANCIAL DATA

(A) QUARTERLY DATA -- UNAUDITED

                                            FIRST        SECOND         THIRD        FOURTH
                                         -----------   -----------   -----------   -----------
Total revenues:
  1997.................................  $16,466,073   $17,949,910   $20,352,441   $24,670,725
  1996.................................    5,270,995     5,917,832     6,462,088     7,270,672
Earnings from continuing operations:
  1997.................................  $ 1,659,368   $ 1,941,214   $ 2,326,652   $ 2,615,285
  1996.................................      516,707       828,409       662,133       639,094
Net earnings:
  1997.................................  $ 1,659,368   $ 1,941,214   $ 2,326,652   $ 2,615,285
  1996.................................      516,707       828,409       662,133       639,094
Earnings per common share for
  continuing operations -- diluted:
  1997.................................  $      0.21   $      0.22   $      0.25   $      0.27
  1996.................................         0.13          0.17          0.14          0.12
Net earnings per common share --
  diluted:
  1997.................................  $      0.21   $      0.22   $      0.25   $      0.27
  1996.................................         0.13          0.17          0.14          0.12

(B) PRO FORMA CONSOLIDATED COMBINED STATEMENTS OF OPERATIONS -- UNAUDITED

     The Company acquired substantially all of the assets and operations of IASI on January 15, 1997 (see Note 2). Accordingly, the Company's Consolidated Statement of Earnings for the year ended December 31, 1996 reflects the operations of Kellstrom. The operations of IASI for the period January 1, 1997 to January 14, 1997 were immaterial and are included in the Pro Forma Consolidated Statements of Earnings under the caption of Kellstrom. In addition, the Company acquired substantially all of the assets and operations of Aero Support on September 10, 1997 (see Note 2). Accordingly, the Company's Consolidated Statements of Earnings for the year ended December 31, 1997 reflect the operations of Aero Support from September 10, 1997 through December 31, 1997.

                           KELLSTROM INDUSTRIES, INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma Consolidated Statements of Earnings have been provided herein to report the results of operations for the years ended December 31, 1997 and 1996 as though the companies had combined at the beginning of the periods being reported. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

                           KELLSTROM INDUSTRIES, INC.

             PRO FORMA CONSOLIDATED COMBINED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------   ------------
                                                               PRO FORMA      PRO FORMA
                                                                COMBINED       COMBINED
                                                              ------------   ------------
Sales of aircraft and engine parts, net.....................  $ 84,758,251   $ 61,805,644
Rental revenues.............................................     7,904,610      2,783,274
                                                              ------------   ------------
Total revenues..............................................    92,662,861     64,588,918
Cost of goods sold..........................................   (55,801,704)   (40,939,792)
Depreciation of equipment under operating leases............    (4,594,399)    (1,809,128)
Selling, general and administrative expenses................   (11,712,409)    (8,243,017)
Depreciation and amortization...............................    (2,108,837)    (2,989,380)
                                                              ------------   ------------
Total operating expenses....................................   (74,217,349)   (53,981,317)
  Operating income..........................................    18,445,512     10,607,601
Interest expense, net of interest income....................    (5,061,649)    (4,543,090)
                                                              ------------   ------------
  Income before income taxes................................    13,383,863      6,064,511
Income taxes................................................    (4,989,397)    (2,158,359)
                                                              ------------   ------------
  Net income................................................  $  8,394,466   $  3,906,152
                                                              ============   ============
Earnings per common share -- basic..........................  $       1.16   $       1.33
                                                              ============   ============
Earnings per common share -- diluted........................  $       0.88   $       0.66
                                                              ============   ============
Weighted average number of shares outstanding -- Basic......     7,266,534      2,943,902
                                                              ============   ============
Weighted average number of shares outstanding -- Diluted....     9,587,564      5,908,675
                                                              ============   ============

     Unaudited -- See accompanying notes to pro forma consolidated combined statements of earnings

                           KELLSTROM INDUSTRIES, INC.

             PRO FORMA CONSOLIDATED COMBINED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                 YEAR ENDED DECEMBER 31, 1997
                                  ----------------------------------------------------------
                                          HISTORICAL              PRO FORMA       PRO FORMA
                                   KELLSTROM     AERO SUPPORT   ADJUSTMENTS(A)    COMBINED
                                  ------------   ------------   --------------   -----------
Sales of aircraft and engine
  parts, net....................  $ 71,534,539   $20,041,644     $(6,817,932)    $84,758,251
Rental revenues.................     7,904,610            --              --       7,904,610
                                  ------------   -----------     -----------     -----------
Total revenues..................    79,439,149    20,041,644      (6,817,932)     92,662,861
Cost of goods sold..............   (46,800,589)  (13,162,382)      4,161,267     (55,801,704)
Depreciation of equipment under
  operating leases..............    (4,594,399)           --              --      (4,594,399)
Selling, general and
  administrative expenses.......    (8,877,598)   (3,690,856)        856,045     (11,712,409)
Depreciation and amortization...    (1,555,673)      (68,583)         16,500      (2,108,837)
                                                                    (659,517)
                                                                     158,436
                                  ------------   -----------     -----------     -----------
Total operating expenses........   (61,828,259)  (16,921,821)      4,532,731     (74,217,349)
  Operating income..............    17,610,890     3,119,823      (2,285,201)     18,445,512
Interest expense, net of
  interest income...............    (3,991,212)     (197,011)        197,011      (5,061,649)
                                                                  (1,070,437)
                                  ------------   -----------     -----------     -----------
  Income before income taxes....    13,619,678     2,922,812      (3,158,627)     13,383,863
Income taxes....................    (5,077,159)     (196,401)        284,163      (4,989,397)
                                  ------------   -----------     -----------     -----------
  Net income....................  $  8,542,519   $ 2,726,411     $(2,874,464)    $ 8,394,466
                                  ============   ===========     ===========     ===========
Earnings per common share --
  basic.........................  $       1.18                                   $      1.16
                                  ============                                   ===========
Earnings per common share --
  diluted.......................  $       0.95                                   $      0.88
                                  ============                                   ===========
Weighted average number of
  common shares outstanding --
     basic......................     7,266,534                                     7,266,534
                                  ============                                   ===========
Weighted average number of
  common shares outstanding --
     diluted....................     9,394,439                                     9,587,564
                                  ============                                   ===========

     Unaudited -- See accompanying notes to pro forma consolidated combined statements of earnings

                           KELLSTROM INDUSTRIES, INC.

             NOTES TO PRO FORMA CONSOLIDATED COMBINED STATEMENT OF
                             EARNINGS -- UNAUDITED

     (A) For purposes of presenting the pro forma consolidated combined statement of earnings, the following adjustments have been made:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
Increase (decrease) in income:
Reversal of Aero Support revenues for the period September
  10, 1997 to December 31, 1997.............................     $(6,817,932)
Reversal of Aero Support cost of goods sold for the period
  September 10, 1997 to December 31, 1997...................       4,161,267
Reversal of Aero Support selling, general and administrative expenses
  for the period September 10, 1997 to December 31, 1997....         856,045
Reversal of Aero Support depreciation and amortization for
  the period
  September 10, 1997 to December 31, 1997...................          16,500
  Amortization of goodwill and non-compete agreement related
     to Aero Support Acquisition............................        (659,517)
Elimination of leasehold amortization expense for assets not
  acquired..................................................         158,436
Reduction in interest expense due to pay-off of debt on Aero
  Support line of credit....................................         197,011
Interest expense on acquisition debt and debt incurred to
  repay existing Aero Support line of credit................      (1,070,437)
                                                                 -----------
                                                                  (3,158,627)
Tax effect of pro forma adjustments.........................         284,163
                                                                 -----------
Net adjustment..............................................     $(2,874,464)
                                                                 ===========

                           KELLSTROM INDUSTRIES, INC.

             PRO FORMA CONSOLIDATED COMBINED STATEMENT OF EARNINGS
                                  (UNAUDITED)

                                                                     YEAR ENDED DECEMBER 31, 1996
                                      -------------------------------------------------------------------------------------------
                                                      HISTORICAL                     PRO FORMA        PRO FORMA
                                       KELLSTROM         IASI       AERO SUPPORT   ADJUSTMENTS(A)   ADJUSTMENTS(B)     COMBINED
                                      ------------   ------------   ------------   --------------   --------------   ------------
Sales of aircraft and engine parts,
  net...............................  $ 24,019,999     20,982,061   $ 17,297,718    $   (494,134)    $         --    $ 61,805,644
Rental revenues.....................       901,588      1,881,686             --              --               --       2,783,274
                                      ------------   ------------   ------------    ------------     ------------    ------------
Total revenues......................    24,921,587     22,863,747     17,297,718        (494,134)              --      64,588,918
Cost of goods sold..................   (15,649,127)   (13,860,420)   (11,797,863)        367,618               --     (40,939,792)
Depreciation of equipment under
  operating leases..................      (586,032)    (1,223,096)            --              --               --      (1,809,128)
Selling, general and administrative
  expenses..........................    (3,491,457)    (1,744,434)    (3,700,602)        693,476               --      (8,243,017)
Depreciation and amortization.......      (441,854)      (937,716)      (139,193)         23,952         (875,928)     (2,989,380)
                                                                                        (690,068)          71,427
                                      ------------   ------------   ------------    ------------     ------------    ------------
Total operating expenses............   (20,168,470)   (17,765,666)   (15,637,658)        394,978         (804,501)    (53,981,317)
Operating income....................     4,753,117      5,098,081      1,660,060         (99,156)        (804,501)     10,607,601
Interest expense, net of interest
  income............................      (644,527)    (1,023,141)      (181,962)         942,515          182,918      (4,543,090)
                                                                                      (2,521,555)      (1,297,338)
Expenses related to sale of
  business..........................            --       (234,866)            --         234,866               --              --
                                      ------------   ------------   ------------    ------------     ------------    ------------
  Income before income taxes........     4,108,590      3,840,074      1,478,098      (1,443,330)      (1,918,921)      6,064,511
Income taxes........................    (1,462,247)        (3,075)            --        (849,926)         156,889      (2,158,359)
                                      ------------   ------------   ------------    ------------     ------------    ------------
  Net income........................  $  2,646,343   $  3,836,999   $  1,478,098     $(2,293,256)    $ (1,762,032)   $  3,906,152
                                      ============   ============   ============    ============     ============    ============
Earnings per common share --basic...  $       0.90                                                                   $       1.33
                                      ============                                                                   ============
Earnings per common
  share -- diluted..................  $       0.56                                                                   $       0.66
                                      ============                                                                   ============
Weighted average number of common
  shares outstanding -- basic.......     2,943,902                                                                      2,943,902
                                      ============                                                                   ============
Weighted average number of common
  shares outstanding -- diluted.....     4,759,890                                                                      5,908,675
                                      ============                                                                   ============

Unaudited -- See accompanying notes to pro forma consolidated combined statement of earnings

                           KELLSTROM INDUSTRIES, INC.

             NOTES TO PRO FORMA CONSOLIDATED COMBINED STATEMENT OF
                             EARNINGS -- UNAUDITED

     (A) For purposes of presenting the pro forma consolidated combined statement of operations, the following adjustments have been made for the IASI acquisition:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
Increase (decrease) in income:
Decrease in net revenues from inter-company sales...........     $  (494,134)
Decrease in cost of goods sold from inter-company sales.....         367,618
Decrease in IASI selling, general and administrative
  expenses due to elimination of pension plan and bonus
  program and consolidation of insurance policies...........         693,476
Elimination of IASI goodwill amortization expense...........          23,952
Amortization of goodwill related to acquisition.............        (690,068)
Reduction of bank interest expense -- exercise of
  warrants..................................................         942,515
Interest expense on acquisition debt........................      (2,521,555)
Elimination of expenses related to the sale of IASI.........         234,866
                                                                 -----------
                                                                  (1,443,330)
Tax effect of pro forma adjustments.........................        (849,926)
                                                                 -----------
  Net adjustment............................................     $(2,293,256)
                                                                 ===========

     (B) For purposes of presenting the pro forma consolidated combined statement of operations, the following adjustments have been made for the Aero Support acquisition:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
Increase (decrease) in income:
Amortization of goodwill and non-compete agreement related
  to Aero Support acquisition...............................     $  (875,928)
Elimination of leasehold amortization expense on assets not
  acquired .................................................          71,427
Reduction of interest expense due to pay-off of debt on Aero
  Support line of credit....................................         182,918
Interest expense on Aero Support acquisition debt and debt
  incurred to repay existing Aero Support line of credit....      (1,297,338)
                                                                 -----------
                                                                  (1,918,921)
Tax effect of pro forma adjustments.........................         156,889
                                                                 -----------
  Net adjustment............................................     $(1,762,032)
                                                                 ===========

                           KELLSTROM INDUSTRIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         (UNAUDITED)
                                                        MARCH 31, 1998   DECEMBER 31, 1997
                                                        --------------   -----------------
ASSETS
Current Assets:
  Cash and cash equivalents...........................   $    700,548      $    462,676
  Trade receivables, net of allowances for returns and
     doubtful accounts of $350,796 and $335,786 in
     1998 and 1997, respectively......................     14,808,120        10,189,082
  Notes receivable....................................             --         2,475,856
  Inventories.........................................     48,530,789        35,965,376
  Prepaid expenses and other current assets...........      1,246,379         2,646,629
  Income tax receivable...............................             --           531,762
  Deferred tax assets.................................        693,824           636,115
  Investment in securities............................        162,740           425,759
                                                         ------------      ------------
          Total current assets........................     66,142,400        53,333,255
Equipment under operating leases, net.................     72,173,042        39,932,388
Property, plant and equipment, net....................      6,132,273         5,027,096
Goodwill, net.........................................     29,413,528        29,775,709
Other assets..........................................      6,350,586         6,293,050
                                                         ------------      ------------
          Total Assets................................   $180,211,829      $134,361,498
                                                         ============      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Short-term notes payable............................   $         --      $  6,759,013
  Current maturities of long-term debt................             --         1,079,787
  Accounts payable....................................      9,927,653         6,183,762
  Accrued expenses....................................      3,103,762         4,996,963
  Income taxes payable................................      1,368,815                --
                                                         ------------      ------------
          Total current liabilities...................     14,400,230        19,019,525
Long-term debt, less current maturities...............     57,960,732        11,250,000
Convertible subordinated notes........................     54,000,000        54,000,000
Deferred tax liabilities..............................        321,064           180,053
                                                         ------------      ------------
          Total Liabilities...........................    126,682,026        84,449,578
Stockholders' Equity:
  Preferred stock, $.001 par value; 1,000,000 shares
     authorized; none issued..........................             --                --
  Common stock, $.001 par value; 20,000,000 shares
     authorized; 8,185,255 and 7,879,356 shares issued
     and outstanding in 1998 and 1997, respectively...          8,185             7,879
  Additional paid-in capital..........................     39,376,323        39,027,053
  Retained earnings...................................     14,496,771        11,555,161
  Loans receivable from directors and officers........       (339,311)         (362,415)
  Unrealized loss on investment securities, net.......        (12,165)         (315,758)
                                                         ------------      ------------
          Total Stockholders' Equity..................     53,529,803        49,911,920
                                                         ------------      ------------
          Total Liabilities and Stockholders'
            Equity....................................   $180,211,829      $134,361,498
                                                         ============      ============

     See accompanying notes to condensed consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ----------------------------
                                                                  1998            1997
                                                              ------------    ------------
Sales of aircraft and engine parts, net.....................  $ 25,335,696    $ 15,458,916
Rental revenues.............................................     3,754,875       1,007,157
                                                              ------------    ------------
          Total revenues....................................    29,090,571      16,466,073
Cost of goods sold..........................................   (16,668,164)    (10,072,332)
Depreciation of equipment under operating leases............    (2,043,156)       (654,653)
Selling, general and administrative expenses................    (3,433,955)     (1,770,329)
Depreciation and amortization...............................      (593,223)       (288,879)
                                                              ------------    ------------
          Total operating expenses..........................   (22,738,498)    (12,786,193)
          Operating income..................................     6,352,073       3,679,880
Interest expense............................................    (1,714,723)     (1,102,742)
Interest income.............................................        76,769          66,884
                                                              ------------    ------------
          Income before income taxes........................     4,714,119       2,644,022
Income taxes................................................    (1,772,509)       (984,654)
                                                              ------------    ------------
          Net income........................................  $  2,941,610    $  1,659,368
                                                              ============    ============
Earnings per common share -- basic..........................  $       0.36    $       0.29
                                                              ============    ============
Earnings per common share -- diluted........................  $       0.29    $       0.21
                                                              ============    ============
Weighted average number of common shares outstanding --
  basic.....................................................     8,118,711       5,725,255
                                                              ============    ============
Weighted average number of common shares outstanding --
  diluted...................................................    11,739,791       7,922,924
                                                              ============    ============

     See accompanying notes to condensed consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                  1998            1997
                                                              ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  2,941,610    $  1,659,368
Adjustments to reconcile net income to net cash used in
  operating activities:
     Depreciation and amortization..........................       593,223         288,879
     Depreciation of equipment under operating leases.......     2,043,156         654,653
     Amortization of deferred financing costs...............       284,700         246,838
     Purchase of equipment under operating leases...........   (39,635,531)             --
     Deferred income taxes..................................      (131,712)           (752)
     Loss on sales of investment securities.................        56,934              --
Changes in operating assets and liabilities:
     Increase in trade receivables, net.....................    (4,619,038)     (2,652,130)
     Increase in inventory..................................    (7,213,692)       (192,727)
     Decrease in prepaid expenses and other current
       assets...............................................     3,876,106         303,743
     Decrease in income tax receivable......................       531,762              --
     Decrease in other assets...............................        53,246         130,540
     (Decrease) increase in accounts payable................     3,735,854      (1,550,116)
     Decrease in accrued expenses...........................    (1,893,201)       (633,104)
     Increase in income taxes payable.......................     1,367,922         840,406
                                                              ------------    ------------
          Net cash used in operating activities.............   (38,008,661)       (904,402)
                                                              ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of IASI assets, net of cash acquired...............            --     (25,053,141)
Proceeds from the sale of investment securities.............       692,856              --
Purchases of property, plant and equipment..................    (1,234,519)       (111,269)
Other.......................................................       (47,700)             --
                                                              ------------    ------------
          Net cash used in investing activities.............      (589,363)    (25,164,410)
                                                              ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings under line of credit agreements..............    41,560,342              --
Proceeds from the issuance of debt..........................            --      32,618,696
Debt repayment, including capital lease obligations.........    (2,688,410)    (18,412,235)
Proceeds from the issuance of common stock..................       357,613      20,647,414
Net repayments for corporate loans..........................        23,104              --
Payment of deferred financing costs.........................      (416,753)     (1,299,784)
                                                              ------------    ------------
          Net cash provided by financing activities.........    38,835,896      33,554,091
                                                              ------------    ------------
NET INCREASE IN CASH & CASH EQUIVALENTS.....................       237,872       7,485,279
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD................       462,676         154,254
                                                              ------------    ------------
CASH & CASH EQUIVALENTS, END OF PERIOD......................  $    700,548    $  7,639,533
                                                              ============    ============

                                  (continued)
     See accompanying notes to condensed consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                  (CONTINUED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
Supplemental disclosures of non-cash investing and financing activities:
  IASI assets acquired for warrants.........................  $        --   $ 1,173,134
                                                              ===========   ===========
  Deferred financing costs paid through the issuance of
     warrants...............................................  $        --   $ 1,530,446
                                                              ===========   ===========
  Net transfer of equipment under operating leases to
     inventories............................................  $ 5,351,721   $        --
                                                              ===========   ===========
  Unrealized gain/(loss) on investment securities, net......  $   303,593   $   (58,148)
                                                              ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
  Interest..................................................  $ 1,072,093   $   448,745
                                                              ===========   ===========
  Income taxes..............................................  $   200,750   $   177,596
                                                              ===========   ===========
Supplemental disclosures of purchase of IASI assets, net of
  liabilities:
  Cash......................................................                $    36,709
  Receivables...............................................                  1,621,664
  Inventory.................................................                 27,275,861
  Prepaid expenses and other current assets.................                  1,132,400
  Property, plant and equipment.............................                     74,865
  Goodwill..................................................                 14,055,172
  Other assets..............................................                     26,177
                                                                            -----------
          Total assets......................................                $44,222,848
                                                                            ===========
  Accrued expenses..........................................                $ 2,350,280
  Accounts payable..........................................                  1,530,786
  Notes payable.............................................                 14,078,798
                                                                            -----------
          Total liabilities.................................                $17,959,864
                                                                            ===========
          Net acquisition cost..............................                 26,262,984
  Less warrants issued to seller............................                  1,173,134
                                                                            -----------
  Cash paid to seller at closing............................                 25,089,850
  Less cash acquired........................................                     36,709
                                                                            ===========
          Net cash used in acquisition......................                $25,053,141
                                                                            ===========

     See accompanying notes to condensed consolidated financial statements

                           KELLSTROM INDUSTRIES, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements include the accounts of Kellstrom Industries, Inc. and its subsidiaries (the "Company") after elimination of intercompany accounts and transactions. These statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 1997 has been derived from audited financial statements. In order to prepare the financial statements in conformity with generally accepted accounting principles, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations of the SEC. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's latest annual report on Form 10-K.

     In the opinion of management of the Company, the condensed consolidated financial statements reflect all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the condensed consolidated financial position of Kellstrom Industries, Inc. and its subsidiaries as of March 31, 1998, and the condensed consolidated results of earnings for the three month periods ended March 31, 1998 and 1997 and the condensed consolidated statements of cash flows for the three month periods ended March 31, 1998 and 1997. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

NOTE 2 -- ACQUISITIONS

     On April 1, 1998, the Company through a wholly-owned subsidiary, Integrated Technology Holdings Corp. Inc., completed the acquisition of substantially all of the assets and assumed certain liabilities of privately held Integrated Technology Corp. ("ITC") for approximately $20.2 million in cash plus an earn-out payable over a three-year period based on certain specified criteria. In addition, the Company received a three-year option to purchase a 49% interest in a related FAA-approved overhaul facility. The Company funded the purchase from its current banking facility.

NOTE 3 -- EARNINGS PER SHARE

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share." All prior period earnings per share data presented were restated to conform with the provisions of SFAS No. 128. Basic and diluted earnings per share for the three months ended March 31, 1998 and 1997 were calculated based on the following:

                                                            1998           1997
                                                         -----------    -----------
BASIC EARNINGS PER COMMON SHARE:
Net income.............................................  $ 2,941,610    $ 1,659,368
                                                         ===========    ===========
Weighted average common shares outstanding.............    8,118,711      5,725,255
                                                         ===========    ===========
Basic earnings per common share........................  $      0.36    $      0.29
                                                         ===========    ===========
DILUTED EARNINGS PER COMMON SHARE:
Net income.............................................  $ 2,941,610    $ 1,659,368
Income adjustment relating to reduction of debt based
  on the if converted method...........................      484,380             --
                                                         -----------    -----------
Net income available to common and common equivalent
  shares...............................................  $ 3,425,990    $ 1,659,368
                                                         ===========    ===========
Weighted average common shares outstanding.............    8,118,711      5,725,255
Net effect of dilutive stock options and warrant based
  on the treasury stock method.........................    1,657,444      2,197,669
Net effect of dilutive convertible subordinated notes
  based on the if converted method.....................    1,963,636             --
                                                         -----------    -----------
Weighted average common shares outstanding -- diluted..   11,739,791      7,922,924
                                                         ===========    ===========
Diluted earnings per common share......................  $      0.29    $      0.21
                                                         ===========    ===========

NOTE 4 -- COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. The Company's total comprehensive income, comprised of unrealized gain/(loss) on investment securities, for the three months ended March 31, 1998 and 1997 was as follows:

                                                               1998          1997
                                                            ----------    ----------
Net income................................................  $2,941,610    $1,659,368
Other comprehensive income, net of taxes..................     360,527       (58,148)
                                                            ----------    ----------
  Total comprehensive income..............................  $3,302,137    $1,601,220
                                                            ==========    ==========

                          INTEGRATED TECHNOLOGY CORP.

                              FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

     The following should be read in conjunction with the Company's financial statements and pro forma financial information included in the Company's Form 8-K/A filed on May 18, 1998.

                          INDEPENDENT AUDITORS' REPORT

The Stockholder
Integrated Technology Corp.:

     We have audited the accompanying balance sheet of Integrated Technology Corp. as of December 31, 1997, and the related statements of earnings, stockholder's equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Technology Corp. as of December 31, 1997 and the results of its operations and its cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Ft. Lauderdale, Florida
May 12, 1998

                          INTEGRATED TECHNOLOGY CORP.

                                 BALANCE SHEET

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
                                  ASSETS
Current assets:
  Cash......................................................  $   426,457
  Trade receivables, net of allowances for returns and
     doubtful accounts of $2,555,451........................      851,516
  Inventories...............................................   18,972,857
  Prepaid expenses..........................................    1,699,491
                                                              -----------
     Total current assets...................................   21,950,321
                                                              -----------
Equipment under operating leases, net.......................    3,592,773
Equipment, net..............................................       35,384
Other assets................................................       19,171
                                                              -----------
     Total assets...........................................  $25,597,649
                                                              ===========
                   LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Notes payable to bank.....................................  $ 5,585,000
  Accounts payable..........................................    6,279,775
  Accrued expenses..........................................    1,246,932
  Due to stockholder........................................      467,902
                                                              -----------
     Total liabilities......................................   13,579,609
                                                              -----------
Stockholder's equity:
  Common stock, no par value; 1,500 shares authorized; 100
     shares issued and outstanding..........................      100,000
  Retained earnings.........................................   11,918,040
                                                              -----------
     Total stockholder's equity.............................   12,018,040
Commitments and contingencies...............................
     Total liabilities and stockholder's equity.............  $25,597,649
                                                              ===========

                 See accompanying notes to financial statements

                          INTEGRATED TECHNOLOGY CORP.

                             STATEMENT OF EARNINGS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Sales of engines and engine parts, net......................  $28,214,141
Rental revenues.............................................      738,636
                                                              -----------
Total revenues..............................................   28,952,777
                                                              -----------
Cost of goods sold..........................................   17,034,996
Depreciation of equipment under operating leases............      449,673
Selling, general and administrative expenses................    5,615,848
Depreciation................................................       12,758
                                                              -----------
Total operating expenses....................................   23,113,275
                                                              -----------
Operating income............................................    5,839,502
Interest expense............................................      481,812
                                                              -----------
  Net income................................................  $ 5,357,690
                                                              ===========

                 See accompanying notes to financial statements

                          INTEGRATED TECHNOLOGY CORP.

                       STATEMENT OF STOCKHOLDER'S EQUITY

                                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  ---------------------------------------------
                                                    COMMON STOCK
                                                  -----------------    RETAINED
                                                  SHARES    AMOUNT     EARNINGS        TOTAL
                                                  ------   --------   -----------   -----------
Balances, December 31, 1996.....................   100     $100,000     9,012,083     9,112,083
Net income......................................    --           --     5,357,690     5,357,690
Stockholder distributions.......................    --           --    (2,451,733)   (2,451,733)
                                                   ---     --------   -----------   -----------
Balances, December 31, 1997.....................   100     $100,000   $11,918,040   $12,018,040
                                                   ===     ========   ===========   ===========

                 See accompanying notes to financial statements

                          INTEGRATED TECHNOLOGY CORP.

                            STATEMENT OF CASH FLOWS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $ 5,357,690
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................       12,758
  Purchases of equipment under operating lease..............   (2,529,492)
  Depreciation of equipment under operating lease...........      449,673
Changes in operating assets and liabilities:
  Decrease in trade receivables, net........................    3,478,138
  Increase in inventories...................................   (5,174,090)
  Increase in prepaid expenses..............................     (821,263)
  Increase in other assets..................................       (5,100)
  Decrease in accounts payable..............................   (1,167,531)
  Increase in accrued expenses..............................      613,749
                                                              -----------
     Net cash provided by operating activities..............      214,532
                                                              -----------
Cash flows from investing activities:
  Purchases of equipment....................................      (12,333)
                                                              -----------
     Net cash used in investing activities..................      (12,333)
Cash flows from financing activities:
  Borrowings under line of credit with bank.................    3,100,000
  Repayments under line of credit with bank.................   (1,000,000)
  Distributions to stockholder..............................   (2,451,733)
  Increase in due to affiliate..............................      464,971
                                                              -----------
     Net cash provided by financing activities..............      113,238
Net increase in cash........................................      315,437
Cash, beginning of period...................................      111,020
Cash, end of period.........................................  $   426,457
                                                              ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest....................  $   587,293
                                                              ===========

                 See accompanying notes to financial statements

                          INTEGRATED TECHNOLOGY CORP.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

     International Technology Corp. ("ITC" or the "Company") was incorporated in New Jersey on March 18, 1994. The principal business of the Company is the purchasing, refurbishing (through subcontractors), reselling, and leasing of aircraft jet engines and jet engine parts. The Company's customers are comprised of both domestic and international commercial airlines, jet engine repair facilities and brokers.

(B) REVENUE RECOGNITION

     Revenue is recognized upon shipment of the product to the customer net of an estimated allowance for sales returns. Revenue from equipment under operating leases is recognized as rental revenue on a straight-line basis over the lease term.

(C) CASH

     The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(D) INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is primarily determined using an average cost method. Inventories are made up primarily of new, refurbished and as removed engines and engine parts.

(E) EQUIPMENT UNDER OPERATING LEASES

     The cost of the asset under lease is the original purchase price plus overhaul costs. Depreciation of the cost is computed based on a straight-line method. Maintenance and repair costs are expensed as incurred.

(F) EQUIPMENT

     Equipment is stated at cost. Depreciation on equipment is calculated using the straight-line method over the following estimated useful lives: office equipment -- five years and furniture and fixtures -- five years.

(G) INCOME TAXES

     The Company is taxed as an S corporation for income tax purposes, whereby the Company's income is reported by the Company's stockholder. Accordingly, no provision has been made for federal income taxes.

(H) PENSION PLAN

     The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the five years before retirement.

                          INTEGRATED TECHNOLOGY CORP.

(I) FINANCIAL INSTRUMENTS

     The fair value of financial instruments, including cash, accounts receivable, accounts payable, accrued expenses, and notes payable to bank approximate fair value due to the short maturities of these instruments.

(J) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(K) IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material effect on the Company's financial position and results of operations.

(2) EQUIPMENT UNDER OPERATING LEASES, NET

     Equipment under operating leases consists primarily of aircraft and engines with typical lease terms of two years. At December 31, 1997, equipment under operating leases consists of the following:

Equipment under operating leases............................  $4,054,492
Accumulated depreciation....................................    (461,719)
                                                              ----------
                                                              $3,592,773
                                                              ==========

     At December 31, 1997, future minimum rental revenue on equipment under operating leases is as follows:

1998                                                          $1,755,000
1999                                                           1,389,935
2000                                                             249,400
                                                              ----------
                                                              $3,394,335
                                                              ==========

                          INTEGRATED TECHNOLOGY CORP.

(3) EQUIPMENT, NET

     Equipment, net at December 31, 1997 consists of the following:

Office equipment............................................  $ 52,502
Furniture and fixtures......................................    17,444
Accumulated depreciation....................................   (34,562)
                                                              --------
                                                              $ 35,384
                                                              ========

(4) NOTES PAYABLE TO BANK

     The Company has two short-term bank lines of credit. The borrowings under the lines bear interest at 0.5 percent above prime and 1 percent above prime payable monthly. Both obligations are collateralized by all of the Company's assets. The Company is subject to certain financial restrictions and the maintenance of certain minimum financial amounts and ratios (see note 10).

(5) COMMITMENTS AND CONTINGENCIES

     The Company has several operating leases for facilities that expire over the next two years. These leases generally require the Company to pay all executory costs such as maintenance and insurance and provide for early termination at stipulated values. Future minimum lease payments under operating lease agreements having an initial or remaining non-cancelable term in excess of one year as of December 31, 1997 are as follows:

1998                                                          $42,512
1999                                                           12,650
                                                              -------
                                                              $55,162
                                                              =======

     Total rent expense for all operating leases for the year ended December 31, 1997 approximated $108,000.

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and lawsuits, in the aggregate, will not have a material adverse effect on the Company's financial condition, results of its operations or its cash flows.

                          INTEGRATED TECHNOLOGY CORP.

(6) PENSION BENEFITS

     The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the five years prior to termination of employment. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1997:

Actuarial present value of benefit obligations:
  Vested benefit obligation.................................  $(353,484)
                                                              =========
  Accumulated benefit obligation............................  $(590,097)
                                                              =========
  Projected benefit obligation..............................  $(914,033)
  Plan assets at fair value.................................    494,514
                                                              ---------
     Projected benefit obligation in excess of plan
       assets...............................................   (419,519)
  Unrecognized net loss.....................................     88,755
  Prior service cost not yet recognized in net periodic
     pension cost...........................................    244,940
  Additional minimum liability..............................     (9,759)
                                                              ---------
     Pension liability included in accrued expenses.........  $ (95,583)
                                                              =========

     Approximately 56 percent of plan assets are invested in mutual funds. The remainder of plan assets are invested in a money market fund.

     Net pension cost for 1997 included the following components:

Service cost -- benefits earned during the period...........  $109,853
Interest cost on projected benefit obligation...............    56,106
Actual return on plan assets................................   (52,361)
Net amortization and deferral...............................    38,674
                                                              --------
Net pension cost............................................  $152,272
                                                              ========

     Assumptions used in accounting for the pension plan as of December 31, 1997 were:

Discount rates..............................................       7.5%
Rates of increase in compensation levels....................       5.0%
Expected long-term rate of return on assets.................       8.0%

(7) DUE TO STOCKHOLDER

     Due to stockholder represents a loan from the Company's president. This loan bears no interest and is payable upon demand.

(8) RELATED PARTY TRANSACTIONS

     The Company has entered into an inventory exchange program with Flight Support, Inc. ("FSI"), owned 49 percent by the sole stockholder and president of ITC. As of December 31, 1997, included in trade receivables is an outstanding receivable balance from FSI of $743,365. Sales to FSI in 1997 amounted to approximately $1,400,000.

     The Company pays the premiums for a $10 million key man life insurance policy for the president of the Company. The policy collateralizes the borrowings on the Company's lines of credit and an affiliated company's note payable, related by virtue of common ownership.

                          INTEGRATED TECHNOLOGY CORP.

(9) BUSINESS AND CREDIT CONCENTRATIONS

     The Company's business is impacted by the general economic conditions of the commercial aviation industry. Airlines and other operators recognize the need to cut costs, shift inventory requirements, and conserve capital to sustain profitability. The Company's industry is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations. Accordingly, economic and regulatory changes in the marketplace may significantly affect management's estimates and future performance.

     The financial instrument which potentially subjects the Company to concentrations of credit risk is accounts receivable. At December 31, 1997, approximately 43 percent of the Company's accounts receivable, net of allowances, were represented by five customers. The Company estimates an allowance for doubtful accounts based on the creditworthiness of its customers as well as general economic conditions. For the year ended December 31, 1997, the five largest customers collectively accounted for approximately 56 percent of the Company's revenues. Sales to the four largest international customers accounted for approximately 51 percent of the Company's 1997 revenues.

(10) SUBSEQUENT EVENT

     In April 1998, substantially all of the assets of the Company were acquired by Kellstrom Industries, Inc. ("Kellstrom"). Upon consummation of this acquisition, the Company's notes payable to bank were assumed by Kellstrom and immediately paid.

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                         COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

     The following should be read in conjunction with the Company's financial statements and pro forma financial information included in the Company's Form 8-K filed on May 18, 1998.

                          INDEPENDENT AUDITOR'S REPORT

The Shareholders
Aerocar Aviation Corp. and
  Aerocar Parts, Inc.:

     We have audited the accompanying combined balance sheet of Aerocar Aviation Corp. and Aerocar Parts, Inc. (collectively, the "Company") as of December 31, 1997, and the related combined statements of earnings, shareholders' equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Aerocar Aviation Corp. and Aerocar Parts, Inc. as of December 31, 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Fort Lauderdale, Florida
May 13, 1998

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                             COMBINED BALANCE SHEET

                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
                                  ASSETS
Cash and cash equivalents...................................  $ 7,163,060
Trade receivables...........................................    1,073,850
Inventories.................................................    4,100,157
Equipment under operating leases, net.......................   14,869,339
Equipment, furniture and fixtures, net......................      148,377
Other assets................................................      161,578
                                                              -----------
     Total assets...........................................  $27,516,361
                                                              ===========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued expenses.......................  $ 3,061,346
Notes payable...............................................    5,601,303
Note payable to shareholder.................................      250,000
Security deposits on leased equipment.......................      448,000
                                                              -----------
     Total liabilities......................................    9,360,649
Shareholders' equity:
  Common stock, $1 par value; 1,000 shares authorized; 400
     shares issued and outstanding..........................          400
  Additional paid-in capital................................      266,267
  Retained earnings.........................................   17,889,045
                                                              -----------
     Total shareholders' equity.............................   18,155,712
                                                              -----------
     Total liabilities and shareholders' equity.............  $27,516,361
                                                              ===========

            See accompanying notes to combined financial statements

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                         COMBINED STATEMENT OF EARNINGS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Sales of aircraft engines and engine parts..................  $31,693,131
Rental revenues.............................................   10,784,562
                                                              -----------
     Total revenues.........................................   42,477,693
                                                              -----------
Cost of goods sold..........................................   11,957,687
Depreciation of equipment under operating leases............    3,025,095
Selling, general and administrative expenses................    4,600,069
Depreciation................................................       31,592
                                                              -----------
     Total operating expenses...............................   19,614,443
                                                              -----------
Operating income............................................   22,863,250
Interest expense............................................     (321,461)
Interest income.............................................      179,749
Other.......................................................       49,604
                                                              -----------
     Net income.............................................  $22,771,142
                                                              ===========

            See accompanying notes to combined financial statements

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

                                                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------------------------
                                          COMMON     ADDITIONAL        RETAINED
                                          STOCK    PAID-IN CAPITAL     EARNINGS        TOTAL
                                          ------   ---------------   ------------   ------------
Balance at December 31, 1996............   $400       $266,267       $ 12,218,486   $ 12,485,153
  Net income............................     --             --         22,771,142     22,771,142
  Distributions to shareholders.........     --             --        (17,100,583)   (17,100,583)
                                           ----       --------       ------------   ------------
Balance at December 31, 1997............   $400       $266,267       $ 17,889,045   $ 18,155,712
                                           ====       ========       ============   ============

            See accompanying notes to combined financial statements

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                        COMBINED STATEMENT OF CASH FLOWS

                                                                FOR THE
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1997
                                                              ------------
Cash flows from operating activities:
  Net income................................................  $ 22,771,142
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................        31,592
     Depreciation of equipment under operating leases.......     3,025,095
     Purchases of equipment under operating leases..........    (9,017,197)
     Changes in operating assets and liabilities:
       Increase in trade receivables........................      (407,955)
       Decrease in inventories..............................     4,525,020
       Increase in other assets.............................       (76,093)
       Decrease in accounts payable and accrued expenses....      (930,536)
       Decrease in security deposits on leased equipment....      (238,500)
                                                              ------------
          Net cash provided by operating activities.........    19,682,568
                                                              ------------
Cash flows from investing activities:
  Purchases of equipment, furniture and fixtures............      (107,953)
                                                              ------------
          Net cash used in financing activities.............      (107,953)
                                                              ------------
Cash flows from financing activities:
  Proceeds from notes payable...............................     5,892,493
  Repayments of notes payable...............................    (2,301,190)
  Distributions to shareholders.............................   (17,100,583)
                                                              ------------
          Net cash provided by financing activities.........   (13,509,280)
                                                              ------------
          Net increase in cash..............................     6,065,335
Cash and cash equivalents, beginning of year................     1,097,725
                                                              ------------
Cash and cash equivalents, end of year......................  $  7,163,060
                                                              ============
Supplemental disclosure of cash flow information:
  Interest paid during the year.............................  $    179,749
                                                              ============

            See accompanying notes to combined financial statements

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

     Aerocar Aviation Corp. ("Aviation") and Aerocar Parts, Inc. ("Parts") (collectively, the "Company") are entities under common ownership. Aviation and Parts were incorporated in Florida on May 16, 1985 and June 18, 1992, respectively. Aviation purchases, refurbishes (through subcontractors), markets, leases and resells commercial aircraft engines and engine parts to air carriers, manufacturers and overhaul/repair facilities. Parts purchases and resells spare engine parts primarily to Aviation.

(B) PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of Aviation and Parts. All significant intercompany balances and transactions have been eliminated in combination.

(C) REVENUE RECOGNITION

     Revenue from leasing of aircraft assets is recognized as operating lease revenue over the terms of the applicable lease agreements. Included in rental revenue are non-refundable maintenance payments from lessees. Revenue on the sale of aircraft engines and engine parts is recognized upon shipment of the product to the customer net of an estimated allowance for sales returns.

(D) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(E) INVENTORIES

     Inventories consist of the following as of December 31, 1997:

Aircraft and engines........................................  $3,221,134
Spare parts.................................................     879,023
                                                              ----------
                                                              $4,100,157
                                                              ==========

     Inventories are stated at the lower of cost or market. Cost is primarily determined using the specific identification method.

(F) EQUIPMENT UNDER OPERATING LEASES

     The cost of the asset under lease is the original purchase price plus overhaul costs. Depreciation of the cost is computed on a usage-variable method to a salvage value representing the core value before overhaul, which reflects the usage levels of the equipment based on cycles. Maintenance and repair costs are expensed as incurred.

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

(G) EQUIPMENT, FURNITURE AND FIXTURES, NET

     Equipment, furniture and fixtures are stated at cost. Depreciation is calculated, using the straight-line method, over the estimated useful lives of the assets as follows:

Machinery and equipment...................................  7 and 5 years
Furniture and fixtures....................................  5 years
Automobiles...............................................  3 years

     Expenditures for maintenance and repairs are charged to operations, as incurred, while renewals and betterments are capitalized.

(H) INCOME TAXES

     The Company, with the consent of its shareholders, has elected to be taxed as an S corporation, wherein the income is taxable to the shareholders and not to the Company. Therefore, no provision or liability for federal income taxes has been included in these combined financial statements.

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments, consisting of cash and cash equivalents, trade receivables, other assets, equipment under operating leases, accounts payable and accrued expenses and note payable to shareholder, is based on the short maturity of these instruments which approximates fair value at December 31, 1997. The fair value of notes payable approximated carrying value due to the repricing of the interest rates.

(J) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosures of contingent assets and liabilities to prepare these combined financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(K) IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

(2) EQUIPMENT UNDER OPERATING LEASES, NET

     Equipment under operating leases consists primarily of aircraft engines with typical lease terms of less than 18 months. Equipment under operating leases consists of the following as of December 31, 1997:

Equipment under operating leases...........................  $17,791,486
Less accumulated depreciation..............................    2,922,147
                                                             -----------
                                                             $14,869,339
                                                             ===========

     As of December 31, 1997, future minimum rental revenue on equipment under operating leases is as follows:

1998........................................................  $3,147,500
1999........................................................     496,000
                                                              ----------
                                                              $3,643,500
                                                              ==========

(3) EQUIPMENT, FURNITURE AND FIXTURES, NET

     Equipment, furniture and fixtures consists of the following as of December 31, 1997:

Machinery and equipment.....................................  $215,156
Furniture and fixtures......................................   129,053
Automobiles.................................................    24,493
                                                              --------
                                                               368,702
Less accumulated depreciation...............................   220,325
                                                              --------
                                                              $148,377
                                                              ========

(4) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following as of December 31, 1997:

Accounts payable............................................  $1,894,769
Accrual for state taxes (see note 10).......................   1,073,313
Other.......................................................      93,264
                                                              ----------
                                                              $3,061,346
                                                              ==========

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

(5) NOTES PAYABLE

     Notes payable consists of the following as of December 31, 1997:

Term loan bearing interest at 30-day LIBOR plus 2.7 percent
  (8.7 percent at December 31, 1997) payable in 84 monthly
  installments with final payment due August 1, 2004;
  secured by two specific engines and guaranteed by the
  Company's majority shareholder............................  $5,541,303
Borrowings under revolving credit facility, interest, at
  prime plus 0.25 percent (8.8 percent at December 31,
  1997), is payable monthly; the revolving credit facility
  expires in March, 1999; secured by select engines in the
  Company's lease pool and guaranteed by the Company's
  majority shareholder......................................      60,000
                                                              ----------
                                                              $5,601,303
                                                              ==========

     Effective August 1, 1997, the Company entered into an interest rate hedge agreement known as a Convertible CAP ("CAP") with the term loan financial institution to reduce the potential impact of increases in interest rates on the floating rate term loan. The agreement expires on August 1, 2000. The agreement states if market fixed interest rates defined as LIBOR plus 270 basis points are equal to or less than 8.7 percent, the financial institution has the right to fix the interest rate at 8.7 percent until expiration of the CAP agreement. If market interest rates are equal to or greater than 10.5 percent, the Company's interest rate on the term loan cannot exceed 10.5 percent. The interest rate on the outstanding balance as of December 31, 1997 was 8.7 percent.

     On August 6, 1996, as amended, the Company entered into a $6.0 million revolving credit facility for the purpose of financing the acquisition of certain aircrafts, aircraft engines and parts. The Company pays a quarterly facility fee equal to 0.125 percent of the average unused amount of the note. Availability under the revolving credit facility is reduced by standby letters of credit totaling approximately $2,598,000, maturing on various dates in 1998. The letters of credit were not drawn upon as of December 31, 1997.

     The term loan and revolving credit facility agreement contain various affirmative and negative covenants, including maintenance of total liabilities to tangible net worth and debt service ratios and limitations on the disposition of the assets and change of ownership (see note 11). A default under any other commitment or loan also constitutes a default under the term loan and revolving credit facility agreement. As of December 31, 1997, the Company was in default of an affirmative covenant. The Company subsequently was granted a waiver from the lender through June 30, 1998.

     The aggregate maturities of notes payable for each of the five years subsequent to December 31, 1997 are as follows:

  1998......................................................  $  841,784
  1999......................................................     901,784
  2000......................................................     841,784
  2001......................................................     841,784
  2002......................................................     841,784
  Thereafter................................................   1,332,383
                                                              ----------
                                                              $5,601,303
                                                              ==========

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

(6) NOTE PAYABLE TO SHAREHOLDER

     On May 23, 1991, as amended, the Company entered into an unsecured promissory note with the majority shareholder. The note matures on December 31, 1998 and bears interest at 12.0 percent. Accrued interest of $10,000 is included in accounts payable and accrued expenses as of December 31, 1997.

(7) LEASES

     The Company leases its office facilities from a related party under a lease which expires in April 2012. This lease requires the Company to pay all executory costs such as maintenance, insurance and property taxes.

     Future minimum lease payments as of December 31, 1997 are as follows:

  1998......................................................  $  235,200
  1999......................................................     235,200
  2000......................................................     235,200
  2001......................................................     235,200
  2002......................................................     235,200
  Thereafter................................................   2,195,200
                                                              ----------
                                                              $3,371,200
                                                              ==========

     Total rental expense for the year ended December 31, 1997 approximated $224,000.

(8) EMPLOYEE BENEFIT PLAN

     The Company offers a profit sharing plan (the "Plan") to substantially all employees. Contributions to the Plan are at the discretion of the Company's management. Contributions for the year ended December 31, 1997 approximated $79,000.

(9) CONCENTRATIONS OF BUSINESS AND CREDIT RISK

     The Company's business is impacted by the general economic conditions of the commercial aviation industry. Airlines and other operators recognize the need to cut costs, shift inventory requirements and conserve capital to sustain profitability. The Company's industry is also subject to regulation by various governmental agencies with responsibilities over civil aviation. Increased regulations imposed by organizations such as the Federal Aviation Administration may significantly affect industry operations. Accordingly, economic and regulatory changes in the marketplace may significantly affect management's estimates and future performance.

     A significant percentage of the aircraft engines and aircraft engine parts purchases for the year ended December 31, 1997 are from Pratt & Whitney. The loss of this vendor could have an adverse impact on the Company.

     The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. No allowance was recorded as of December 31, 1997. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

                 AEROCAR AVIATION CORP. AND AEROCAR PARTS, INC.

(10) COMMITMENTS AND CONTINGENCIES

     The Florida Department of Revenue ("DOR") delivered a Notice of Assessment ("Assessment") to the Company on January 23, 1997. The Assessment alleges the Company owes the State of Florida sales taxes, penalties and interest totaling approximately $1.1 million. The DOR's legal basis for the Assessment is that the Company failed to obtain resale exemption certificates from purchasers of parts sold by the Company in the ordinary course of business in violation of Florida Administrative Rule 12A-1.038(4).

     The Company filed a Protest of the Notice of Assessment on February 17, 1997. On April 23, 1998, the DOR delivered to the Company a Notice of Reconsideration stating that it would not modify the Assessment. On May 1, 1998, the Company filed a Petition for Formal Administration Hearing ("Petition") with the DOR. On May 11, 1998, the Company received a letter from DOR acknowledging the filing of the Petition and referred the matter to the Florida Attorney General's office for representation of the DOR.

     The Company believes that the accruals, included in accounts payable and accrued expenses, provided in connection with this matter are adequate and that the resolution of this matter will not have a material adverse effect on the combined financial condition, results of operations or cash flow of the Company (see note 4).

     The Company is a party to various claims, legal actions and complaints arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of any matter that may arise will not have a material adverse effect on the combined financial condition, results of operations or cash flow of the Company.

(11) SUBSEQUENT EVENTS

     On May 6, 1998, the Company entered into a Stock Purchase Agreement (the "Agreement") to sell 100 percent of its common stock to Kellstrom Industries, Inc. ("Kellstrom") for approximately $49.0 million. The Company expects to consummate this transaction upon the fulfillment of certain conditions as outlined in the Agreement

     Sales of aircraft and engine parts for the year ended December 31, 1997 included the sale of eight aircraft engines and three aircraft with three engines each with a net book value of approximately $4.3 million for approximately $20.3 million to Kellstrom.

======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    12
Use of Proceeds.......................    17
Concurrent Common Stock Offering......    17
Price Range of Common Stock...........    18
Dividend Policy.......................    18
Capitalization........................    19
Selected Financial Data...............    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    23
Business..............................    32
Management............................    43
Description of Notes..................    46
Certain Federal Tax Considerations....    57
Validity of the Notes.................    60
Experts...............................    61
Available Information.................    61
Incorporation of Certain Documents by
  Reference...........................    61
Underwriting..........................    63
Index to Financial Statements.........   F-1

======================================================
======================================================
                                  $75,000,000

                          (Kellstrom Industries Logo)

                           Kellstrom Industries, Inc.
                        5 1/2% Convertible Subordinated
                                 Notes Due 2003
                             ----------------------

                                   PROSPECTUS
                             ----------------------
                                 BT Alex. Brown

                            Brean Murray & Co., Inc.
                                 June 11, 1998
======================================================